RYAN SPECIALTY GROUP, LLC, as Issuer

the GUARANTORS party hereto from time to time,

and

U.S. BANK NATIONAL ASSOCIATION,
as Trustee and Notes Collateral Agent

4.375% Senior Secured Notes due 2030

INDENTURE

Dated as of February 3, 2022

Table of Contents

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.1...Definitions   1

SECTION 1.2...Other Definitions.   48

SECTION 1.3...Rules of Construction   51

ARTICLE II

THE NOTES

SECTION 2.1. ....Form, Dating and Terms   52

SECTION 2.2. ....Execution and Authentication   58

SECTION 2.3...Registrar and Paying Agent   58

SECTION 2.4. ....Paying Agent to Hold Money in Trust   59

SECTION 2.5. ....Holder Lists   59

SECTION 2.6...Transfer and Exchange   59

SECTION 2.7..............Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S   62

SECTION 2.8. ....Mutilated, Destroyed, Lost or Stolen Notes   64

SECTION 2.9. ....Outstanding Notes   64

SECTION 2.10..Temporary Notes   65

SECTION 2.11...Cancellation   65

SECTION 2.12...Payment of Interest; Defaulted Interest   65

SECTION 2.13. ....CUSIP and ISIN Numbers   66

SECTION 2.14...................................Form of Certificate to be Delivered Upon Termination of Restricted Period   66

ARTICLE III

COVENANTS

SECTION 3.1. ....Payment of Notes   68

SECTION 3.2. ....Limitation on Indebtedness   68

SECTION 3.3. ....Limitation on Restricted Payments   75

SECTION 3.4.   Limitation on Restrictions on Distributions from Restricted Subsidiaries.................................   85

SECTION 3.5...Limitation on Sales of Assets and Subsidiary Stock   87

SECTION 3.6. ....Limitation on Liens   92

SECTION 3.7..Limitation on Guarantees   92

SECTION 3.8. ....Limitation on Affiliate Transactions   93

SECTION 3.9.   [Reserved].. 97

SECTION 3.10. ....Change of Control 97

SECTION 3.11.   Reports.. 98

SECTION 3.12. ....Maintenance of Office or Agency. 99

SECTION 3.13...After-acquired Collateral. 100

SECTION 3.14...Compliance Certificate. 100

SECTION 3.15...Instruments and Acts. 100

SECTION 3.16...Statements by Officers as to Default 100

SECTION 3.17....................................Designation of Restricted and Unrestricted Subsidiaries 100

SECTION 3.18. ....Effectiveness of Certain Covenants. 101

ARTICLE IV

SUCCESSOR COMPANY; SUCCESSOR PERSON

SECTION 4.1...Merger and Consolidation 102

ARTICLE V

REDEMPTION OF SECURITIES

SECTION 5.1...Notices to Trustee 104

SECTION 5.2. ....Selection of Notes to Be Redeemed or Purchased 104

SECTION 5.3. ....Notice of Redemption 105

SECTION 5.4...Deposit of Redemption or Purchase Price. 106

SECTION 5.5. ....Notes Redeemed or Purchased in Part 106

SECTION 5.6. ....Optional Redemption 106

SECTION 5.7...Special Mandatory Redemption or Sinking Fund. 108

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.1...Events of Default 108

SECTION 6.2. ....Acceleration. 111

SECTION 6.3. ....Other Remedies 112

SECTION 6.4...Waiver of Past Defaults 112

SECTION 6.5...Control by Majority 112

SECTION 6.6...Limitation on Suits 112

SECTION 6.7. ....Rights of Holders to Receive Payment 113

SECTION 6.8...Collection Suit by Trustee 113

SECTION 6.9...Trustee May File Proofs of Claim 113

SECTION 6.10. ....Priorities 114

SECTION 6.11. ....Undertaking for Costs 114

ARTICLE VII

TRUSTEE

SECTION 7.1. ....Duties of Trustee 115

SECTION 7.2. ....Rights of Trustee 116

SECTION 7.3. ....Individual Rights of Trustee 117

SECTION 7.4. ....Trustee's Disclaimer 117

SECTION 7.5. ....Notice of Defaults 117

SECTION 7.6. ....Compensation and Indemnity 117

SECTION 7.7. ....Replacement of Trustee 118

SECTION 7.8. ....Successor Trustee by Merger 119

SECTION 7.9. ....Eligibility; Disqualification 119

SECTION 7.10. ....Trustee's Application for Instruction from the Issuer 119

SECTION 7.11. ....Security Documents; Intercreditor Agreement 119

SECTION 7.12. ....Limitation on Duty of Trustee in Respect of Collateral; Indemnification 120

ARTICLE VIII

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

SECTION 8.1. ....Option to Effect Legal Defeasance or Covenant Defeasance; Defeasance. 120

SECTION 8.2. ....Legal Defeasance and Discharge 120

SECTION 8.3. ....Covenant Defeasance 121

SECTION 8.4. ....Conditions to Legal or Covenant Defeasance. 121

SECTION 8.5. ..Deposited Money and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions 122

SECTION 8.6. ....Repayment to the Issuer 123

SECTION 8.7. ....Reinstatement 123

ARTICLE IX

AMENDMENTS

SECTION 9.1. ....Without Consent of Holders 123

SECTION 9.2. ....With Consent of Holders 125

SECTION 9.3. ....Revocation and Effect of Consents and Waivers 126

SECTION 9.4. ....Notation on or Exchange of Notes 127

SECTION 9.5. ....Trustee to Sign Amendments 127

ARTICLE X

GUARANTEE

SECTION 10.1. ....Guarantee 127

SECTION 10.2. ....Limitation on Liability; Termination, Release and Discharge 129

SECTION 10.3. ....Right of Contribution 130

SECTION 10.4. ....No Subrogation 130

ARTICLE XI

SATISFACTION AND DISCHARGE

SECTION 11.1. ....Satisfaction and Discharge 130

SECTION 11.2. ....Application of Trust Money 131

ARTICLE XII

COLLATERAL

SECTION 12.1. ....Security Documents 132

SECTION 12.2. ....Release of Collateral. 132

SECTION 12.3. ....Suits to Protect the Collateral 133

SECTION 12.4. ....Authorization of Receipt of Funds by the Trustee Under the Security Documents 134

SECTION 12.5. ....Purchaser Protected 134

SECTION 12.6. ....Powers Exercisable by Receiver or Trustee 134

SECTION 12.7. ....Notes Collateral Agent 134

ARTICLE XIII

MISCELLANEOUS

SECTION 13.1. ....Notices 140

SECTION 13.2. ....Certificate and Opinion as to Conditions Precedent 141

SECTION 13.3. ....Statements Required in Certificate or Opinion 142

SECTION 13.4. ....When Notes Disregarded 142

SECTION 13.5. ....Rules by Trustee, Paying Agent and Registrar 142

SECTION 13.6. ....Legal Holidays. 142

SECTION 13.7. ....Governing Law. 142

SECTION 13.8. ....Jurisdiction. 142

SECTION 13.9. ....Waivers of Jury Trial 143

SECTION 13.10. ....USA PATRIOT Act 143

SECTION 13.11. ....No Personal Liability of Directors, Officers, Employees and Stockholders 143

SECTION 13.12. ....Successors 143

SECTION 13.13. ....Multiple Originals 143

SECTION 13.14. ....Table of Contents; Headings. 144

SECTION 13.15. ....Force Majeure 144

SECTION 13.16...Severability 144

SECTION 13.17..Waiver of Immunities 144

SECTION 13.18. ....Judgment Currency 144

SECTION 13.19. ....Intercreditor Agreement. 145

EXHIBIT A   Form of Global Restricted Note

EXHIBIT B   Form of Supplemental Indenture to Add Guarantors

INDENTURE, dated as of February 3, 2022, by and among RYAN SPECIALTY GROUP, LLC (the "Company" or the "Issuer"), a Delaware limited liability company, the GUARANTORS party hereto from time to time and U.S. BANK NATIONAL ASSOCIATION, as trustee (in such capacity, the "Trustee") and as notes collateral agent (in such capacity, the "Notes Collateral Agent").

W I T N E S S E T H

WHEREAS, the Company and each of the Guarantors (as defined below) have duly authorized the execution and delivery of this Indenture to provide for the issuance of (i) its 4.375% Senior Secured Notes due 2030 issued on the date hereof (the "Initial Notes") and (ii) any additional Notes ("Additional Notes" and, together with the Initial Notes, the "Notes") that may be issued after the Issue Date.

WHEREAS, all things necessary (i) to make the Notes, when executed and duly issued by the Issuer and authenticated and delivered hereunder, the valid obligations of the Issuer, and (ii) to make this Indenture a valid agreement of the Issuer have been done;

WHEREAS, as of the Issue Date, the Notes will be guaranteed and secured by the Collateral on a senior secured basis by the Issuer and each of the Issuer's existing and future direct and indirect wholly owned Domestic Subsidiaries (as defined below) that are Restricted Subsidiaries (subject to certain exceptions as set forth herein) (the "Guarantors"); and

NOW, THEREFORE, in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.1.   Definitions.

"Acquired Indebtedness" means with respect to any Person (x) Indebtedness of any other Person existing at the time such other Person is merged, amalgamated or consolidated with or into the Company or a Restricted Subsidiary or became a Restricted Subsidiary of such specified Person whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into the Company or a Restricted Subsidiary, or becoming a Restricted Subsidiary of such specified Person and (y) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; *provided* that any Indebtedness of such Person that is extinguished, redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction pursuant to which such other Person becomes a Subsidiary of the specified Person will not be Acquired Indebtedness. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (x) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary or on the date of the relevant merger, amalgamation, consolidation, acquisition or other combination.

"Acquisition" means the acquisition of all of the outstanding equity interests of All Risks, LTD, a Maryland corporation ("All Risks"), and Independent Claims Services, LLC, a Maryland limited liability company ("ICS"), by the Company pursuant to that certain equity purchase agreement, dated as of June 23, 2020 by and among the Company, All Risks, ICS and the other parties thereto.

"Additional Assets" means:

(1)   any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)   the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3)   Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

"<u>Additional First Lien Collateral Agent</u>" means (x) for so long as the Notes Obligations are the only Series of Additional First Lien Obligations, the Notes Collateral Agent and (y) if (x) does not apply, the Collateral Agent for the Series of First Lien Obligations represented by the Major Non-Applicable Authorized Representative.

"<u>Additional First Lien Documents</u>" means, the Notes Documents, with respect to Notes Obligations and with respect to any other Series of Additional First Lien Obligations, the notes, credit agreements, indentures, security documents and other operative agreements evidencing or governing such Indebtedness, and each other agreement entered into for the purpose of securing any Series of Additional First Lien Obligations.

"<u>Additional First Lien Obligations</u>" means the Notes Obligations and any Indebtedness having a First Lien with respect to the Collateral; *provided* that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Intercreditor Agreement.

"<u>Additional First Lien Secured Parties</u>" means the holders of any Additional First Lien Obligations and any trustee, authorized representative or agent of such Additional First Lien Obligations.

"<u>Administrative Agent</u>" means JPMorgan Chase Bank, N.A., in its capacity as administrative agent and collateral agent under the Credit Agreement.

"<u>Additional Notes</u>" has the meaning assigned to it in the recitals of this Indenture.

"<u>Affiliate</u>" with respect to any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"<u>Applicable Authorized Representative</u>" means, with respect to any Shared Collateral, (i) until the earlier of (x) the Discharge of First Lien Obligations that are Credit Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Credit Agreement Collateral Agent (as defined in the Intercreditor Agreement) and (ii) from and after the earlier of (x) the Discharge of First Lien Obligations that are Credit Obligations and (y) the Non- Controlling Authorized Representative Enforcement Date, the Major Non-Applicable Authorized Representative.

"<u>AHYDO Payment</u>" means any payment required to be made under the terms of Indebtedness in order to avoid the application of Section 163(e)(5) of the Code to such Indebtedness.

"<u>Applicable Premium</u>" means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a)   the present value at such redemption date of (i) the redemption price of such Note at February 1, 2025 (such redemption price (expressed in percentage of principal amount) being set forth in the table under <u>Section 5.6(d)</u> (excluding accrued but unpaid interest, if any)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest, if any), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over

(b)   the outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate. The Trustee shall have no duty to calculate or verify the calculations of the Applicable Premium.

"Applicable Treasury Rate" means the weekly average for each Business Day during the most recent week that has ended at least two Business Days prior to the redemption date of the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to February 1, 2025; *provided*, however, that if the period from the redemption date to February 1, 2025 is not equal to the constant maturity of a United States Treasury security for which a yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"Asset Disposition" means:

(a)   the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale Leaseback Transaction) of the Company or any Restricted Subsidiary (in each case, other than Capital Stock of the Company) (each referred to in this definition as a "disposition"); or

(b)   the issuance or sale of Capital Stock of any Restricted Subsidiary (other than, in each case, (x) directors' qualifying shares or shares or interests required to be held by non-U.S. nationals or other third parties to the extent required by applicable law or (y) Preferred Stock or Disqualified Stock of a Restricted Subsidiary issued in compliance with Section 3.2, other than by any Restricted Subsidiary to the Company or another Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case other than:

(1)   a sale, exchange, transfer or other disposition of cash, Cash Equivalents or Investment Grade Securities, any marketable securities portfolio owned by the Company or any Subsidiary on the Issue Date or uneconomical, obsolete, damaged, unnecessary, surplus, unsuitable, non-core or worn out equipment or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Company and its Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Company and its Restricted Subsidiaries or any sale or disposition of property or assets in connection with scheduled turnarounds, maintenance and equipment and facility updates or any disposition of inventory or goods (or other assets including Settlement Assets) held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(2)   the sale, conveyance, transfer or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries (on a consolidated basis) in a manner pursuant to the provisions of Section 4.1(a)(3);"

(3)   any Permitted Investment or Restricted Payment;

(4)   any disposition of properties or assets of the Company or any Restricted Subsidiary, or the issuance or sale of Capital Stock of any Restricted Subsidiary, with Net Available Cash of less than the greater of $70.0 million and 15.0% of LTM EBITDA;

(5)   (i) any transfer or disposition of property or assets by a Restricted Subsidiary to the Company or (ii) by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(6)   sales of assets received by the Company or any Restricted Subsidiary upon the foreclosure on a Lien;

(7) any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any joint venture that is not a Subsidiary of the Company;

(8) the unwinding of any Hedging Obligations;

(9) the sale, lease, discount, assignment, license or sublease of inventory, equipment, accounts receivable, notes receivable or other current assets held for sale, lease, assignment, license or sublease in the ordinary course of business or consistent with past practice or the conversion of accounts receivable into a notes receivable;

(10) the lease, assignment or sublease of any real or personal property in the ordinary course of business or consistent with industry practice and dispositions to landlords of improvements made to leased real property pursuant to customary terms of leases;

(11) a sale of accounts receivable and related assets of the type specified in the definition of "Receivables Financing" to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(12) a transfer of accounts receivable and related assets of the type specified in the definition of "Receivables Financing" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing or any disposition of Securitization Assets, or participations therein, in connection with any Securitization Facility;

(13) any financing transaction with respect to property owned, built or acquired by the Company or any Restricted Subsidiary, including Sale Leaseback Transactions permitted under this Indenture;

(14) any exchange of assets for assets (including a combination of assets, cash and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and the Restricted Subsidiaries, as a whole, as determined in good faith by the Company;

(15) (x) the grant of any license or sub-license of patents, trademarks, know-how and any other intellectual property in the ordinary course of business or which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiary or (y) conveyances, sales, transfers, licenses, sublicenses, cross-licenses or other dispositions of intellectual property, software or other general intangibles and licenses, sublicenses, cross-licenses, leases or subleases of other property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research or development agreement in which the counterparty to such agreement receives a license in the intellectual property or software that result from such agreement;

(16) any sale or other disposition deemed to occur with creating, granting or perfecting a Lien not otherwise prohibited by the Notes Documents;

(17) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

(18) foreclosures, condemnations or any similar action on assets;

(19) sales of any non-core assets to obtain the approval of an anti-trust authority to a permitted acquisition or other permitted Investment or otherwise necessary or advisable in the reasonable determination of the Company to consummate any acquisition;

(20)   sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(21)   transfers of property pursuant to a Recovery Event;

(22)   the lapse, abandonment or other disposition of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Company are no longer commercially reasonable to maintain or are not material to the conduct of the business of the Company and the Restricted Subsidiaries taken as a whole;

(23)   Permitted Reorganizations;

(24)   forgiveness by the Company or a Restricted Subsidiary of a Forgivable Loan;

(25)   forgiveness by the Company of any loan permitted pursuant to clause (10) of the definition of "Permitted Investments" to the extent the proceeds of which have been used to purchase Capital Stock of the Company (or any direct or indirect parent company thereof);

(26)   dispositions in connection with Permitted Liens, Permitted Intercompany Activities, Permitted Tax Restructuring and related transactions;

(27)   an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Company;

(28)   any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(29)   the unwinding of any Cash Management Obligations or Hedging Obligations;

(30)   any disposition to a Captive Insurance Subsidiary;

(31)   [reserved]; and

(32)   any disposition of non-revenue producing assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company or any Restricted Subsidiary to such person.

For purposes of determining compliance with Section 3.5 in the event that any disposition (or any portion thereof) meets the criteria of more than one of the above categories or of the categories under Section 3.5 (including in part of one category and in part of another category), the Company shall, in its sole discretion, at the time of making such disposition, divide and/or classify such disposition (or any portion thereof) in one or more of the above categories or in any category under Section 3.5 (including in part in one category and in part in another category).

"Associate" means (i) any Person engaged in a Similar Business of which the Company or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Company or any Restricted Subsidiary.

"Authorized Representative" means, (i) with respect to the Credit Obligations, the Credit Agreement Collateral Agent (as defined in the Intercreditor Agreement), (ii) with respect to the Indenture Obligations, the Trustee and (iii) with respect to any other Series of Additional First Lien Obligations, the applicable Additional

Agent (as defined in the Intercreditor Agreement) designated an Authorized Representative of such Series in the applicable Joinder Agreement (as defined in the Intercreditor Agreement).

"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereinafter in effect, or any successor statute.

"Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

"Board of Directors" means (i) with respect to the Company or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (ii) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (iii) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (iv) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, Board of Directors means the Board of Directors of the Company.

"Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, United States or in the jurisdiction of the place of payment are authorized or required by law to close. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall not be reflected in computing interest or fees, as the case may be.

"Capital Stock" means (i) in the case of a corporation, corporate stock or share capital; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of an exempted company, shares; (iv) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; and (vi), with respect to any Person, any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity; *provided* that, with respect to the Company, shareholder loans to the extent issued as permitted cure securities (under the Credit Agreement) or pursuant to clause (3) of the definition of "Permitted Indebtedness" shall be treated as Capital Stock of the Company.

"Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease (and, for the avoidance of doubt, not a straight-line or operating lease) for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty; *provided* that all obligations of the Company and its Restricted Subsidiaries that are or would be characterized as an operating lease as determined in accordance with GAAP as in effect on January 1, 2015 (whether or not such operating lease was in effect on such date) shall continue to be accounted for as an operating lease (and not as a Capitalized Lease Obligation) for purposes of this Indenture regardless of any change in GAAP following January 1, 2015 (that would otherwise require such obligation to be recharacterized as a Capitalized Lease Obligation).

"Capitalized Software Expenditures" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

"Captive Insurance Subsidiary" means (i) any Subsidiary of the Company operating for the purpose of (a) insuring the businesses, operations or properties owned or operated by the Parent Entity, the Company or any of its Subsidiaries, including their future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members), and related benefits and/or (b) conducting any activities or business incidental thereto (it being understood and agreed that activities which are relevant or appropriate to qualify as an insurance company for U.S. federal or state tax purposes shall be considered "activities or business incidental thereto") or (ii) any Subsidiary of any such insurance subsidiary operating for the same purpose described in clause (i) of this definition.

"Cash Equivalents" means:

(1)   Dollars, Canadian Dollars, British Pounds Sterling, Euros, the national currency of any participating member state of the European Union and other local currencies held by the Company and the Restricted Subsidiaries from time to time in the ordinary course of business in connection with any business conducted by such Person in such jurisdiction;

(2)   securities issued or directly and fully guaranteed or insured by the government of the United States, Canada, any country that is a member of the European Union, Switzerland or the United Kingdom or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million, in the case of U.S. banks, and $100.0 million (or the foreign currency equivalent thereof), in the case of non-U.S. banks, and whose long-term debt is rated with an Investment Grade Rating by Moody's or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)   repurchase obligations for underlying securities of the types described in clauses (2) and (3) of this definition entered into with any financial institution meeting the qualifications specified in clause (3) of this definition;

(5)   commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least "P-1/A-1" or the equivalent thereof by Moody's or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)   readily marketable direct obligations issued by any state or commonwealth of the United States of America, Canada, any country that is a member of the European Union, the United Kingdom or Switzerland or any political subdivision of the foregoing having one of the two highest rating categories obtainable from either Moody's or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities of 36 months or less from the date of acquisition;

(7)   Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A-2" or higher from Moody's in each case with maturities not exceeding two years from the date of acquisition;

(8)   [reserved];

(9)   investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) of this definition; and

(10)   instruments equivalent to those referred to in clauses (1) through (7) of this definition denominated in Canadian dollars, pound sterling or euro or any other currency comparable in

credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with (a) any business conducted by any Restricted Subsidiary organized in such jurisdiction or (b) any Investment in the jurisdiction where such Investment is made.

"Cash Management Obligations" means (1) obligations in respect of any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements, electronic fund transfer, treasury services and cash management services, including controlled disbursement services, working capital lines, lines of credit, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services, or other cash management arrangements or any automated clearing house arrangements, (2) other obligations in respect of netting or setting off arrangements, credit, debit or purchase card programs, stored value card and similar arrangements and (3) obligations in respect of any other services related, ancillary or complementary to the foregoing (including any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements and cash management services, corporate credit and purchasing cards and related programs or any automated clearing house transfers of funds).

"Casualty Event" means any event that gives rise to the receipt by the Company or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, assets or real property (including any improvements thereon) to replace or repair such equipment, assets or real property.

"CFC" means a "controlled foreign corporation" within the meaning of Section 957(a) of the Code.

"CFC Holding Company" means any Subsidiary that has no material assets other than Capital Stock (or Capital Stock and Indebtedness) of one or more direct or indirect Foreign Subsidiaries that are CFCs.

"Change of Control" means the occurrence of any of the following:

(1)   the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company, or any direct or indirect parent of the Company that holds directly or indirectly an amount of Voting Stock of the Company such that the Company is a Subsidiary of such holding company; or

(2)   the sale or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to a Person (other than the Company or any of its Restricted Subsidiaries or one or more Permitted Holders) and any "person" (as defined in clause (1) of this definition), other than one or more Permitted Holders or any Parent Entity, is or becomes the "beneficial owner" (as so defined) of more than 50% of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be.

Notwithstanding the preceding or any provision of Section 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Stock subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Stock in connection with the transactions contemplated by such agreement, (ii) if any group includes one or more Permitted Holders, the issued and outstanding Voting Stock of the Company owned, directly or indirectly, by any Permitted Holders that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of determining whether a Change of Control has occurred, (iii) a Person or group will not be deemed to beneficially own the Voting Stock of another Person as a result of its ownership of Voting Stock or other securities of such other Person's parent entity (or related contractual rights) unless it owns 50% or more of the total voting power of the Voting Stock entitled to vote for the election of directors of such parent entity having a majority of the aggregate votes on the board of directors (or similar body) of such parent entity and (iv) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a beneficial owner.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Collateral" means all of the assets and property of the Company and the Guarantors and any other Person, now owned or hereafter acquired, whether real, personal or mixed, upon which a Lien is purported to be created by any Security Document; *provided*, however, that the Collateral shall not include any Excluded Assets.

"Collateral Agent" means (1) in the case of any Credit Obligations, the Administrative Agent, (2) in the case of the Notes Obligations, the Notes Collateral Agent, (3) in the case of any Additional First Lien Obligations, the collateral agent, administrative agent or trustee with respect thereto and (4) in the case of any junior lien obligations, the collateral agent, administrative agent or trustee with respect thereto.

"Collateral Requirement" means, at any time, the requirement that, subject to the Intercreditor Agreement:

(a)   the Notes Collateral Agent shall have received each Security Document required to be delivered on the Issue Date pursuant to Section 12.1 hereof or from time to time pursuant to Section 3.13 hereof or the Security Agreement, subject to the limitations and exceptions of this Indenture, duly executed by the Issuer and each Guarantor party thereto;

(b)   the Notes Obligations and the Note Guarantees shall have been secured pursuant to the Security Agreement by a first-priority perfected security interest in the Collateral (and Notes Collateral Agent or its bailee shall have received certificates, documents or title or other instruments representing all such Capital Stock (if any), together with undated stock powers or other instruments of transfer with respect thereto endorsed in blank);

(c)   [reserved];

(d)   except as otherwise contemplated by this Indenture or any Security Document, all certificates, agreements, documents and instruments, including UCC financing statements and filings with the United States Patent and Trademark Office and United States Copyright Office, required by the Security Documents, applicable Law or reasonably requested by the Notes Collateral Agent to be filed, delivered, registered or recorded to create the Liens intended to be created by the Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Security Documents and the other provisions of this definition of "Collateral Requirement," shall have been filed, registered or recorded or delivered to the Notes Collateral Agent for filing, registration or recording;

(e)   if any Subsidiary of the Company becomes a Guarantor pursuant to any requirement under Section 3.7, Section 3.13 or Article X hereof (which requirements, for the avoidance of doubt, exclude any CFC Holding Company):

(1)   within 45 days after such obligation arises or if any Obligations are outstanding under the Credit Agreement, or such longer period as the Administrative Agent may permit in accordance with the Credit Agreement:

(i) cause each such Subsidiary of the Company that is required to become a Guarantor pursuant to the terms hereof to duly execute and deliver to the Notes Collateral Agent, other than with respect to any Excluded Assets, Security Agreement supplements, a joinder to the Intercreditor Agreement, intellectual property security agreements and other security agreements reasonably requested by the Notes Collateral Agent in each case granting Liens required by the Collateral Requirement or the Security Documents;

(ii) cause each such Subsidiary of the Company that is required to become a Guarantor pursuant to the terms hereof (and the parent of each such Subsidiary that is a Guarantor) to deliver any and all certificates representing Capital Stock (to the extent certificated and a security interest therein may be perfected by the delivery of such certificates) that are required to be pledged pursuant to the Collateral Requirement or the Security Documents, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank; and

(iii)   take and cause such Subsidiary of the Company that is required to become a Guarantor pursuant to the terms hereof and each direct or indirect parent of such Subsidiary to take whatever action (including the recording of Mortgages, the filing of UCC financing statements and delivery of stock and membership interest certificates to the extent certificated) as may be necessary to vest in the Notes Collateral Agent (or in any representative of the Notes Collateral Agent designated by it) valid and perfected Liens to the extent required by the Collateral Requirement or the Security Documents, and to otherwise comply with the requirements of the Collateral Requirement;

(f)   to the extent customary, or if any Obligations are outstanding under the Credit Agreement, only to the extent delivered to the Administrative Agent under the Credit Agreement, deliver to the Notes Collateral Agent with respect to each Material Property, any existing title reports, abstracts, appraisals or environmental assessment reports, to the extent available and in the possession or reasonable control of the Issuer; *provided*, however, that there shall be no obligation to deliver to the Notes Collateral Agent any environmental assessment report whose disclosure to the Notes Collateral Agent would require the consent of a Person other than the Issuer or any Subsidiary of the Issuer; and

(g)   not later than 90 days after the acquisition by the Issuer or any Guarantor of Material Property as determined by the Issuer (acting reasonably and in good faith) (or, if any Obligations are outstanding under the Credit Agreement, such longer period as the Administrative Agent may permit in accordance with the Credit Agreement) that is required to be provided as Collateral pursuant to the Collateral Requirement or the Security Documents, which property would not be automatically subject to another Lien pursuant to pre-existing Security Documents, cause such property to be subject to a Lien and Mortgage in favor of the Notes Collateral Agent for the benefit of the Notes Secured Parties and take, or cause the relevant Guarantor to take, such actions as shall be necessary to grant and perfect or record such Lien, in each case to the extent required by, and subject to the limitations and exceptions of, the Collateral Requirement and to otherwise comply with the requirements of the Collateral Requirement.

"Consolidated Depreciation and Amortization Expense" means, with respect to any Person for any period, the total amount of depreciation and amortization expense and capitalized fees, including amortization or write-off of (i) intangible assets and non-cash organization costs, (ii) deferred financing and debt issuance fees, costs and expenses, (iii) capitalized expenditures (including Capitalized Software Expenditures), customer acquisition costs and incentive payments, media development costs, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities and (iv) capitalized fees related to any Qualified Receivables Financing, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP and any write down of assets or asset value carried on the balance sheet.

"Company" has the meaning assigned to it in the preamble of this Indenture.

"Consolidated EBITDA" means, the Consolidated Net Income of the Company and the Restricted Subsidiaries for such period:

(1)   increased (without duplication) by:

(a)   provision for Taxes based on income or profits or capital (or Taxes based on revenue in lieu of Taxes based on income or profits or capital), including federal, foreign, state, local, franchise, unitary, property, excise, value added and similar Taxes and foreign withholding Taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income and payroll Taxes related to stock compensation costs, including (i) an amount equal to the amount of distributions actually made to the holders of Capital Stock of such Person or any Parent Entity of such Person in respect of such period in accordance with the Indenture, which shall be included as though such amounts had been paid as income Taxes directly by such Person and (ii) penalties and interest related to such Taxes or arising from any tax examinations; *plus*

(b)   consolidated Fixed Charges for such period (including (x) bank fees and (y) costs of surety bonds in connection with financing activities and surety bonds outstanding, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses (1)(b)(i) through (1)(b)(ix) thereof, in each case, to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; *plus*

(c)   Consolidated Non-Cash Charges for such period to the extent such non-cash charges were deducted (and not added back) in computing Consolidated Net Income; *plus*

(d)   any expenses (including legal and professional expenses) or charges (other than depreciation or amortization expense) related to any Equity Offering, Investment, acquisition, disposition, dividend, distribution, return of capital, recapitalization or the incurrence of Indebtedness, including a refinancing thereof, and any amendment or modification to the terms of any such transaction (in each case, (i) including any such transactions consummated prior to the Issue Date, (ii) whether or not such transaction is undertaken but not completed, (iii) whether or not such transaction is permitted by the Indenture and (iv) including any such transaction incurred by any direct or indirect parent company of the Company), including such fees, expenses or charges related to the Acquisition, in each case, deducted (and not added back) in computing Consolidated Net Income; *plus*

(e)   the amount of any restructuring charges, accruals or reserves and business optimization expense deducted (and not added back) in such period in computing Consolidated Net Income, including any such costs incurred in connection with acquisitions before or after the Issue Date (including entry into new market/channels and new service or product offerings) and costs related to the closure, reconfiguration and/or consolidation of facilities and costs to relocate employees, integration and transaction costs, retention charges, severance (including, for the avoidance of doubt, any costs and expenses relating to the repurchasing or extinguishing of any equity interests, or equity-like interests, held by severed Persons), contract termination costs, recruiting and signing bonuses and expenses, future lease commitments, systems establishment costs, conversion costs and excess pension charges and consulting fees, expenses attributable to the implementation of costs savings initiatives, costs associated with tax projects/audits and costs consisting of professional consulting or other fees relating to any of the foregoing; *plus*

(f)   the Company's ratable portion of Consolidated EBITDA attributable to Ryan Re; *plus*

(g)   the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary of the Company deducted (and not added back) in such period in calculating Consolidated Net Income; *plus*

(h)   the amount of directors' fees and expenses, in each case, to the extent deducted (and not added back) in computing Consolidated Net Income; *plus*

(i)   the "run rate" expected cost savings, operating expense reductions, other operating improvements and initiatives, restructuring charges and expenses and synergies that are expected in good faith to be realized as a result of actions with respect to which substantial steps have been, will be, or are expected in good faith to be, taken within 24 months after the date of any acquisition, disposition, divestiture, restructuring, other operational changes or the implementation of a cost savings or other similar initiative, as applicable (calculated on a pro forma basis as though such cost savings, operating expense reductions, other operating improvements and initiatives, restructuring charges and expenses and synergies had been realized on the first day of such period as if such cost savings, operating expense reductions, other operating improvements and initiatives, restructuring charges and expenses and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions; *provided* that (A) such actions or substantial steps have been, will be, or are expected in good faith to be, taken within 24 months after (x) if such cost savings, expense reductions, charge, expense, acquisition, divestiture, restructuring or initiative is initiated on or prior to the Issue Date, the Issue Date or (y) if such cost savings, expense reductions, charge, expense, acquisition, divestiture, restructuring, other operational changes or initiative is initiated after the Issue Date, the date on which such cost savings, expense reductions, charge, expense, acquisition, divestiture, restructuring, other operational changes or initiative is initiated and (B) no cost savings, operating expense reductions, restructuring charges and expenses or synergies shall be added pursuant to this defined term to the extent duplicative of any expenses or charges otherwise added to Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period (which adjustments may be incremental to pro forma adjustments made pursuant to the definition of "Fixed Charge Coverage Ratio"); *plus*

(j)   the "run rate" expected cost savings, operating expense reductions, other operating improvements and initiatives, restructuring charges and expenses and synergies related to the Acquisition projected by the Company in good faith to result from actions with respect to which substantial steps have been, will be, or are expected to be, taken (in the good faith determination of the Company) within 24 months after the closing date of the Acquisition, calculated on a pro forma basis as though such cost savings, operating expense reductions, other operating improvements and initiatives, restructuring charges and expenses and synergies had been realized on the first day of such period as if such cost savings, operating expense reductions, restructuring charges and expenses and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions and which adjustments may be incremental to pro forma adjustments made pursuant to the definition of "Fixed Charge Coverage Ratio;" *plus*

(k)   the amount of loss or discount on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Financing, to the extent deducted (and not added back) in computing Consolidated Net Income; *plus*

(l)   any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement or any accelerated vesting of awards in connection with the Acquisition, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Capital Stock of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Available Amount (as defined in the Credit Agreement as in effect on the Issue Date) to the extent deducted (and not added back) in computing Consolidated Net Income; *plus*

(m)   the Tax effect of any items excluded from the calculation of Consolidated Net Income pursuant to clauses (1), (3), (4), (7), (8) and (17) of the definition thereof; *plus*

(n)   all charges attributable to, and payments of, legal settlements, fines, judgments or orders; *plus*

(o)   net start-up fees, losses, costs, charges or expenses incurred in connection with future growth investments for up to 24 months for any individual investment, including (i) new broker hires, (ii) RSG Connector, and (iii) de novo startups (for the avoidance of doubt, such shall be calculated as direct start-up fees, losses, costs, charges or expenses less revenue); *provided* that the aggregate amount of all items added back pursuant to this clause (o) shall not exceed 10% of Consolidated EBITDA (after giving effect to this clause (o)) for such period;

(2)   decreased by (without duplication), non-cash gains increasing Consolidated Net Income for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period; and

(3)   increased (by losses) or decreased (by gains) by (without duplication) the application of FASB Interpretation No. 45 (Guarantees).

"Consolidated Interest Expense" means, with respect to the Company and the Restricted Subsidiaries for any period, the sum, without duplication, of:

(1)   consolidated interest expense for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income ((a) including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (iii) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Capitalized Lease Obligations and (v) net payments and receipts (if any) pursuant to interest rate Hedging Obligations with respect to Indebtedness, and (b) excluding (i) any prepayment premium or penalty, (ii) costs associated with obtaining Hedging Obligations and breakage costs in respect of Hedging Obligations related to interest rates, (iii) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (iv) penalties and interest relating to Taxes, (v) any "additional interest" or "penalty interest" with respect to any securities, (vi) any accretion or accrued interest of discounted liabilities, (vii) amortization of deferred financing fees, amendment or consent fees, debt issuance costs, commissions, discounts, fees and expenses, (viii) any expensing of bridge, commitment and other financing fees, cost of surety bonds, charges owed with respect to letters of credit, bankers' acceptances or similar facilities and (ix) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Financing); *plus*

(2)   consolidated capitalized interest for such period, whether paid or accrued; *less*

(3)   interest income for such period;

provided that, for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under FASB ASC 815 and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

Notwithstanding the foregoing, any additional charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 "Distinguishing Liabilities from Equity—Overall—Recognition" to any series of Preferred Stock other than Disqualified Stock or (ii) the application of Accounting Standards Codification

Topic 470-20 "Debt—Debt with Conversion Options—Recognition," in each case, shall be disregarded in the calculation of Fixed Charges.

"Consolidated Net Income" means, for any period, the Net Income of the Company and the Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; *provided*, however, that, without duplication:

(1)　　any after-tax effect of infrequent, non-recurring, non-operating or unusual gains, losses, income or expenses (including all fees and expenses relating thereto) (including costs and expenses relating to the Acquisition), severance, relocation costs, contract termination costs, system establishment charges, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses or payments and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2)　　the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies, whether or not effected through a cumulative effect adjustment or a retroactive application or otherwise in each case in accordance with GAAP, shall be excluded;

(3)　　any net after-tax effect of income or loss from disposed, abandoned or discontinued operations and any net after-Tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4)　　any net after-tax effect of gains or losses (including all fees and expenses relating thereto) attributable to business dispositions or asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded;

(5)　　the Net Income for such period of any Person that is not a Subsidiary (including, for the avoidance of doubt, Ryan Re), or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting (other than a Guarantor), shall be excluded; *provided* that the Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period or a prior period to the extent not previously included;

(6)　　solely for the purpose of determining the amount available for Restricted Payments under Section 3.3(a)(4)(iii)(A), the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, *provided* that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to the Company or any of the Restricted Subsidiaries (to the extent not subject to any such restriction) in respect of such period or a prior period, to the extent not previously included;

(7)　　effects of adjustments (including the effects of such adjustments pushed down to the Restricted Subsidiaries) in any line item in such Person's consolidated financial statements (including, but not limited to, any step-ups or reductions with respect to re-valuing assets and liabilities) pursuant to GAAP and related authoritative pronouncements resulting from the application in accordance with GAAP of purchase accounting in relation to any investment, acquisition, merger or consolidation (or reorganization or restructuring) that is consummated after the Issue Date or the depreciation, amortization or write-off of any amounts thereof, net of Taxes, shall be excluded;

(8) any net after-tax income (loss) from the early extinguishment of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded;

(9) any impairment charge or expense, asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets or investments in debt and equity securities or as a result of a change in law or regulations, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash compensation charge or expense, including any such charge arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights, amortization of Forgivable Loans, and any cash charges associated with the rollover, acceleration or payout of Capital Stock by management of the Company or any of its direct or indirect parent companies in connection with the Acquisition, including any expense resulting from the application of Statement of Financial Accounting Standards No. 123R shall be excluded, *provided* that any subsequent settlement in cash shall reduce Consolidated Net Income for the period in which such payment occurs;

(11) any fees and expenses or other charges (including any make-whole premium or penalties) incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, recapitalization, asset sale, issuance or repayment of Indebtedness, Equity Offering, refinancing transaction or amendment or modification of any debt instrument (in each case, (i) including any such transactions consummated prior to the Issue Date, (ii) whether or not such transaction is undertaken but not completed, (iii) whether or not such transaction is permitted by the Indenture and (iv) including any such transaction incurred by any direct or indirect parent company of the Company) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded;

(12) accruals and reserves that are established and not reversed within 12 months after the closing of any acquisition that are so required to be established as a result of such acquisition in accordance with GAAP shall be excluded;

(13) earn-out, retention bonuses, long-term incentive arrangements, Forgivable Loans and other similar obligations and adjustments thereof incurred in connection with any acquisition, expansion activity or other Investment permitted hereunder and paid or accrued during such period;

(14) any charges resulting from the application of Accounting Standards Codification Topic 805 "Business Combinations," Accounting Standards Codification Topic 350 "Intangibles—Goodwill and Other," Accounting Standards Codification Topic 360-10-35-15 "Impairment or Disposal of Long-Lived Assets," Accounting Standards Codification Topic 480-10-25-4 "Distinguishing Liabilities from Equity—Overall—Recognition" or Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" shall be excluded;

(15) non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 "Debt—Debt with Conversion Options—Recognition" shall be excluded;

(16) any non-cash rent, non-cash interest expense and non-cash interest income shall be excluded; *provided* that, if any such non-cash item represents an accrual or reserve for potential cash item in any future period, (i) the Company may elect not to exclude such non-cash item in the current period and (ii) to the extent the Company elects to exclude such non-cash item, the cash payment in respect thereof in such future period shall reduce or increase, as applicable, Consolidated Net Income in such future period to the extent paid;

(17)   the net after-tax effect of carve-out related items (including audit and legal expenses, elimination of duplicative costs (including with respect to software licensing expenses and fees with respect to transaction services agreements) and costs and expenses related to information and technology systems establishment or modification), in each case in connection with the performance of the rights and obligations under any transitions services agreement, shall be excluded;

(18)   any non-cash expenses, accruals, reserves or income related to adjustments to historical tax exposures or tax asset valuation allowances shall be excluded;

(19)   any cash paid for Forgivable Loans shall be excluded; and

(20)   the following items shall be excluded:

    (a)   any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic 815 "Derivatives and Hedging;" and

    (b)   any net foreign exchange gains or losses (whether or not realized) resulting from the impact of foreign currency changes on the valuation of assets and liabilities on the consolidated balance sheet of the Company and the Restricted Subsidiaries (in each case, including any net loss or gain resulting from hedge arrangements for currency exchange risk) and any net foreign exchange gains or losses (whether or not realized) from the impact of foreign currency changes on intercompany accounts and in any event including any foreign exchange translation or transaction gains or losses.

Solely for purposes of calculating Consolidated EBITDA, the Net Income of the Company and the Restricted Subsidiaries shall be calculated without deducting the income attributable to the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties.

In addition, to the extent not already accounted for in the Consolidated Net Income of the Company and the Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include (i) the amount of proceeds received during such period from business interruption insurance in respect of insured claims for such period, (ii) the amount of proceeds as to which the Company has determined that there is a reasonable basis that it will be reimbursed by the insurer in respect of such period from business interruption insurance (with a deduction for any amount so added back to the extent denied by the applicable carrier in writing within 180 days or not so reimbursed within 365 days) and (iii) reimbursements of any expenses and charges that are covered by indemnification, reimbursement, guaranty, purchase price adjustment or other similar provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder.

Notwithstanding the foregoing, for the purpose of Section 3.3 only (other than Section 3.3(a)(4)(iii)(D) and Section 3.3(a)(4)(iii)(E)), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition not constituting a Permitted Investment made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Investments that are not Permitted Investments from the Company and the Restricted Subsidiaries, any repayments of loans and advances which do not constitute Permitted Investments by the Company or any of the Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary , in each case only to the extent such amounts increase the amount of Restricted Payments, Investments and/or Restricted Debt Payments permitted under such covenant pursuant to clauses (E) and (F) of the definition of Available Amount (as set forth in the Credit Agreement as in effect on the Issue Date).

"Consolidated Non-Cash Charges" means, for any period, the aggregate depreciation, amortization (including amortization of intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees, the non-cash portion of interest expense resulting from the reduction in the carrying value under purchase accounting of outstanding Indebtedness and commissions, discounts, yield and other fees and charges but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash impairment, non-cash compensation, non-cash rent and other non-cash expenses reducing Consolidated Net Income for such period on a consolidated basis and otherwise determined in accordance with GAAP; *provided* that if any non-cash charges referred to in this definition represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to such extent paid.

"Consolidated Total Indebtedness" means, as of any date of determination, the aggregate principal amount of Indebtedness of the Company and the Restricted Subsidiaries described in clauses (1)(i) and (1)(ii) of the definition of "Indebtedness" (excluding, for the avoidance of doubt, surety bonds, performance bonds and similar instruments) and, solely with respect to the definition of "Total Net Leverage Ratio," (1)(iv) of the definition of "Indebtedness", determined on a consolidated basis, to the extent required to be recorded on a balance sheet in accordance with GAAP; *provided* that the amount of revolving Indebtedness under any revolving credit facility shall be computed based upon the period ending value of such Indebtedness during the applicable period; *provided*, further, that Consolidated Total Indebtedness shall not include (v) Indebtedness in respect of any Qualified Receivables Financing permitted pursuant to Section 3.2(b)(15), (w) obligations in respect of letters of credit, except to the extent of unreimbursed amounts thereunder, (x) any preferred equity issued and outstanding on the Issue Date and any subsequently issued preferred equity on terms which are not materially worse for the Holders, as determined in good faith by the Company, (including, for the avoidance of doubt, any existing Subordinated Indebtedness which is rolled into a new preferred issuance), (y) Indebtedness consisting contingent consideration and all deferred consideration given in connection with acquisitions (other than unsubordinated seller notes) and (z) all deferred long-term incentives, whether currently vested or vesting post-closing; *provided*, further, that the Company's ratable portion of Indebtedness attributable to Ryan Re shall be included as Consolidated Total Indebtedness.

"Contingent Obligations" with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, any obligation of such Person, whether or not contingent:

(1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)   to advance or supply funds:

(a)   for the purchase or payment of any such primary obligation; or

(b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Controlled Investment Affiliate" means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

"Controlling Collateral Agent" means, with respect to any Shared Collateral, (1) until the earlier of (a) the Discharge of First Lien Obligations that are Credit Obligations and (b) the Non-Controlling Authorized Representative Enforcement Date, the Administrative Agent and (2) from and after the earlier of (a) the Discharge of First Lien Obligations that are Credit Obligations and (b) the Non-Controlling Authorized Representative Enforcement Date, the Additional First Lien Collateral Agent.

"Controlling Secured Parties" means, with respect to any Shared Collateral, the Series of First Lien Secured Parties whose Collateral Agent is the Controlling Collateral Agent for such Shared Collateral.

"Credit Agreement" means the Credit Agreement, dated September 1, 2020, among the Company, the guarantors from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and each lender from time to time party thereto, together with the related documents thereto (including the revolving loans thereunder, any letters of credit and reimbursement obligations related thereto, any Guarantees and security documents), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part), the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or one or more successors to the Credit Agreement or one or more new credit agreements.

"Credit Facility" means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the Credit Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the applicable original Credit Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term "Credit Facility" shall include any agreement or instrument (1) changing the maturity of any Indebtedness incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

"Credit Obligations" means "Obligations" as defined in the Credit Agreement.

"Credit Secured Parties" means "Secured Parties" as defined in the Credit Agreement.

"Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; *provided* that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

"Definitive Notes" means certificated Notes.

"Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.3 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provisions of this Indenture.

"Derivative Instrument" with respect to a Person, means any contract, instrument or other right to receive payment or delivery of cash or other assets to which such Person or any Affiliate of such Person that is acting in concert with such Person in connection with such Person's investment in the Notes (other than a Screened Affiliate) is a party (whether or not requiring further performance by such Person), the value and/or cash flows of which (or any material portion thereof) are materially affected by the value and/or performance of the Notes and/or the creditworthiness of the Company and/or any one or more of the Guarantors (the "Performance References").

"Designated First Lien Representative" means Controlling Collateral Agent designated as such under the Intercreditor Agreement.

"Designated Non-Cash Consideration" means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or any of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 3.5.

"Designated Preferred Stock" means Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Company or any of the Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so determined by the Company to be Designated Preferred Stock, the cash proceeds of which are excluded from the calculation set forth in Section 3.3(a)(4)(iii)(B) and Section 3.3(a)(4)(iii)(C).

"Discharge" means, with respect to any Collateral, the date on which such Series of First Lien Obligations is no longer secured by such Collateral. The term "Discharged" shall have a corresponding meaning.

"Discharge of First Lien Obligations" means, with respect to any Collateral, the Discharge of the applicable First Lien Obligations with respect to such Collateral; *provided* that a Discharge of First Lien Obligations shall not be deemed to have occurred in connection with a refinancing of such First Lien Obligations with additional First Lien Obligations secured by such Collateral under an additional First Lien Document which have been designated in writing by the Controlling Collateral Agent (under the First Lien Obligations so refinanced) or by the Company, in each case, to each other Collateral Agent as "First Lien Obligations" for purposes of the Intercreditor Agreement.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, in each case at the option of the holder thereof), or upon the happening of any event:

(1)   matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise;

(2)   is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3)   is redeemable at the option of the holder thereof, in whole or in part;

provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or any Restricted Subsidiary in order to satisfy applicable statutory or regulatory obligations; provided, further, however, that any Capital Stock held by any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or immediate family members), of the Company, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an "affiliate" by the Board of Directors of the Company (or the compensation committee thereof), in each case pursuant to any stockholders' agreement, management equity plan, stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or any Restricted Subsidiary; provided, further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

"Dollars" or "$" means the lawful currency of the United States of America.

"Domestic Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

"DTC" means The Depository Trust Company or any successor securities clearing agency.

"Equity Offering" means (x) a sale of Capital Stock (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) other than (a) offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions or other securities of the Company or any Parent Entity and (b) issuances of Capital Stock to any Subsidiary of the Company or (y) a cash equity contribution to the Company.

"euro" means the lawful currency of the European Union as constituted by the Treaty of Rome which established the European Community, as such treaty may be amended from time to time and as referred to in the European Monetary Union legislation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"Excluded Assets" means the following assets:

(1)   any fee-owned real property not constituting Material Property and any leasehold interest in real property (it being understood there will be no requirement to obtain any landlord waivers, estoppels or collateral access letters);

(2)   motor vehicles, aircraft and other assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a UCC financing statement;

(3)   letter of credit rights (other than to the extent consisting of supporting obligations with respect to other collateral to the extent a security interest therein can be perfected by the filing of a UCC financing statement), and commercial tort claims with a value of less than $10.0 million;

(4)   any governmental licenses or state or local franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law;

(5)   pledges and security interests prohibited or restricted by applicable law, rule or regulation (including any requirement thereunder to obtain the consent of any governmental or regulatory authority) after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law;

(6)   (i) Margin Stock, (ii) Capital Stock in any Person that is not a wholly owned Restricted Subsidiary, but only to the extent that (x) the organizational documents or other agreements with other equity holders restrict or do not permit the pledge of such Capital Stock or (y) the pledge of such Capital Stock (including any exercise of remedies) would result in a change of control, repurchase obligation or any adverse regulatory consequences to any of the Company or Restricted Subsidiaries, (iii) Capital Stock in Captive Insurance Subsidiaries, and (iv) voting stock of any CFC or CFC Holding Company in excess of 65% of the voting stock of such CFC or CFC Holding Company;

(7)   any lease, license or agreement or any property subject to a purchase money security interest, capital lease obligations or similar arrangement permitted under the Indenture, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money or similar arrangement or create a right of termination in favor of any other party thereto (other than the Company or a Restricted Subsidiary) after giving effect to the applicable antiassignment provisions of the UCC or other applicable law, other than proceeds and receivables thereof,

the assignment of which is expressly deemed effective under the UCC or other applicable law notwithstanding such prohibition;

(8)   any intent-to-use application trademark application prior to the filing of a "Statement of Use" or "Amendment to Allege Use" with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable U.S. law;

(9)   [reserved];

(10)   (i) payroll and other employee wage and benefit accounts, (ii) withholding tax accounts, including, without limitation, sales tax accounts, (iii) escrow accounts and (iv) fiduciary or trust accounts, and, in the case of clauses (i) through (iv), maintained for the benefit of unaffiliated third parties and the funds or other property held in or maintained in such account for such purposes;

(11)   assets in circumstances where the cost or burden of obtaining a security interest in such assets would be excessive in light of the practical benefit to the Holders afforded thereby as reasonably determined by the Company in good faith; and

(12)   so long as there are any Credit Obligations, any assets not pledged to secure the Credit Obligations;

provided, however, that Excluded Assets shall not include any proceeds, substitutions or replacements of any Excluded Assets referred to in clauses (1) through (12) of this definition (unless such proceeds, substitutions or replacements would constitute Excluded Assets referred to in clauses (1) through (12) of this definition).

"Excluded Contribution" means the net cash proceeds and Cash Equivalents or fair market value of assets or property received by or contributed to the Company or any Restricted Subsidiary after the Issue Date (other than (i) such amounts provided by or contributed to the Company or any Restricted Subsidiary from or by any Restricted Subsidiary and (ii) permitted cure securities under the Credit Agreement as in effect on the Issue Date); from:

(a)   contributions to its common or preferred equity capital; and

(b)   the sale (other than to the Company or a Restricted Subsidiary or management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Refunding Capital Stock, Disqualified Stock and Designated Preferred Stock) of the Company or any direct or indirect parent, in each case of clauses (a) and (b) designated by the Company as an Excluded Contribution, the proceeds of which are excluded from the calculation set forth in Section 3.3(a)(4)(iii)(C).

"Excluded Subsidiary" means any Subsidiary of the Company that is, at any time of determination, (i) not a wholly owned Subsidiary, *provided* that such Subsidiary shall cease to be an Excluded Subsidiary at the time such Subsidiary becomes a wholly owned Subsidiary, (ii) a special purpose securitization vehicle (or similar entity), including any Securitization Subsidiary created pursuant to a transaction permitted under this Indenture, (iii) not-for-profit Subsidiary, (iv) a Captive Insurance Subsidiary, (v) a CFC, (vi) a CFC Holding Company, (vii) a Subsidiary of a CFC, (viii) an Unrestricted Subsidiary, (ix) any Foreign Subsidiary, (x) any Immaterial Subsidiary (*provided* that, in the absence of any other applicable limitation, such Subsidiary shall cease to be an Excluded Subsidiary at the time such Subsidiary is no longer an Immaterial Subsidiary), (xi) for which the granting of a pledge or security interest would be prohibited or restricted by applicable law whether on the Issue Date or thereafter or by contract existing on the Issue Date, or, if such Subsidiary is acquired after the Issue Date, by contract existing when such Subsidiary is acquired (so long as such prohibition is not created in contemplation of such acquisition), including any requirement to obtain the consent of any Governmental Authority or third party pursuant to such contract (unless such consent has been obtained), or (xii) for which the cost of providing a Guarantee is excessive in relation to the value afforded thereby (as reasonably agreed by the Company); *provided* that, notwithstanding the foregoing, the Company may re-designate any Excluded Subsidiary as a Guarantor, by causing such Subsidiary to execute a supplemental indenture, and may, thereafter, re-designate such Subsidiary as an Excluded Subsidiary (so long as such Subsidiary otherwise then qualified as an Excluded Subsidiary), upon which re-designation such Subsidiary shall automatically be released from its Guarantee.

"fair market value" may be conclusively established by means of an Officer's Certificate or resolutions of the Board of Directors setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

"First Lien Documents" means this Indenture and the credit, guarantee and First Lien Security Documents.

"First Lien Indebtedness" means Consolidated Total Indebtedness that is secured by a Lien on the Collateral, except by a Lien that is junior to the Liens on the Collateral securing the First Lien Obligations.

"First Lien Obligations" means, collectively, (i) the Credit Obligations, (ii) the Notes Obligations and (iii) any Additional First Lien Obligations.

"First Lien Secured Parties" means (i) the Credit Secured Parties, (ii) the Notes Secured Parties and (iii) any Additional First Lien Secured Parties.

"First Lien Security Documents" means the Security Documents and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing First Lien Obligations or under which rights or remedies with respect to such Liens are governed, in each case to the extent relating to the collateral securing the First Lien Obligations.

"Fitch" means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"Fixed Charge Coverage Ratio" means, for any period, the ratio of Consolidated EBITDA for such period to the Fixed Charges for such period. In the event that the Company or any of the Restricted Subsidiaries incurs, assumes, guarantees, redeems (or gives irrevocable notice of redemption for), retires or extinguishes any Indebtedness (other than in the case of revolving advances under any Qualified Receivables Financing in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems (or gives irrevocable notice of redemption for) Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption (including as contemplated by any such irrevocable notice of redemption), retirement or extinguishment of Indebtedness, or such issuance or redemption (including as contemplated by any such irrevocable notice of redemption) of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company to the extent identifiable and supportable. Any such pro forma calculation may include, without duplication, adjustments appropriate to reflect cost savings, operating expense reductions, restructuring charges and expenses and synergies reasonably expected to result from the applicable event to the extent set forth in the definition of "Consolidated EBITDA."

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. In connection with any Limited Condition Transaction, the Company may determine baskets and ratios as set forth under Section 3.2.

"Fixed Charges" means, with respect to the Company and the Restricted Subsidiaries for any period, the sum of:

(1)   Consolidated Interest Expense paid in cash during such period; and

(2)   all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of the Company and the Restricted Subsidiaries;

provided, however, that, notwithstanding the foregoing, any charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 "Distinguishing Liabilities from Equity—Overall—Recognition" to any series of Preferred Stock other than Disqualified Stock or (ii) the application of Accounting Standards Codification Topic 470-20 "Debt—Debt with Conversion Options—Recognition," in each case, shall be disregarded in the calculation of Fixed Charges; *provided*, further, that the Company's ratable portion of Fixed Charges attributable to Ryan Re shall be included as Fixed Charges.

"Foreign Subsidiary" means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States of America or any state thereof, or the District of Columbia, and any Subsidiary of such Subsidiary.

"Forgivable Loans" means any (i) loans given to employees (that are not officers and directors) or consultants of the Company or to any Parent Entity of the Company that are made in the ordinary course of business and (ii) loans given in connection with hiring and expansion activities of the Company or a Restricted Subsidiary in the ordinary course of business.

"GAAP" means generally accepted accounting principles in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; *provided* that all terms of an accounting or financial nature used in this Indenture shall be construed, and all computations of amounts and ratios referred to in this Indenture shall be made (a) without giving effect to any election under Accounting Standards Codification Topic 825—Financial Instruments, or any successor thereto or comparable accounting principle (including pursuant to the Accounting Standards Codification), to value any Indebtedness of the Company or any Subsidiary at "fair value," as defined therein and (b) the amount of any Indebtedness under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Indenture); *provided* that any such election, once made, shall be irrevocable; *provided*, further, any calculation or determination in this Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company's election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give notice of any such election made in accordance with this definition to the Trustee. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

If there occurs a change in IFRS or GAAP, as the case may be, and such change would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in this Indenture (an "*Accounting Change*"), then the Company may elect that such standards, terms or measures shall be calculated as if such Accounting Change had or had not occurred.

"Global Notes" has the meaning set forth in Section 2.1(b).

"Governmental Authority" means any nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, administrative tribunal or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies exercising such powers or functions, such as the European Union or the European Central Bank) and any group or body charged with setting financial accounting or regulatory capital rules or standards (including the Financial Accounting Standards Board, the Bank for International Settlements or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing).

"Guarantee" means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)   entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements of instruments for deposit or collection in the ordinary course of business or consistent with past practice. The amount of any Guarantee shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Company in good faith.

"Guarantor" means any Restricted Subsidiary that Guarantees the Notes, until such Note Guarantee is released in accordance with the terms of this Indenture.

"Hedging Obligations" means, the obligations of such Person under Swap Agreements.

"Holder" means each Person in whose name the Notes are registered on the registrar's books, which shall initially be the nominee of DTC.

"IFRS" means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time.

"Immaterial Subsidiary" means each Subsidiary which, the most recent four consecutive fiscal quarters ending immediately prior to the determination date, contributed 5.0% or less of Consolidated EBITDA for such period; *provided* that, if, as of the most recent four consecutive fiscal quarters ending immediately prior to the determination date, the aggregate amount of Consolidated EBITDA attributable to all Subsidiaries that are Immaterial Subsidiaries exceeds 10% of Consolidated EBITDA for any such period, the Company shall designate sufficient Subsidiaries to eliminate such excess, and such designated Subsidiaries shall no longer constitute Immaterial Subsidiaries under this Indenture.

"Immediate Family Members" means, with respect to any individual, such individual's child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships, the estate of such individual and such other individuals above) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

"incur" means, with respect to any Indebtedness, issue, assume, guarantee, incur or otherwise become liable for; *provided*, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Person at the time it becomes a Subsidiary.

"Indebtedness" means, with respect to any Person:

(1)   the principal and premium (if any) of any Indebtedness of such Person, whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence) (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, asset or business, except (x) any such balance that constitutes a trade payable, accrued expense or similar obligation to a trade creditor and (y) any acquisition earn-out obligations, (iv) in respect of Capitalized Lease Obligations or purchase money debt or (v) representing any Hedging Obligations, other than Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP, *provided* that Indebtedness of any direct or indirect parent of the Company appearing upon the balance sheet of the Company solely by reason of push-down accounting under GAAP shall be excluded;

(2)   to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations described in clause (a) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)   to the extent not otherwise included, obligations described in clause (a) of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); *provided*, however, that the amount of such Indebtedness will be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such Indebtedness of such other Person;

provided that (a) Contingent Obligations incurred in the ordinary course of business, (b) obligations under or in respect of Receivables Financings, (c) Obligations associated with other post-employment benefits and pension plans, workers' compensation claims, deferred compensation or employee or director equity plans, social security or wage Taxes, (d) Obligations in respect of the Tax Receivable Agreement, (e) in connection with the purchase by the Company or any Restricted Subsidiary of any business, post-closing payment adjustments to which the seller may be entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing until 30 days after any such obligation becomes contractually due and payable, (f) deferred or prepaid revenues, (g) any Capital Stock (other than Disqualified Stock), (h) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (i) premiums payable to, and advance commissions or claims payments from, insurance companies, (j) earn-out or similar obligations, (k) intercompany indebtedness made in the ordinary course of business and having a term not exceeding 364 days, (l) deferred compensation to employees of the Company and its Subsidiaries incurred in the ordinary course of business, and (m) obligations, to the extent such obligations would otherwise constitute Indebtedness, under any agreement that have been defeased or satisfied and discharged pursuant to the terms of such agreement shall in each case not constitute Indebtedness.

"Indenture" means this Indenture as amended or supplemented from time to time.

"Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing; *provided*, however, that such firm or appraiser is not an Affiliate of the Company.

"Initial Notes" has the meaning ascribed to it in the recitals of this Indenture.

"Intellectual Property" means all rights, priorities and privileges in or to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, patents, trademarks, service marks, trade names, technology, know-how, trade secrets and processes, all registrations and applications for registration of any of the foregoing, and all goodwill associated with any of the foregoing.

"Intercompany License Agreement" means any cost sharing agreement, commission or royalty agreement, license or sublicense agreement, distribution agreement, services agreement, intellectual property rights transfer agreement, any related agreements or similar agreements, in each case where all parties to such agreement are one or more of the Company or a Restricted Subsidiary.

"Intercreditor Agreement" means the intercreditor agreement, dated as of the date hereof, by and among the Notes Collateral Agent, the Administrative Agent, the Issuer and the grantors party thereto.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other rating agency.

"Investment Grade Securities" means:

(1)   securities issued or directly and fully guaranteed or insured by the government or any agency or instrumentality thereof (other than Cash Equivalents) of the U.S., Canada, any country that is a member of the European Union, or the United Kingdom;

(2)   securities that have an Investment Grade Rating;

(3)   investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

"Investment Grade Status" shall occur when the Notes receive two of the following:

(1)   a rating of "BBB-" or higher from S&P;

(2)   a rating of "Baa3" or higher from Moody's; or

(3)   a rating of "BBB-" or higher from Fitch;

or the equivalent of such rating by such rating organization or, if no rating of S&P, Moody's or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances or extensions of credit to customers and vendors, commission, travel and similar advances to officers, directors, employees and consultants made in the ordinary course of business) and purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities issued by any other Person. For purposes of Section 3.3 and Section 3.17:

(1)   "Investments" shall include the portion (proportionate to the Company's direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; *provided*,

however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)   the Company's direct or indirect "Investment" in such Subsidiary at the time of such redesignation, less

(b)   the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

For the avoidance of doubt, a guarantee by the Company or a Restricted Subsidiary of the obligations of another Person (the "primary obligor") shall not be deemed to be an Investment by the Company or such Restricted Subsidiary in the primary obligor to the extent that such obligations of the primary obligor are in favor of the Company or any Restricted Subsidiary, and in no event shall (x) a guarantee of an operating lease or other business contract of the Company or any Restricted Subsidiary or (y) intercompany indebtedness among the Company and the Restricted Subsidiaries made in the ordinary course of business and having a term not exceeding 364 days be deemed an Investment.

"Issue Date" means February 3, 2022.

"Issuer" has the meaning ascribed to it in the preamble of this Indenture.

"Junior Lien Priority" means Indebtedness that is secured by a Lien that is junior in priority to the Liens on the Collateral securing the Notes and the Note Guarantees.

"LCT Election" has the meaning set forth in Section 3.2.

"LCT Test Date" has the meaning set forth in Section 3.2.

"Lien" means any mortgage, deed of trust, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or similar preferential arrangement (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"Long Derivative Instrument" means a Derivative Instrument (i) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with positive changes to the Performance References and/or (ii) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with negative changes to the Performance References.

"Limited Condition Transaction" means (a) any acquisition or other Investment permitted hereunder, including by way of merger, amalgamation or consolidation, by the Company or one or more of the Restricted Subsidiaries, whose consummation is not conditioned upon the availability of, or on obtaining, third party financing (or, if such a condition does exist, the Company or any Restricted Subsidiary, as applicable, would be required to pay any fee, liquidated damages or other amount or be subject to any indemnity, claim or other liability as a result of such third party financing not having been available or obtained) or (b) any redemption, satisfaction and discharge or repayment of Indebtedness or Preferred Stock requiring irrevocable notice in advance of such redemption, satisfaction and discharge or repayment; *provided* that the Consolidated Net Income (and any other financial term derived therefrom), other than for purposes of calculating any ratios in connection with the Limited Condition Transaction, shall not include any Consolidated Net Income of, or attributable to, the target company or assets associated with any such Limited Condition Transaction unless and until the closing of such Limited Condition Transaction shall have actually occurred.

"Limited Liability Company Agreement" means the Seventh Amended and Restated Limited Liability Company Agreement of the Company, dated September 30, 2021 (as in effect on the date hereof).

"LTM EBITDA" means Consolidated EBITDA of Ryan Specialty measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements are available (which may, at the Company's election, be internal financial statements), in each case with such pro forma adjustments giving effect to such Indebtedness, acquisition or Investment, as applicable, since the start of such four quarter period and as are consistent with the pro forma adjustments set forth in the definition of "Fixed Charge Coverage Ratio."

"Major Non-Applicable Authorized Representative" means, with respect to any Shared Collateral, the Authorized Representative of the Series of Additional First Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Lien Obligations with respect to such Shared Collateral.

"Margin Stock" has the meaning assigned to such term in Regulation U of the Board of Governors of the Federal Reserve System of the United States.

"Market Capitalization" means an amount equal to (i) the total number of issued and outstanding shares of common Capital Stock of the Company or any direct or indirect parent company thereof on the date of the declaration of a Restricted Payment permitted pursuant to Section 3.3(b)(10) multiplied by (ii) the arithmetic mean of the closing prices per share of such common Capital Stock on the principal securities exchange on which such shares of common Capital Stock are traded for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

"Material Property" means any individual fee owned real property located in the United States with a fair market value equal to or greater than $15.0 million (such fair market value to be determined (x) in the case of any real property owned on the Issue Date, as of the Issue Date, and (y) in the case of any real property acquired after the Issue Date, as of the date of acquisition thereof).

"Moody's" means Moody's Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"Nationally Recognized Statistical Rating Organization" means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

"Net Available Cash" means

(a)   in connection with any Asset Sale, any Recovery Event or any other sale of assets the proceeds thereof actually received in the form of Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of:

    (i)   attorneys' fees, accountants' and consultants' fees, investment banking fees, and other bona fide fees, costs and expenses actually incurred in connection therewith;

    (ii)   amounts required to be applied to the repayment of Indebtedness secured by a Lien not prohibited hereunder on any asset that is the subject of such asset sale, Recovery Event or other sale of assets (other than any Lien pursuant to a Security Document);

    (iii)   Taxes paid and the Company's reasonable and good faith estimate of income, franchise, sales, and other applicable Taxes required to be paid by the Company, any Restricted Subsidiary or any equity holder in connection with such asset sale, Recovery Event or other sale of assets;

    (iv)   a reasonable reserve for any indemnification payments (fixed or contingent) attributable to the seller's indemnities and representations and warranties to the purchaser in respect of such asset sale, Recovery Event or other sale of assets owing by any the Company or any Restricted Subsidiary in connection therewith and which are reasonably expected to be required to be paid; *provided* that to the extent such indemnification payments are not made and are no longer reserved for, such reserve amount shall constitute net cash proceeds;

(v)   cash escrows to the Company or any Restricted Subsidiary from the sale price for such asset sale, Recovery Event or other sale of assets; *provided* that any cash released from such escrow shall constitute net cash proceeds upon such release;

(vi)   in the case of a Recovery Event, costs of preparing assets for transfer upon a taking or condemnation;

(vii)   in the case of any asset sale or any Recovery Event by a non-wholly owned Restricted Subsidiary, the pro rata portion (calculated without regard to this clause (a)(vii)) attributable to minority interests and not available for distribution to or for the account of the Company or a wholly owned Restricted Subsidiary; and

(viii) other customary fees and expenses actually incurred in connection therewith and net of Taxes paid or reasonably estimated to be payable as a result thereof; and

(b)   in connection with any issuance or sale of Capital Stock or any incurrence or issuance of Indebtedness, the proceeds thereof received in the form of Cash Equivalents from any such issuance, sale or incurrence, net of attorneys' fees, investment banking fees, accountants' fees, underwriting discounts and commissions and other bona fide fees and expenses actually incurred in connection therewith.

"Net Short" means, with respect to a Holder or beneficial owner, as of a date of determination, either (i) the value of its Short Derivative Instruments exceeds the sum of the (x) the value of its Notes plus (y) the value of its Long Derivative Instruments as of such date of determination or (ii) it is reasonably expected that such would have been the case were a Failure to Pay or Bankruptcy Credit Event (each as defined in the 2014 ISDA Credit Derivatives Definitions) to have occurred with respect to the Company or any Guarantor immediately prior to such date of determination.

"Non-Applicable Authorized Representative" means, at any time with respect to any Shared Collateral, any Authorized Representative that is not the Applicable Authorized Representative at such time with respect to such Shared Collateral.

"Non-Controlling Authorized Representative Enforcement Date" means with respect to any Non-Applicable Authorized Representative, the date which is 120 days (throughout which 120 day period such Non-Applicable Authorized Representative was the Major Non-Applicable Authorized Representative) after the occurrence of both (i) an Event of Default (under and as defined in the Additional First Lien Document under which such Non-Applicable Authorized Representative is the Authorized Representative) and (ii) each Collateral Agent's and each other Authorized Representative's receipt of written notice from such Non-Applicable Authorized Representative certifying that (x) such Non-Applicable Authorized Representative is the Major Non-Applicable Authorized Representative and that an Event of Default (under and as defined in the Additional First Lien Document under which such Non-Applicable Authorized Representative is the Authorized Representative) has occurred and is continuing, (y) the Additional First Lien Obligations of the Series with respect to which such Non-Applicable Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Additional First Lien Document, and (z) such Non-Applicable Authorized Representative intends to exercise its rights and remedies in accordance with the terms of the applicable Additional First Lien Documents as a result of the Series of Additional First Lien Obligations of such Non-Applicable Authorized Representative being due and payable in full (as a result of acceleration or otherwise); *provided* that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Shared Collateral at any time the Controlling Collateral Agent has commenced and is diligently pursuing (or shall have sought or requested relief from or modification of the automatic stay or any other stay in any insolvency or liquidation proceeding to enable the commencement or pursuit thereof) the enforcement or exercise of any of its rights or remedies with respect to all or any material portion of the Shared Collateral or at any time any Grantor or Loan Party is then a debtor under or with respect to any insolvency or liquidation proceeding.

"Non-Controlling Secured Parties" means, with respect to any Shared Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.

"Non-Guarantor" means any Subsidiary that is not a Guarantor.

"Non-U.S. Person" means a Person who is not a U.S. Person (as defined in Regulation S).

"Note Guarantees" means the Guarantees of the Initial Notes and any Additional Notes.

"Notes" has the meaning ascribed to it in the recitals of this Indenture.

"Notes Collateral Agent" means U.S. Bank National Association, as collateral agent for the holders of the First Lien Notes Obligations under the Security Documents and any successor pursuant to the provisions of the Indenture and the Security Documents.

"Notes Custodian" means the custodian with respect to the Global Notes (as appointed by DTC) or any successor Person thereto, and shall initially be the Trustee.

"Notes Documents" means the Notes (including Additional Notes), the Note Guarantees, this Indenture and the Security Documents.

"Notes Obligations" means Obligations in respect of the Secured Notes Documents.

"Notes Secured Parties" means the Trustee, the Notes Collateral Agent and the Holders of the Notes.

"Obligations" means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

"Offering Memorandum" means the final offering memorandum dated January 20, 2022, relating to the offering by Ryan Specialty Group, LLC of $400.0 million aggregate principal amount of its 4.375% Senior Secured Notes due 2030.

"Officer" means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an "Officer" for the purposes of this Indenture by the Board of Directors of such Person.

"Officer's Certificate" means, with respect to any Person, a certificate signed by one Officer of such Person.

"Opinion of Counsel" means a written opinion from legal counsel who is reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

"Parent Entity" means any direct or indirect parent of the Company.

"Pari Passu Indebtedness" means Indebtedness of the Company which ranks equally in right of payment to the Notes or of any Guarantor if such Indebtedness ranks equally in right of payment to the Guarantees of the Notes.

"Paying Agent" means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Note on behalf of the Company.

"Permitted Asset Swap" means the substantially concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and Cash Equivalents between the Company or any of the Restricted Subsidiaries and another Person.

"Permitted Holders" means, collectively, any of (i) Patrick G. Ryan; (ii) Shirley W. Ryan; (iii) any descendant of Patrick G. Ryan and Shirley W. Ryan and the spouse of any such descendant; (iv) any estate, trust, legal guardianship, custodianship or other estate planning vehicle for the primary benefit of any one or more individuals named or described in (i), (ii) and (iii) above; (v) any trust controlled by any one or more individuals named or described in (i), (ii) and (iii) above; (vi) any person controlled by and wholly owned, directly or indirectly, by any one or more persons named or described in (iii) and (iv) above; (vii) employee shareholders of the Company on the Issue Date; (viii) Onex Corporation, Onex Partners IV LP, Onex Partners Manager LP, Onex Partners Advisor LP and/or one or more other investment funds advised, managed or controlled by Onex Corporation and in each case of this clause (viii) (whether individually or as a group), their respective Affiliates and any investment funds that have granted to the foregoing control in respect of their investment in the Company and/or any of the Restricted Subsidiaries of the Company, but, in any event, excluding any of their respective portfolio companies (this clause (viii) collectively, "Onex"); (ix) any Person who is acting solely as an underwriter in connection with a public or private offering of Capital Stock of any Parent Entity or the Company, acting in such capacity; and (x) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) comprised of any of the foregoing, any Holding Company or Permitted Plan; *provided* that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (ix) of this definition, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any Parent Entity held by such group. Any Person or group whose acquisition of Beneficial Ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the Indenture will, following the consummation of such Change of Control Offer, together with its Affiliates, constitute an additional Permitted Holder.

"Permitted Intercompany Activities" means any transactions (A) between or among the Company and its Restricted Subsidiaries that are entered into in the ordinary course of business or consistent with past practice of the Company and its Restricted Subsidiaries and, in the reasonable determination of the Company are necessary or advisable in connection with the ownership or operation of the business of the Company and its Restricted Subsidiaries, including (i) payroll, cash management, purchase, insurance and hedging arrangements; (ii) management, technology and licensing arrangements; and (iii) customer loyalty and rewards programs; (B) between or among the Company, its Restricted Subsidiaries and any Captive Insurance Subsidiary.

"Permitted Investment" means (in each case, by the Company or any of the Restricted Subsidiaries):

(1)   Investments (a) in a Restricted Subsidiary (including the Capital Stock of, or guarantees of obligations of, a Restricted Subsidiary) or the Company or (b) in a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)   Investments in another Person if such Person is engaged, directly or through entities that will be Restricted Subsidiaries, in any Similar Business and as a result of such Investment such other Person, in one transaction or a series of transactions, is merged, amalgamated, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets (or such division, business unit, product line or business) to, or is liquidated into, the Company or a Restricted Subsidiary, and any Investment held by such Person; *provided* that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, combination, transfer or conveyance;

(3)   Investments in cash, Cash Equivalents or Investment Grade Securities and assets that were Cash Equivalents when such Investment was made;

(4)   Investments in receivables or other trade payables owing to any Parent Entity, the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; *provided* that such trade terms may include such concessionary trade terms as such Parent Entity, the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(5)   Investments in payroll, travel, entertainment, relocation, moving related, drawing accounts and similar loans and advances and for other purposes, or to fund such Person's purchase or other acquisition for value of Capital Stock of the Company or any direct or indirect Parent Entity under compensation plans approved by the Board of Directors of the Company (or any direct or indirect parent company thereof) in good faith;

(6)   [reserved];

(7)   Investments (including debt obligations and equity interests) (a) received in settlement, compromise or resolution of debts created in the ordinary course of business or consistent with past practice, (b) in exchange for any other Investment or accounts receivable, endorsements for collection or deposit in the ordinary course of business held by the Company or any such Restricted Subsidiary, (c) as a result of foreclosure, perfection or enforcement of any Lien, (d) in satisfaction of judgments or (e) pursuant to any plan of reorganization, foreclosure or similar arrangement including upon the bankruptcy or insolvency of a debtor or litigation, arbitration or other disputes or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)   any Investment in securities or other assets, including earnouts, not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to Section 3.5 or any other disposition of assets not constituting an Asset Sale;

(9)   Investments existing or pursuant to binding commitments, agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal, reinvestment or extension thereof; *provided* that the amount of any such Investment may not be increased except (i) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including in respect of any unused commitment), plus any accrued but unpaid interest (including any accretion of interest, original issue discount or the issuance of pay-in-kind securities) and premium payable by the terms of such Indebtedness thereon and fees and expenses associated therewith as of the Issue Date or (ii) as otherwise permitted under this Indenture;

(10)   Hedging Obligations, which transactions or obligations are not prohibited by Section 3.2;

(11)   (a) Guarantees, pledges or deposits with respect to leases, contracts or utilities provided to third parties in the ordinary course of business or (b) Liens otherwise described in the definition of "Permitted Liens" or made in connection with Liens permitted under Section 3.6;

(12)   any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent Entity or any Unrestricted Subsidiary (other than an Unrestricted Subsidiary whose only material assets are Cash and Cash Equivalents), or the capital contributions or net proceeds thereof, as consideration;

(13)   any transaction to the extent constituting an Investment that is permitted by and made in accordance with the provisions of Section 3.8(b) (except those described in Section 3.8(b)(1), Section 3.8(b)(4), Section 3.8(b)(8) and Section 3.8(b)(9));

(14)   Investments consisting of (i) purchases or other acquisitions of inventory, supplies, materials, equipment and similar assets, (ii) licenses, sublicenses, cross-licenses, leases, subleases, assignments, contributions or other Investments of intellectual property or other intangibles or services in the ordinary course of business or (iii) Investments with other Persons or any Intercompany License Agreement and any other Investments made in connection therewith;

(15)   (i) Guarantees of Indebtedness not prohibited by Section 3.2 and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business or consistent with past practice, and (ii) performance guarantees and Contingent Obligations with respect to obligations that are permitted by the Indenture;

(16)   Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(17)   Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged or amalgamated into or consolidated with the Company or merged or amalgamated into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(18)   any Investment in any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements, cash pooling arrangements, intercompany loans or activities related thereto);

(19)   contributions to a "rabbi" trust for the benefit of any employee, director, officer, manager, contractor, consultant, advisor or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company, and Investments relating to non-qualified deferred payment plans in the ordinary course of business or consistent with past practice;

(20)   Investments in joint ventures and similar entities and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of $140.0 million and 30.0% of LTM EBITDA at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments received by the Company or a Restricted Subsidiary (without duplication for purposes of Section 3.3 of any amounts applied pursuant to Section 3.3(a)(4)(iii) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; *provided*, however, that if any Investment pursuant to this clause is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of this definition and shall cease to have been made pursuant to this clause;

(21)   additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of $210.0 million and 45.0% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 3.3 of any amounts applied pursuant to Section 3.3(a)(4)(iii)) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; *provided*, however, that if any Investment pursuant to this clause is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of this definition and shall cease to have been made pursuant to this clause;

(22)   Investments between and among the Company and the Guarantors;

(23)   (i) Investments arising in connection with a Qualified Receivables Financing and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Receivables Assets in connection with a Qualified Receivables Financing;

(24)   Investments in connection with the Acquisition;

(25)   repurchases of Notes;

(26)   Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 3.17;

(27)   guaranty and indemnification obligations arising in connection with surety bonds issued in the ordinary course of business or consistent with past practice;

(28)   Investments (a) consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice, (b) made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client, franchisee and customer contacts and loans or (c) advances, loans, extensions of credit (including the creation of receivables) or prepayments made to, and guarantees with respect to obligations of, franchisees, distributors, suppliers, lessors, licensors and licensees in the ordinary course of business or consistent with past practice;

(29)   Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(30)   Investments consisting of UCC Article 3 endorsements for collection or deposit and Article 4 trade arrangements with customers (or any comparable or similar provisions in other applicable jurisdictions) in the ordinary course of business or consistent with past practices;

(31)   any Investment by any Captive Insurance Subsidiary in connection with the provision of insurance to the Company or any Subsidiaries, which Investment is made in the ordinary course of business or consistent with past practice of such Captive Insurance Subsidiary, or by reason of applicable law, rule, regulation or order, or that is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or its business, as applicable;

(32)   non-cash Investments in connection with tax planning and reorganization activities, *provided* that, in the reasonable business judgment of the Company, after giving effect to any such tax planning and reorganization activities, there is no material adverse impact on the value of the (A) Collateral granted (or the security interests granted thereon) to the Notes Collateral Agent for the benefit of the Holders or (B) guarantees in favor of the Holders, in the case of each of clauses (A) and (B), taken as a whole (any reorganizations and activities described in this clause (32), "Permitted Reorganizations");

(33)   Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a Casualty Event;

(34)   any other Investment so long as, (x) no Event of Default pursuant to Section 6.1(a)(1), Section 6.1(a)(2), Section 6.1(a)(7) and Section 6.1(a)(8) shall have occurred and is continuing (or would result therefrom) and (y) immediately after giving pro forma effect to the Investment and the incurrence of any Indebtedness the net proceeds of which are used to make such Investment, the Total Net Leverage Ratio shall be no greater than 4.25 to 1.00;

(35)   Investments in deposit accounts and securities accounts opened in the ordinary course of business;

(36)   Investments solely to the extent such Investments reflect an increase in the value of Permitted Investments;

(37)   Investments in Capital Stock in any Subsidiary resulting from any sale, transfer or other disposition by the Company or any Subsidiary permitted by the definition of "Asset Dispositions," including as a result of any contribution from any parent or distribution to any Subsidiary of such Capital Stock; *provided* that any Investments by any Guarantor in a Restricted Subsidiary that is

not a Guarantor shall be made as otherwise permitted by this definition of "Permitted Investments;"

(38)   Investments consisting of or resulting from Indebtedness, Liens, fundamental changes, repayments, redemptions, repurchases, prepayments, retirements, cancellations and dispositions permitted under Section 3.2 (other than Section 3.2(b)(2) and Section 3.2(b)(3), the definition of "Permitted Liens," Section 4.1, the definition of "Asset Disposition" (other than clause (1) thereof) and Section 3.3 (other than Section 3.3(b)(16), Section 3.3(b)(21) or Section 3.3(b)(23) respectively);

(39)   Loans or other Indebtedness or borrowed money of any Parent Entity, the Company or any Restricted Subsidiaries repurchased or acquired by the Company or a Restricted Subsidiary, so long as such Loans or other Indebtedness are immediately canceled;

(40)   loans and advances to any Parent Entity in lieu of, and not in excess of the amount of (after giving effect to any other such loans or advances or Restricted Payments in respect thereof), Restricted Payments to the extent permitted to be made in accordance with Section 3.3 (other than Section 3.3(b)(16), Section 3.3(b)(21) or Section 3.3(b)(23); *provided* that the making of any such loan or advance shall reduce capacity for Restricted Payments under the applicable basket in Section 3.3 so utilized by a corresponding amount;

(41)   loans and advances to, and guarantees of Indebtedness of, employees of the Company (or any direct or indirect Parent Entity) or a Restricted Subsidiary not in excess, at the time such Investment is made, taken together with all other Investments made pursuant to this clause (41) that are at the time outstanding, of the greater of $25.0 million and 5.0% of LTM EBITDA, determined on a pro forma basis;

(42)   Investments resulting from the exercise of drag-along rights, put-rights, call-rights or similar rights under joint venture or similar documents;

(43)   Investments constituting Forgivable Loans; and

(44)   non-cash Investments in connection with tax planning and reorganization activities, and Investments in connection with Permitted Intercompany Activities, Permitted Tax Restructuring and related transactions.

"Permitted Liens" means, with respect to any Person:

(1)   pledges or deposits by such Person in connection with (a) worker's compensation, employment or unemployment insurance and other types of employers' health tax, social security legislation, retirement and other similar legislation, employee source deductions, goods and services Taxes, sales Taxes, municipal Taxes and pension fund obligations or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto), (b) securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) insurance carriers providing property, casualty or liability insurance to the Company or any Restricted Subsidiary or otherwise supporting the payment of items set forth in the foregoing clause (a), or (c) good faith deposits, prepayments or cash pledges to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases, subleases, licenses, sublicenses or similar agreements to which such Person is a party, performance and return of money bonds and other similar obligations incurred in the ordinary course of business, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety, stay, customs or appeal bonds or statutory bonds to which such Person is a party, or deposits as security for contested Taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)   Liens with respect to outstanding motor vehicle fines and Liens imposed by law, such as landlords', carriers', warehousemen's, materialmen's, repairmen's, construction contractors' and mechanics' and other like Liens, in each case for sums not overdue for a period of more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are being maintained in accordance with GAAP;

(3)   Liens for taxes, assessments or other governmental charges and corporate Taxes (i) not overdue for more than 60 days. (ii) that are being contested in good faith by appropriate proceedings if (a) adequate reserves with respect thereto are being maintained on the books of such Person in accordance with GAAP (or, in the case of any Foreign Subsidiary, the accounting principles applicable in the relevant jurisdiction) or (b) they are immaterial to the Company and its Restricted Subsidiaries taken as a whole or (iii) on property the Company or any of its Restricted Subsidiaries has decided to abandon if the sole recourse for such Tax, assessment or governmental charge is to such property;

(4)   Liens securing obligations incurred pursuant to Section 3.2(b)(16) as well as Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements, or letters of credit or bankers' acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)   survey exceptions, encumbrances, leases, subleases, encroachments, protrusions, easements or reservations of, or rights of others for, sublicenses, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, and other similar purposes, or zoning, building codes or other restrictions (including defects or irregularities in title and similar encumbrances, including any title exceptions listed on any Title Policy) as to the use of real properties, or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which, in each case, do not in the aggregate materially impair their use in the operation of the business of such Person taken as a whole;

(6)   Liens incurred to secure other obligations in respect of Indebtedness permitted to be incurred pursuant to Section 3.2(b)(1), Section 3.2(b)(2), Section 3.2(b)(4), Section 3.2(b)(5), Section 3.2(b)(7), Section 3.2(b)(10), Section 3.2(b)(11) and Section 3.2(b)(19) (in each case, except to the extent required to be unsecured pursuant to the terms thereof); *provided* that, (A) in the case of Section 3.2(b)(5), Section 3.2(b)(7) and Section 3.2(b)(19), such Lien extends only to the assets and/or Capital Stock, the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any income or profits thereof; *provided* that individual financings provided by a lender may be cross collateralized to other financings provided by such lender or its Affiliates and (B) in the case of Section 3.2(b)(2), such guarantee may only be subject to Liens to the extent the underlying Indebtedness may be subject to any Liens;

(7)   (i) Liens securing the Notes Obligations and (ii) Liens existing on the Issue Date, including any Liens securing any Refinancing Indebtedness of any Indebtedness secured by such Liens but excluding Liens securing the Credit Agreement;

(8)   Liens on assets, property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than the proceeds or products of such assets, property or shares of stock or improvements thereon);

(9)   Liens on assets or on property at the time the Company or any Restricted Subsidiary acquired such assets or property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; *provided*, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Company or any Restricted Subsidiary (other than the proceeds or products of such assets or property or shares of stock or improvements thereon);

(10)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred pursuant to Section 3.2;

(11)   Liens (including Liens on Cash Equivalents) securing Hedging Obligations in an amount not to exceed, at the time such Lien is created or incurred, taken together with all other Liens incurred pursuant to this clause (11), the greater of $70.0 million and 15.0% of LTM EBITDA, determined on a pro forma basis;

(12)   Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)   leases, licenses, subleases and sublicenses of, and the granting of an easement interest in and to, assets (including real property and intellectual property rights) in the ordinary course of business;

(14)   Liens arising from UCC financing statement filings (or similar filings in any other jurisdiction) regarding operating leases or consignments or sales of receivables entered into by the Company and its Restricted Subsidiaries in the ordinary course of business and other Liens arising solely from precautionary UCC financing statements or similar filings;

(15)   Liens in favor of the Company or any Guarantor;

(16)   Liens on accounts receivable and related assets of the type specified in the definition of "Receivables Financing" incurred in connection with a Qualified Receivables Financing;

(17)   pledges and deposits made in the ordinary course of business to secure liability to insurance carriers, insurance companies and brokers;

(18)   Liens on the Capital Stock of Unrestricted Subsidiaries and joint ventures that are not Restricted Subsidiaries;

(19)   grants of software and other technology licenses in the ordinary course of business;

(20)   judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21)   Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22)   [reserved];

(23)   Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company's or such Restricted Subsidiary's client at which such equipment is located;

(24) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness permitted to be secured under the Indenture; *provided*, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus proceeds or products of such property or improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness permitted to be secured under the Indenture at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay accrued and unpaid interest, any fees and expenses, including any premium and defeasance costs, related to such refinancing, refunding, extension, renewal or replacement;

(25) Liens securing obligations which obligations do not exceed, at the time such Lien is created or incurred, taken together with all other Liens incurred pursuant to this clause (25), the greater of $140.0 million and 30.0% of LTM EBITDA determined on a pro forma basis;

(26) [reserved];

(27) Liens on receivables and related assets including proceeds thereof being sold in factoring arrangements entered into in the ordinary course of business;

(28) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(29) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(30) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 3.3; *provided* that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement;

(31) restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements;

(32) customary options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and similar investment vehicles;

(33) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Company or any of its Restricted Subsidiaries;

(34) Liens (i) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business or (ii) on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(35) Liens not given in connection with the issuance of Indebtedness for borrowed money (i) of a collection bank arising under Section 4-210 of the UCC (or similar filings in any other

jurisdiction) on items in the course of collection; (ii) attaching to a pooling, commodity or securities trading account or other commodity or securities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking or other financial institution arising as a matter of law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and which are within the general parameters customary in the banking or finance industry or arising pursuant to such banking or financial institution's general terms and conditions (including Liens in favor of deposit banks or securities intermediaries securing customary fees, expenses or charges in connection with the establishment, operation or maintenance of deposit accounts or securities accounts);

(36)   (i) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement in connection with an Investment permitted hereunder and (ii) Liens on advances of Cash Equivalents in favor of the seller of any property to be acquired in a Permitted Investment to be applied against the purchase price for such Investment;

(37)   customary Liens on deposits required in connection with the purchase of property, equipment and inventory, in each case incurred in the ordinary course of business;

(38)   Liens on Cash Equivalents or other property arising in connection with the defeasance, discharge, repayment or redemption of Indebtedness; *provided* that such defeasance, discharge, repayment or redemption is permitted hereunder;

(39)   Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(40)   Liens given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of the Company or a Restricted Subsidiary thereof; *provided* that such Liens do not materially interfere with the operations of the Company and its Restricted Subsidiaries, taken as a whole;

(41)   Liens on assets of Non-Guarantor Subsidiaries, provided such Liens secure obligations of Non-Guarantor Subsidiaries that are otherwise permitted hereunder and such Liens only encumber assets of such Non-Guarantor Subsidiaries;

(42)   Liens arising out of or deemed to exist in connection with any financing transaction of the type described in clause (13) of the definition of "Asset Disposition;"

(43)   (i) pledges, deposits or Liens arising as a matter of law in the ordinary course of business in connection with workers' compensation schemes, payroll Taxes, unemployment insurance and other social security legislation and (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Company or any Restricted Subsidiary;

(44)   restrictive covenants affecting the use to which real property may be put; *provided* that such covenants are complied with;

(45)   Liens on assets securing any Indebtedness owed to any Captive Insurance Subsidiary by the Company or any Restricted Subsidiary;

(46)   zoning by-laws and other land use restrictions, including site plan agreements, development agreements and contract zoning agreements; and

(47)   Settlement Liens.

The Company may divide, classify (or later reclassify) any Lien (or any portion thereof) in one or more of the above categories (including in part in one category and in part another category) as set forth in this definition and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified.

"Permitted Plan" means any employee benefits plan of the Company or any of its Affiliates and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan.

"Permitted Tax Amount" means (a) if and for so long as the Company is a member of a group filing a consolidated or combined tax return with any Parent Entity, any dividends or other distributions to fund any income Taxes for which such Parent Entity is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis calculated as if the Company and its Subsidiaries had paid Tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries; and (b) for any taxable year (or portion thereof) ending after the Issue Date for which the Company is treated as a disregarded entity, partnership, or other flow-through entity for U.S. federal, state, provincial, territorial, and/or local income Tax purposes, the payment of dividends or other distributions to the direct or indirect owner or owners of equity of the Company in an aggregate amount equal to each of the direct or indirect owners' Tax Amount. Each direct or indirect owner's "Tax Amount" is the product of (i) the aggregate taxable income of the Company and its Subsidiaries allocated to such owner for U.S. federal income tax purposes for such taxable year (or portion thereof) and (ii) the highest combined marginal federal, state and/or local income tax rate applicable to corporate or individual taxpayers (whichever is higher for the relevant taxable year or portion thereof).

"Permitted Tax Restructuring" means any reorganizations and other activities related to Tax planning and Tax reorganization entered into prior to, on or after the Issue Date so long as such Permitted Tax Restructuring is not materially adverse to the holders of the Notes (as determined by the Company in good faith).

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

"Post-Petition Interest" means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.8 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"Purchase Money Obligations" means any Indebtedness incurred to finance or refinance the acquisition, leasing, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets, or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

"QIB" means any "qualified institutional buyer" as such term is defined in Rule 144A.

"Qualified Receivables Financing" means any Receivables Financing of a Receivables Subsidiary that meets the following conditions: (1) the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary, (2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at fair market value (as determined in good faith by the Company), and (3) the financing terms, covenants, termination events and other provisions thereof shall be market terms at the time the Receivables Financing is first introduced (as determined in good faith by the

Company and it being understood that such terms, covenants, termination events and other provisions may subsequently be modified so long as such modifications are on market terms at the time of any such modification) and may include Standard Securitization Undertakings. The grant of a security interest in any accounts receivable of the Company or any Restricted Subsidiary (other than a Receivables Subsidiary) to secure any Indebtedness shall not be deemed a Qualified Receivables Financing.

"Receivables Assets" means any accounts receivable owed to the Company or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement.

"Receivables Facility" means an arrangement between the Company or a Subsidiary and a commercial bank, an asset based lender or other financial institution or an Affiliate thereof pursuant to which (a) the Company or such Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank, asset based lender or other financial institution (or such Affiliate) Receivables Assets and (b) the obligations of the Company or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Company and such Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

"Receivables Financing" means any transaction or series of transactions that may be entered into by the Company or any Subsidiary of the Company pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

"Receivables Subsidiary" means a wholly owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Company or its Restricted Subsidiaries in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company as a Receivables Subsidiary and:

(a)   no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b)   with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believe to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, and

(c)   to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

"Recovery Event" means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation, eminent domain or similar proceeding relating to any asset of the Company or any Restricted Subsidiary.

"refinance" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in this Indenture shall have a correlative meaning.

"Refinancing Indebtedness" means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Issue Date or incurred (or established) in compliance with this Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; *provided*, however, that:

(1)   (a) such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (or requires no or nominal payments in cash (other than interest payments) prior to the date that is 91 days after the maturity date of the Notes); and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness and/or has Junior Lien Priority to the Notes, such Refinancing Indebtedness is Subordinated Indebtedness and/or has Junior Lien Priority to the Notes, respectively, and, in the case of Subordinated Indebtedness, is subordinated to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced;

(2)   Refinancing Indebtedness shall not include (i) Indebtedness of a Subsidiary of the Company that is not a Guarantor that refinances Indebtedness of the Company or a Guarantor; or (ii) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(3)   such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced, *plus* (y) an amount equal to any unutilized commitment relating to the Indebtedness being refinanced or otherwise then outstanding under a Credit Facility or other financing arrangement being refinanced to the extent the unutilized commitment being refinanced could be drawn in compliance with Section 3.2 immediately prior to such refinancing, *plus* (z) accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing;

provided that clause (1) of this definition will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Credit Facilities. Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

"Regulation S" means Regulation S under the Securities Act.

"Regulation S Global Note" has the meaning set forth in Section 2.1(b).

"Regulation S-X" means Regulation S-X under the Securities Act.

"Related Taxes" means (i) any Taxes, including sales, use, transfer, rental, *ad valorem*, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes and other fees and expenses (other than (x) Taxes measured by income and (y) withholding Taxes), required to be paid (*provided* such Taxes are in fact paid) by any Parent Entity by virtue of its:

(a)   being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Company or any of the Company's Subsidiaries) or otherwise maintain its existence or good standing under applicable law,

(b)   being a holding company parent, directly or indirectly, of the Company or any Subsidiaries of the Company,

(c)   receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Company or any Subsidiaries of the Company, or

(d)   having made any payment in respect to any of the items for which the Company is permitted to make payments to any Parent Entity pursuant to Section 3.3; and

(ii)   any Permitted Tax Amount.

"Reserved Indebtedness Amount" has the meaning set forth in Section 3.2.

"Restricted Investment" means any Investment other than a Permitted Investment.

"Restricted Notes" means Initial Notes and Additional Notes bearing the Restricted Notes Legend.

"Restricted Notes Legend" means the legend set forth in Section 2.1(d)(1)(A) and, in the case of the Temporary Regulation S Global Note, the legend set forth in Section 2.1(d)(1)(B).

"Restricted Subsidiary" means any Subsidiary of the Company other than any Unrestricted Subsidiary (or, at the option of the Company, any other Subsidiary of the Company designated by it as a Restricted Subsidiary); *provided*, however, that upon an Unrestricted Subsidiary's ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

"RSG Connector" means the Company's digital marketplace through which its retail clients can receive quotes and bind policies online.

"Rule 144A" means Rule 144A under the Securities Act.

"Ryan Re" means Ryan Re Underwriting Managers, LLC, a Delaware limited liability company.

"Ryan Specialty" means Ryan Specialty Group Holdings, Inc., a Delaware corporation.

"S&P" means Standard & Poor's Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

"Sale Leaseback Transaction" means any arrangement providing for the leasing by the Company or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

"Screened Affiliate" means any Affiliate of a Holder (i) that makes investment decisions independently from such Holder and any other Affiliate of such Holder that is not a Screened Affiliate, (ii) that has in place customary information screens between it and such Holder and any other Affiliate of such Holder that is not a Screened Affiliate and such screens prohibit the sharing of information with respect to the Company or its Subsidiaries, (iii) whose investment policies are not directed by such Holder or any other Affiliate of such Holder that is acting in concert with such Holder in connection with its investment in the Notes, and (iv) whose investment decisions are not influenced by the investment decisions of such Holder or any other Affiliate of such Holder that is acting in concert with such Holders in connection with its investment in the Notes.

"SEC" means the Securities and Exchange Commission or any successor thereto.

"Secured Indebtedness" means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Obligations.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

"Security Agreement" means that certain Notes Security Agreement (as defined in the Intercreditor Agreement), dated as of the date hereof, among the Issuer, the Guarantors and the Notes Collateral Agent.

"Security Documents" means, collectively, the Security Agreement and each other security agreement relating to the Collateral and instruments filed and recorded in appropriate jurisdictions to perfect, preserve and protect the Liens on the Collateral (including, without limitation, financing statements under the UCC of the relevant states applicable to the Collateral), each for the benefit of the Notes Secured Parties, each as amended, amended and restated, modified, renewed or replaced from time to time.

"Securitization Asset" means (a) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (b) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

"Securitization Facility" means any of one or more securitization, financing, factoring or sales transactions, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Company or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person.

"Securitization Fees" means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or Receivables Asset or participation interest therein issued or sold in connection with, and other fees, expenses and charges (including commissions, yield, interest expense and fees and expenses of legal counsel) paid in connection with, any Qualified Receivables Financing.

"Securitization Repurchase Obligation" means any obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Receivables Financing to repurchase or otherwise make payments with respect to Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

"Securitization Subsidiary" means any Subsidiary of the Company in each case formed for the purpose of and that solely engages in one or more Qualified Receivables Financing and other activities reasonably related thereto or another Person formed for this purpose.

"Series" means (a) with respect to the First Lien Secured Parties, each of (i) the Credit Secured Parties (in their capacities as such), (ii) the Notes Secured Parties (in their capacity as such) and (iii) the Additional First Lien Secured Parties that become subject to the Intercreditor Agreement after the Issue Date that are represented by a common representative (in its capacity as such for such Additional First Lien Secured Parties) and (b) with respect to any First Lien Obligations, each of (i) the Credit Obligations, (ii) the Notes Obligations and (iii) the Additional First Lien Obligations incurred pursuant to any applicable agreement, which, pursuant to any joinder agreement, are to be represented under the Intercreditor Agreement by a common representative (in its capacity as such for such Additional First Lien Obligations).

"Settlement" means the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts as a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

"Settlement Asset" means any cash, receivable or other property, including a Settlement Receivable, due or conveyed to a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person or an Affiliate of such Person.

"Settlement Indebtedness" means any payment or reimbursement obligation in respect of a Settlement Payment.

"Settlement Lien" means any Lien relating to any Settlement or Settlement Indebtedness (and may include, for the avoidance of doubt, the grant of a Lien in or other assignment of a Settlement Asset in consideration of a Settlement Payment, Liens securing intraday and overnight overdraft and automated clearing house exposure, and similar Liens).

"Settlement Payment" means the transfer, or contractual undertaking (including by automated clearing house transaction) to effect a transfer, of cash or other property to effect a Settlement.

"Settlement Receivable" means any general intangible, payment intangible, or instrument representing or reflecting an obligation to make payments to or for the benefit of a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person.

"Shared Collateral" means, at any time, Collateral in which the holders of two or more Series of First Lien Obligations hold a valid and perfected security interest at such time. If more than two Series of First Lien Obligations are outstanding at any time and the holders of less than all Series of First Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Lien Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time.

"Short Derivative Instrument" means a Derivative Instrument (i) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with positive changes to the Performance References and/or (ii) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with negative changes to the Performance References.

"Significant Subsidiary" means, at any date of determination, each Restricted Subsidiary that would be a "Significant Subsidiary" within the meaning of Rule 1-02 under the Securities Act as such rule is in effect on the Issue Date.

"Similar Business" means any business, service or other activity engaged in by the Company, any of the Restricted Subsidiaries, or any direct or indirect parent on the Issue Date and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and the Restricted Subsidiaries are engaged on the Issue Date.

"Standard Securitization Undertakings" means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Subordinated Indebtedness" means (a) with respect to the Company, any Indebtedness of the Company which is by its terms contractually subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms contractually subordinated in right of payment to its Guarantee.

"Subsidiary" means, with respect to any Person (1) any corporation, partnership, limited liability company, unlimited liability company, association, joint venture or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in the Indenture shall refer to a Subsidiary or Subsidiaries of the Company.

"Swap Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; *provided* that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries shall be a Swap Agreement.

"Taxes" means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority).

"Temporary Regulation S Global Note" has the meaning set forth in Section 2.1(b).

"Tax Receivable Agreement" means the Tax Receivable Agreement, dated July 26, 2021, among Ryan Specialty and the persons named therein.

"Total Assets" means, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the definition of Fixed Charge Coverage Ratio.

"Total First Lien Net Leverage Ratio" means, as of any date of determination, the ratio of (x) the sum of (a) First Lien Indebtedness as of such date, less the aggregate amount of Unrestricted Cash as of such date and (b) without duplication, the Reserved Indebtedness Amount secured by a Lien on the Collateral as of such date (other than Indebtedness secured by the Collateral as of such date with Junior Lien Priority relative to the Notes and the Guarantees) to (y) LTM EBITDA.

"Total Net Leverage Ratio" means as of any date of determination, the ratio of (a) the excess of the amount of Consolidated Total Indebtedness on such day, less the aggregate amount of Unrestricted Cash as of such date, to (b) LTM EBITDA.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended. For the avoidance of doubt, the Trust Indenture Act is not applicable to this Indenture.

"Trust Officer" means, when used with respect to the Trustee or the Notes Collateral Agent, any officer within the corporate trust department (or any successor division or affiliate) of the Trustee or the Notes Collateral Agent, respectively, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee or the Notes Collateral Agent, respectively, who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such Person's knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of this Indenture.

"Trustee" means U.S. Bank National Association, together with its successors and assigns.

"UCC" means the Uniform Commercial Code (or equivalent statute) as in effect from time to time in the State of New York; *provided*, however, that at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of a collateral agent's security interest in any item or portion of the collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term "UCC" shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

"Unrestricted Cash" means, as of any date, the sum of (i) unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries as of such date (including any such cash in foreign accounts) plus (ii) cash and Cash Equivalents of Company and its Restricted Subsidiaries as of such date restricted in favor of the First Lien Obligations (which may also include cash and Cash Equivalents of the Company and its Restricted Subsidiaries securing other Indebtedness secured by a permitted Lien on the Collateral that is pari passu with or junior to the Liens on the Collateral securing the First Lien Obligations), in each case, to be determined in accordance with GAAP.

"Unrestricted Subsidiary" means:

(1)   any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company in the manner provided below); and

(2)   any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company, (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if:

(1)   at the time of such designation, such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)   such designation and the Investment, if any, of the Company in such Subsidiary complies with Section 3.3.

"U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the Company thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

"Unsecured Capitalized Lease Obligation" means Capitalized Lease Obligations not secured by a Lien and any other lease obligation that is not required to be accounted for as a financing or capital lease on both the balance sheet and the income statement for financial reporting purposes in accordance with GAAP. For the avoidance of doubt, an operating lease shall be considered an Unsecured Capitalized Lease Obligation.

"Unsecured Capitalized Leases" means all leases underlying Unsecured Capitalized Lease Obligations.

"Voting Stock" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the quotient (in number of years) obtained by dividing:

(1)   the sum of the products obtained by multiplying (i) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock, by (ii) the amount of such payment, by

(2)   the sum of all such payments;

provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness, AHYDO Payments and the effects of any prepayments or amortization made on such Indebtedness prior to the date of such determination will be disregarded.

"wholly owned Domestic Subsidiary" means a Domestic Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a Guarantor.

SECTION 1.2.   Other Definitions.

Term	Defined in Section
"Acceptable Commitment"	3.5(a)(4)(ii)
"Accounting Change"	"GAAP"
"Additional Restricted Notes"	2.1(b)
"Advance Offer"	3.5(a)(4)
"Advance Portion"	3.5(a)(4)
"Affiliate Transaction"	3.8(a)
"Agent Members"	2.1(e)(2)
"Applicable Premium Deficit"	8.4(1)
"Asset Disposition Offer"	3.5(a)(4)
"Authenticating Agent"	3.5(a)(4)
"Change of Control Offer"	3.10(a)
"Change of Control Payment"	3.10(a)
"Change of Control Payment Date"	3.10(a)(2)
"Clearstream"	2.1(b)

Term	Defined in Section
"Collateral Advance Offer"	3.5(a)(4)
"Collateral Advance Portion"	3.5(a)(4)
"Collateral Asset Disposition Offer"	3.5(a)(4)
"Collateral Excess Proceeds"	3.5(a)(4)
"Covenant Defeasance"..	8.3
"cross acceleration provision"...	6.1(a)(4)(B)
"Declined Collateral Excess Proceeds"	3.5(a)(4)
"Declined Excess Proceeds"	3.5(a)(4)
"Default Direction"	6.1(a)
"Defaulted Interest"...	2.12
"Directing Holder"	6.1(a)
"Election Date"	3.3(b)
"Electronic Signature"	13.3
"Euroclear"...	2.1(b)
"Event of Default"..	6.1(a)
"Excess Proceeds"..	3.5(a)(4)
"Foreign Disposition"	3.5(c)(i)
"Guaranteed Obligations"	3.10
"Increased Amount"...	3.6
"Initial Agreement"..	3.4(b)(16)
"Initial Default"..	6.1(b)
"Initial Lien"	3.6
"Issuer Order"	2.2
"Judgment Currency"...	13.18
"judgment default provision"...	6.1(a)(5)

Term	Defined in Section
"LCT Public Offer"	3.2(c)(10)
"Legal Defeasance"	8.2
"Legal Holiday"	13.6
"Noteholder Direction"	6.1(a)
"Notes Register"	2.3
"payment default"	6.1(a)(4)(A)
"Performance References"	"Derivative Instrument"
"Permanent Regulation S Global Note"	2.1(b)
"Position Representation"	6.1(a)
"primary obligations"	"Contingent Obligations"
"primary obligor"	"Contingent Obligations"
"Proceeds Application Period"	3.5(a)(4)
"protected purchaser"	2.8
"Redemption Date"	5.6(a)
"Refunding Capital Stock"	3.3(b)(2)
"Registrar"	2.3
"Regulation S Notes"	2.1(b)
"Related Person"	12.7(b)
"Restricted Debt Payment"	3.3(a)(3)
"Restricted Payment"	3.3(a)(4)
"Restricted Period"	2.1(b)
"Reversion Date"	3.18(b)
"Rule 144A Global Note"	2.1(b)
"Rule 144A Notes"	2.1(b)

Term	Defined in Section
"Special Interest Payment Date"	2.12(a)
"Special Record Date"	2.12(a)
"Successor Company"	4.1(a)(1)
"Suspended Covenants"	3.18(b)
"Suspension Period"	3.18(b)
"Treasury Capital Stock"	3.3(b)(2)
"Verification Covenant"	6.1(a)

SECTION 1.3.   Rules of Construction.

(a)   Unless the context otherwise requires:

(1)   a term has the meaning assigned to it;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   "including" means including without limitation;

(5)   words in the singular include the plural and words in the plural include the singular;

(6)   "will" shall be interpreted to express a command;

(7)   the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with GAAP;

(8)   the principal amount of any preferred stock shall be (i) the maximum liquidation value of such preferred stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such preferred stock, whichever is greater;

(9)   all amounts expressed in this Indenture or in any of the Notes in terms of money refer to the lawful currency of the United States of America;

(10)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(11)   except as otherwise stated, (a) references herein to Articles, Sections and Exhibit mean the Articles and Sections of and Exhibits to this Indenture and (b) each reference herein to a particular Article or Section includes the Sections, subsections and paragraphs subsidiary thereto; and

(12)   unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

(b)   Notwithstanding anything to the contrary herein, in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on any ratio based exceptions, thresholds and baskets, such ratio(s) shall be calculated with respect to such incurrence, issuance or other transaction without giving effect to amounts being utilized under any other exceptions, thresholds or baskets (other than ratio based baskets) substantially concurrently therewith. Each item of Indebtedness that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant ratio based test.

Any calculation or measure that is determined with reference to the Company's financial statements (including Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Income, Fixed Charges, Fixed Charge Coverage Ratio, Total Net Leverage Ratio and Total First Lien Net Leverage Ratio) may be determined with reference to the financial statements of a Parent Entity instead, so long as such Parent Entity does not hold any material assets other than, directly or indirectly, the Capital Stock of the Company.

For purposes of making the computation referred to above, Investments (including any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary), acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and operational changes that the Company or any of the Restricted Subsidiaries has both determined to make and made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or substantially simultaneously with the Calculation Date (each, for purposes of this definition, a "pro forma event") shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, operational changes and discontinued operations (and the change of any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made or effected any Investment, acquisition, disposition, merger, consolidation or discontinued operation, in each case with respect to an operating unit of a business, or operational changes that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational changes had occurred at the beginning of the applicable four-quarter period.

ARTICLE II

THE NOTES

SECTION 2.1.   Form, Dating and Terms.

(a)   The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited. The Initial Notes issued on the date hereof will be in an aggregate principal amount of $400,000,000. In addition, the Issuer may issue, from time to time in accordance with the provisions of this Indenture, Additional Notes (as provided herein) without the consent of any Holder (but subject to compliance with the covenants set forth in this Indenture). Furthermore, Notes may be authenticated and delivered upon registration of transfer, exchange or in lieu of other Notes pursuant to Sections 2.2, 2.6, 2.8, 2.10, 5.5 or 9.4, in connection with an Asset Disposition Offer or Collateral Asset Disposition Offer pursuant to Section 3.5 or in connection with a Change of Control Offer pursuant to Section 3.10.

Notwithstanding anything to the contrary contained herein, the Issuer may not issue any Additional Notes, unless such issuance is in compliance with Section 3.2 and Section 3.6.

With respect to any Additional Notes, the Issuer shall set forth in one or more indentures supplemental hereto, the following information:

(A)   the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(B)   the issue price and the issue date of such Additional Notes, including the date from which interest shall accrue; and

(C)   whether such Additional Notes shall be Restricted Notes.

In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, in addition to the Opinion of Counsel and Officer's Certificate required by Section 13.2, an Opinion of Counsel as to the due authorization, execution, delivery, validity and enforceability of such Additional Notes.

The Initial Notes and the Additional Notes, to the maximum extent possible, shall be considered collectively as a single class for all purposes of this Indenture, *provided* that any Additional Notes will not be issued with the same CUSIP, ISIN or other identifying number as the Initial Notes unless such Additional Notes are fungible with the Initial Notes for U.S. federal income tax purposes or if the Company otherwise determines that any Additional Notes should be differentiated from the Initial Notes. Holders of the Initial Notes and the Additional Notes will vote and consent together on all matters to which such Holders are entitled to vote or consent as one class, and none of the Holders of the Initial Notes or the Additional Notes shall have the right to vote or consent as a separate class on any matter to which such Holders are entitled to vote or consent. The Additional Notes can be issued without the consent of any Holder, subject to compliance with any covenants set forth in Article III of this Indenture.

(b)   The Initial Notes are being offered and sold by the Issuer pursuant to a Purchase Agreement, dated January 20, 2022, among the Company, the Guarantors party thereto, Ryan Specialty and J.P. Morgan Securities LLC, as representative for the initial purchasers named in Schedule 1 thereto. The Initial Notes and any Additional Notes (if issued as Restricted Notes) (the "Additional Restricted Notes") will be resold initially only to (A) Persons they reasonably believe to be QIBs in reliance on Rule 144A and (B) Non-U.S. Persons in reliance on Regulation S. Such Initial Notes and Additional Restricted Notes may thereafter be transferred to, among others, persons reasonably believed to be QIBs and purchasers in reliance on Regulation S in each case, in accordance with the procedure described herein. Additional Notes offered after the date hereof may be offered and sold by the Issuer from time to time pursuant to one or more purchase agreements in accordance with applicable law.

Initial Notes and Additional Restricted Notes offered and sold to persons reasonably believed to be QIBs in the United States of America in reliance on Rule 144A (the "Rule 144A Notes") shall initially be represented in the form of a permanent global Note substantially in the form of Exhibit A, which is hereby incorporated by reference and made a part of this Indenture, including appropriate legends as set forth in Section 2.1(d) (the "Rule 144A Global Note"), deposited with the Trustee, as custodian for DTC, and registered in the name of such depositary and duly executed by the Issuer and authenticated by the Trustee as hereinafter provided. The Rule 144A Global Note may be represented by more than one certificate if so required by DTC's rules regarding the maximum principal amount to be represented by a single certificate. The aggregate principal amount of the Rule 144A Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for DTC or its nominee, as hereinafter provided.

Initial Notes and any Additional Restricted Notes offered and sold to non-U.S. Persons outside the United States of America (the "Regulation S Notes") in reliance on Regulation S initially will be represented by temporary global notes in fully registered global form without interest coupons (each, a "Temporary Regulation S Global Note") and shall be deposited with the Trustee as custodian for DTC, as depositary, and registered in the name of a nominee of such depositary. Each Temporary Regulation S Global Note will be exchangeable for a single permanent global note in registered, global form (each a "Permanent Regulation S Global Note" and, together with the

Temporary Regulation S Global Notes, a "Regulation S Global Note") after the 40th day after the later of the commencement of the offering of the Initial Notes and the Issue Date (such period through and including such 40th day, the "Restricted Period") and upon delivery of the certification contemplated by Section 2.14. Prior to the expiration of the Restricted Period, a beneficial interest in the Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A. Beneficial interests in a Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note whether before, on, or after such time, only upon receipt by the trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

Any beneficial interest in a Regulation S Global Note or a Restricted Global Note that is transferred to a person who takes delivery in the form of an interest in a Restricted Global Note or a Regulation S Global Note, respectively, will, upon transfer, cease to be an interest in the type of global note previously held and become an interest in the other type of global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other type of global note for as long as it remains such an interest.

Investors may hold their interests in the Regulation S Global Note through organizations other than Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, *société anonyme* ("Clearstream") that are participants in DTC's system or directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems. If such interests are held through Euroclear or Clearstream, Euroclear and Clearstream will hold such interests in the applicable Regulation S Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries. Such depositaries, in turn, will hold such interests in the applicable Regulation S Global Note in customers' securities accounts in the depositaries' names on the books of DTC.

The Regulation S Global Note may be represented by more than one certificate if so required by DTC's rules regarding the maximum principal amount to be represented by a single certificate. The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for DTC or its nominee, as hereinafter provided.

The Rule 144A Global Note and the Regulation S Global Note are sometimes collectively herein referred to as the "Global Notes."

The principal of (and premium, if any) and interest on the Notes shall be payable at the office or agency of the Paying Agent designated by the Issuer maintained for such purpose (which shall initially be the office of the Trustee maintained for such purpose), or at such other office or agency of the Issuer as may be maintained for such purpose pursuant to Section 2.3; *provided*, however, that, at the option of the Paying Agent, each installment of interest may be paid by (i) check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Notes Register or (ii) wire transfer to an account located in the United States maintained by the payee, subject to the last sentence of this paragraph. Payments in respect of Notes represented by a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by DTC. Payments in respect of Notes represented by Definitive Notes (including principal, premium, if any, and interest) held by a Holder of at least $1,000,000 aggregate principal amount of Notes represented by Definitive Notes will be made in accordance with the Notes Register, or by wire transfer to a Dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 15 days immediately preceding the relevant due date for payment (or such other date as the Trustee or Paying Agent, as applicable, may accept in its discretion).

The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, in addition to those set forth on Exhibit A and in Section 2.1(d). The Issuer shall approve any notation, endorsement or legend on the Notes. Each Note shall be dated the date of its authentication. The terms of the Notes set forth in

Exhibit A are part of the terms of this Indenture and, to the extent applicable, the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to be bound by such terms.

(c)   Denominations. The Notes shall be issuable only in fully registered form in minimum denominations of $2,000 principal amount and any integral multiple of $1,000 in excess thereof.

(d)   Restrictive and Global Note Legends.

(1)   Unless and until an Initial Note or an Additional Note issued as a Restricted Note is sold under an effective registration statement or the Issuer receives an Opinion of Counsel satisfactory to it to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act:

(A) the Rule 144A Global Note and the Regulation S Global Note shall each bear the following legend on the face thereof:

THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT ("RULE 144A")), OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION. THE NOTES EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) TO THE ISSUER OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.

(B) the Temporary Regulation S Global Note shall bear the following additional legend on the face thereof:

THIS SECURITY IS A TEMPORARY GLOBAL NOTE. PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD APPLICABLE HERETO, BENEFICIAL INTERESTS HEREIN MAY NOT BE HELD BY ANY PERSON OTHER THAN (1) A NON-U.S. PERSON OR (2) A U.S. PERSON THAT PURCHASED SUCH INTEREST IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT. BENEFICIAL INTERESTS HEREIN ARE NOT EXCHANGEABLE FOR PHYSICAL NOTES OTHER THAN A PERMANENT GLOBAL NOTE IN ACCORDANCE WITH THE TERMS OF THE INDENTURE. TERMS IN THIS LEGEND ARE USED AS USED IN REGULATION S UNDER THE SECURITIES ACT.

(2)   Each Global Note, whether or not an Initial Note, shall bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE ISSUER OR THE AGENT OF THE ISSUER FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

In the case of a Regulation S Global Note: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

(e)   Book-Entry Provisions. (i) This Section 2.1(e) shall apply only to Global Notes deposited with the Trustee, as custodian for DTC, and for which the applicable procedures of DTC shall govern.

(1)   Each Global Note initially shall (x) be registered in the name of DTC or the nominee of DTC, (y) be delivered to the Notes Custodian for DTC and (z) bear legends as set forth in Section 2.1(d)(2). Transfers of a Global Note (but not a beneficial interest therein) will be limited to transfers thereof in whole, but not in part, to DTC, its successors or its respective nominees, except as set forth in Section 2.1(e)(4) and 2.1(f). If a beneficial interest in a Global Note is transferred or exchanged for a beneficial interest in another Global Note, the Notes Custodian will (x) record a decrease in the principal amount of the Global Note being transferred or exchanged equal to the principal amount of such transfer or exchange and (y) record a like increase in the principal amount of the other Global Note. Any beneficial interest in one Global Note that is transferred to a Person who takes delivery in the form of an interest in another Global Note, or exchanged for an interest in another Global Note, will, upon transfer or exchange, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer and exchange restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(2)   Members of, or participants in, DTC ("Agent Members") shall have no rights under this Indenture with respect to any Global Note held on their behalf by DTC or by the Notes Custodian as the custodian of DTC or under such Global Note, and DTC may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and its Agent Members, the operation of customary practices of DTC governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(3)   In connection with any transfer of a portion of the beneficial interest in a Global Note pursuant to Section 2.1(f) to beneficial owners who are required to hold Definitive Notes, the Notes Custodian shall reflect on its books and records the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Issuer shall execute, and the Trustee shall authenticate and make available for delivery, one or more Definitive Notes of like tenor and amount.

(4)   In connection with the transfer of an entire Global Note to beneficial owners pursuant to Section 2.1(f), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by DTC in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(5)   The registered Holder of a Global Note may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(6)   Any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent) or any holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

(f)   Definitive Notes. Except as provided below, owners of beneficial interests in Global Notes will not be entitled to receive Definitive Notes. Definitive Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in a Global Note if (A) DTC notifies the Issuer that it is unwilling or unable to continue as Depositary for such Global Note or DTC ceases to be a clearing agency registered under the Exchange Act, at a time when DTC is required to be so registered in order to act as depositary, and in each case a successor depositary is not appointed by the Issuer within 120 days of such notice, (B) the Issuer in its sole discretion executes and deliver to the Trustee and Registrar an Officer's Certificate stating that such Global Note shall be so exchangeable or (C) an Event of Default has occurred and is continuing and the Registrar has received a written request from DTC. In the event of the occurrence of any of the events specified in the second preceding sentence or in clause (A), (B) or (C) of the preceding sentence, the Issuer shall promptly make available to the Registrar a reasonable supply of Definitive Notes. In addition, any Note transferred to an affiliate (as defined in Rule 405 under the Securities Act) of the Issuer or evidencing a Note that has been acquired by an affiliate in a transaction or series of transactions not involving any public offering must, until one year after the last date on which either the Issuer or any affiliate of the Issuer was an owner of the Note, be in the form of a Definitive Note and bear the legend regarding transfer restrictions in Section 2.1(d)(1). If required to do so pursuant to any applicable law or regulation, beneficial owners may also obtain Definitive Notes in exchange for their beneficial interests in a Global Note upon written request in accordance with DTC's and the Registrar's procedures.

(1)   Any Definitive Note delivered in exchange for an interest in a Global Note pursuant to Section 2.1(e) shall, except as otherwise provided by Section 2.6(d), bear the applicable legend regarding transfer restrictions applicable to the Global Note set forth in Section 2.1(d)(1).

(2)   If a Definitive Note is transferred or exchanged for a beneficial interest in a Global Note, the Trustee will (x) cancel such Definitive Note, (y) record an increase in the principal amount of such Global Note equal to the principal amount of such transfer or exchange and (z) in the event that such transfer or exchange involves less than the entire principal amount of the canceled Definitive Note, the Issuer shall execute, and the Trustee shall authenticate and make available for delivery, to the transferring Holder a new Definitive Note representing the principal amount not so transferred.

(3)   If a Definitive Note is transferred or exchanged for another Definitive Note, (x) the Trustee will cancel the Definitive Note being transferred or exchanged, (y) the Issuer shall execute, and the Trustee shall authenticate and make available for delivery, one or more new Definitive Notes in authorized denominations having an aggregate principal amount equal to the principal amount of such transfer or exchange to the transferee (in the case of a transfer) or the Holder of the canceled Definitive Note (in the case of an exchange), registered in the name of such transferee or Holder, as applicable, and (z) if such transfer or exchange involves less than the entire principal amount of the canceled Definitive Note, the Issuer shall execute, and the Trustee shall authenticate and make available for delivery to the Holder thereof, one or more Definitive Notes in authorized denominations having an aggregate principal amount

equal to the untransferred or unexchanged portion of the canceled Definitive Notes, registered in the name of the Holder thereof.

(4) Notwithstanding anything to the contrary in this Indenture, in no event shall a Definitive Note be delivered upon exchange or transfer of a beneficial interest in the Temporary Regulation S Global Note prior to the end of the Restricted Period.

SECTION 2.2.   Execution and Authentication.

One Officer of the Issuer shall sign the Notes for the Issuer by manual, facsimile or PDF signature. If the Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized officer of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under this Indenture. A Note shall be dated the date of its authentication.

At any time and from time to time after the execution and delivery of this Indenture, the Trustee shall authenticate and make available for delivery: (1) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $400,000,000, and (2) subject to the terms of this Indenture, Additional Notes for original issue in an unlimited principal amount, in each case upon a written order of the Issuer signed by one Officer (the "Issuer Order"). Such Issuer Order shall specify whether the Notes will be in the form of Definitive Notes or Global Notes, the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, the Holder of the Notes and whether the Notes are to be Initial Notes or Additional Notes.

The Trustee may appoint an agent (the "Authenticating Agent") reasonably acceptable to the Issuer to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuer. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. An Authenticating Agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

In case any of the Issuer or any Guarantor, pursuant to Article IV or Section 10.2, as applicable, shall be consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person, and the successor Person resulting from such consolidation, or surviving such merger, or into which the Issuer or any Guarantor shall have been merged, or the Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article IV, any of the Notes authenticated or delivered prior to such consolidation, merger, conveyance, transfer, lease or other disposition may (but shall not be required), from time to time, at the request of the successor Person, be exchanged for other Notes executed in the name of the successor Person with such changes in phraseology and form as may be appropriate to reflect such successor Person, but otherwise in substance of like tenor as the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon the Issuer Order of the successor Person, shall authenticate and make available for delivery Notes as specified in such order for the purpose of such exchange. If Notes shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section 2.2 in exchange or substitution for or upon registration of transfer of any Notes, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time outstanding for Notes authenticated and delivered in such new name.

SECTION 2.3.   Registrar and Paying Agent.

The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (the "Registrar") and an office or agency where Notes may be presented for payment. The Registrar shall keep a register of the Notes and of their transfer and exchange (the "Notes Register"). The Issuer may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent and the term "Registrar" includes any co-registrar.

The Issuer shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee in writing of the name and address of each such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.6. The Issuer or any Guarantor may act as Paying Agent, Registrar or transfer agent.

The Issuer initially appoints DTC to act as Depositary with respect to the Global Notes. The Issuer initially appoints the Trustee as Registrar and Paying Agent for the Notes. The Issuer may change any Registrar or Paying Agent without prior notice to the Holders, but upon written notice to such Registrar or Paying Agent and to the Trustee; *provided*, however, that no such removal shall become effective until (i) acceptance of any appointment by a successor as evidenced by an appropriate agreement entered into by the Issuer and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee and the passage of any waiting or notice periods required by DTC procedures or (ii) written notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Registrar or Paying Agent may resign at any time upon written notice to the Issuer and the Trustee.

SECTION 2.4.   Paying Agent to Hold Money in Trust.

By no later than 11:00 a.m. (New York City time) on the date on which any principal of, premium, if any, or interest on any Note is due and payable, the Issuer shall deposit with the Paying Agent a sum sufficient in immediately available funds to pay such principal, premium or interest when due. The Issuer shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of, premium, if any, or interest on the Notes (whether such assets have been distributed to it by the Issuer or other obligors on the Notes), shall notify the Trustee in writing of any default by the Issuer or any Guarantor in making any such payment and shall during the continuance of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment in respect of the Notes, upon the written request of the Trustee, forthwith deliver to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Notes together with a full accounting thereof. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Issuer at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee and to account for any funds or assets disbursed by such Paying Agent. Upon complying with this Section 2.4, the Paying Agent (if other than the Issuer or a Subsidiary of the Issuer) shall have no further liability for the money delivered to the Trustee. Upon any bankruptcy, reorganization or similar proceeding with respect to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

SECTION 2.5.   Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Issuer, on its own behalf and on behalf of each of the Guarantors, shall furnish or cause the Registrar to furnish to the Trustee, in writing at least five (5) Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders.

SECTION 2.6.   Transfer and Exchange.

(a)   A Holder may transfer a Note (or a beneficial interest therein) to another Person or exchange a Note (or a beneficial interest therein) for another Note or Notes of any authorized denomination by presenting to the Registrar a written request therefor stating the name of the proposed transferee or requesting such an exchange, accompanied by any certification, opinion or other document required by this Section 2.6. The Registrar will promptly register any transfer or exchange that meets the requirements of this Section 2.6 by noting the same in the Notes Register maintained by the Registrar for the purpose, and no transfer or exchange will be effective until it is registered in such Notes Register. The transfer or exchange of any Note (or a beneficial interest therein) may only be made in accordance with this Section 2.6 and Section 2.1(e) and 2.1(f), as applicable, and, in the case of a Global Note (or a beneficial interest therein), the applicable rules and procedures of DTC, Euroclear and Clearstream. The Registrar shall refuse to register any requested transfer or exchange that does not comply with this Section 2.6.

(b)   Transfers of Rule 144A Notes. The following provisions shall apply with respect to any proposed registration of transfer of a Rule 144A Note prior to the date that is one year after the later of the date of its original issue and the last date on which the Issuer or any Affiliate of the Issuer was the owner of such Notes (or any predecessor thereto):

(1)   a registration of transfer of a Rule 144A Note or a beneficial interest therein to a QIB shall be made upon the representation of the transferee in the form as set forth on the reverse of the Note that it is purchasing for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A; *provided* that no such written representation or other written certification shall be required in connection with the transfer of a beneficial interest in the Rule 144A Global Note to a transferee in the form of a beneficial interest in that Rule 144A Global Note in accordance with this Indenture and the applicable procedures of DTC; and

(2)   a registration of transfer of a Rule 144A Note or a beneficial interest therein to a Non-U.S. Person shall be made upon receipt by the Registrar or its agent of a certificate substantially in the form set forth in Section 2.7 from the proposed transferee and the delivery of an Opinion of Counsel, certification and/or other information satisfactory to the Issuer.

(c)   Transfers of Regulation S Notes.

(1)   During the Restricted Period, a Regulation S Note or a beneficial interest therein may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note only if such transfer is made pursuant to Rule 144A and the transferor first delivers to the Trustee a certificate substantially in the form set forth in Section 2.9 that such transfer is being made to a person who the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A or otherwise in accordance with the transfer restrictions described under "Note to Investors" in the Offering Memorandum and in accordance with all applicable securities laws of the states of the United States and other jurisdictions; and

(2)   Prior to the exchange of any beneficial interest in a Temporary Regulation S Global Note for a beneficial interest in a Permanent Regulation S Global Note, (x) the holder of the beneficial interest in the Temporary Regulation S Global Note must provide Euroclear or Clearstream, as the case may be, with a certificate substantially in the form set forth in Section 2.14 and (y) Euroclear or Clearstream, as the case may be, must provide to the Trustee (or the paying agent if other than the Trustee) a certificate substantially in the form set forth in Section 2.14.

After the expiration of the Restricted Period, interests in the Regulation S Note may be transferred in accordance with applicable law without requiring the certification set forth in Section 2.7 or any additional certification.

(d)   Restricted Notes Legend. Upon the transfer, exchange or replacement of Notes not bearing a Restricted Notes Legend, the Registrar shall deliver Notes that do not bear a Restricted Notes Legend. Upon the transfer, exchange or replacement of Notes bearing a Restricted Notes Legend, the Registrar shall deliver only

Notes that bear a Restricted Notes Legend unless an Initial Note is being transferred pursuant to an effective registration statement, Initial Notes are being exchanged for Notes that do not bear the Restricted Notes Legend in accordance with Section 2.6(d) or there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act. Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend.

(e) <u>Retention of Written Communications</u>. The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.1 or this Section 2.6. The Issuer shall have the right to inspect and make copies of all such letters, notices or other written communications, at the Issuer's expense, at any reasonable time upon the giving of reasonable prior written notice to the Registrar.

(f) <u>Obligations with Respect to Transfers and Exchanges of Notes</u>. To permit registrations of transfers and exchanges, the Issuer shall, subject to the other terms and conditions of this Article II, execute and the Trustee shall authenticate Definitive Notes and Global Notes at the Issuer's and the Registrar's written request.

No service charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require the Holder to pay a sum sufficient to cover any transfer tax assessments or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charges payable upon exchange or transfer pursuant to Sections 2.2, 2.6, 2.8, 2.10, 3.5, 5.5 or 9.4).

The Issuer (and the Registrar) shall not be required to register the transfer of or exchange of any Note (A) for a period beginning (1) fifteen (15) calendar days before the mailing (or electronic delivery) of a notice of an offer to repurchase or redeem Notes and ending at the close of business on the day of such mailing (or electronic delivery) or (2) fifteen (15) calendar days before an interest payment date and ending on such interest payment date or (B) called for redemption, except the unredeemed portion of any Note being redeemed in part.

Prior to the due presentation for registration of transfer of any Note, the Issuer, the Trustee, the Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the owner of such Note for the purpose of receiving payment of principal of, premium, if any, and (subject to paragraph 2 of the forms of Notes attached hereto as Exhibit A) interest on such Note and for all other purposes whatsoever, including without limitation the transfer or exchange of such Note, whether or not such Note is overdue, and none of the Issuer, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any Definitive Note delivered in exchange for an interest in a Global Note pursuant to Section 2.1(f) shall, except as otherwise provided by Section 2.6(d), bear the applicable legend regarding transfer restrictions applicable to the Definitive Note set forth in Section 2.1(d)(1).

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(g) <u>No Obligation of the Trustee</u>. The Issuer and the Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to the registered Holders (which shall be DTC or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through DTC subject to the applicable rules and procedures of DTC. The Trustee may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

Neither the Registrar nor the Trustee shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among DTC participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. Neither the Trustee nor any of its agents shall have any responsibility for any actions taken or not taken by DTC.

SECTION 2.7.   Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S.

[Date]

Ryan Specialty Group, LLC
Prudential Plaza
Suite 4600
180 North Stetson Avenue
Chicago, Illinois 60601
Attention: General Counsel & Chief Financial Officer
Facsimile: (312) 784-6002

with a copy to:

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Facsimile: (212) 834-6081

Kirkland & Ellis LLP
300 N. LaSalle
Chicago, IL 60654
Attention: Robert E. Goedert, P.C.
                    Craig J. Garvey
Facsimile: (312) 862-2200

U.S. Bank National Association, as Trustee and Notes Collateral Agent
US Bank Global Corporate Trust
333 Commerce Street, Suite 800
Nashville, Tennessee 37201
Attention: Wally Jones, CCTS, CCTP; Vice President
Telecopy: 615-251-0737

Re: Ryan Specialty Group, LLC (the "Issuer")

4.375% Senior Secured Notes due 2030 (the "Notes")

Ladies and Gentlemen:

In connection with our proposed sale of $400,000,000 aggregate principal amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

(a)   the offer of the Notes was not made to a person in the United States;

(b)   either (i) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (ii) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

> (c) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(a)(2) or Rule 904(a)(2) of Regulation S, as applicable; and

> (d) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

In addition, if the sale is made during a restricted period and the provisions of Rule 903(b)(2), Rule 903(b)(3) or Rule 904(b)(1) of Regulation S are applicable thereto, we confirm that such sale has been made in accordance with the applicable provisions of Rule 903(b)(2), Rule 903(b)(3) or Rule 904(b)(1), as the case may be.

We also hereby certify that we [are][are not] an Affiliate of the Issuer and, to our knowledge, the transferee of the Notes [is][is not] an Affiliate of the Issuer.

The Trustee and the Issuer are entitled to conclusively rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate and not otherwise defined herein have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: _____

Authorized Signature

SECTION 2.8.   Mutilated, Destroyed, Lost or Stolen Notes.

If a mutilated Note is surrendered to the Registrar or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the UCC are met, such that the Holder (a) satisfies the Issuer and the Trustee that such Note has been lost, destroyed or wrongfully taken within a reasonable time after such Holder has notice of such loss, destruction or wrongful taking and the Registrar has not registered a transfer prior to receiving such notification, (b) makes such request to the Issuer and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the UCC (a "protected purchaser"), (c) satisfies any other reasonable requirements of the Trustee and (d) provides an indemnity bond, as more fully described below; *provided*, however, if after the delivery of such replacement Note, a protected purchaser of the Note for which such replacement Note was issued presents for payment or registration such replaced Note, the Trustee and/or the Issuer shall be entitled to recover such replacement Note from the Person to whom it was issued and delivered or any Person taking therefrom, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Issuer or the Trustee in connection therewith. Such Holder shall furnish an indemnity bond sufficient in the judgment of the (i) Trustee to protect the Trustee and (ii) the Issuer to protect the Issuer, the Trustee, the Paying Agent and the Registrar, from any loss which any of them may suffer if a Note is replaced, and, in the absence of notice to the Issuer, any Guarantor or the Trustee that such Note has been acquired by a protected purchaser, the Issuer shall execute, and upon receipt of an Issuer Order, the Trustee shall authenticate and make available for delivery, in exchange for any such mutilated Note or in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section 2.8, the Issuer may require that such Holder pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of counsel and of the Trustee) in connection therewith.

Subject to the proviso in the initial paragraph of this Section 2.8, every new Note issued pursuant to this Section 2.8, in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, any Guarantor (if applicable) and any other obligor upon the Notes, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section 2.8 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.9.   Outstanding Notes.

Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those paid pursuant to Section 2.8 and those described in this Section 2.9 as not outstanding. A Note does not cease to be outstanding in the event the Issuer or an Affiliate of the Issuer holds the Note; *provided*, however, that (i) for purposes of determining which are outstanding for consent or voting purposes hereunder, the provisions of Section 13.4 shall apply and (ii) in determining whether the Trustee shall be protected in making a determination whether the Holders of the requisite principal amount of outstanding Notes are present at a meeting of Holders of Notes for quorum purposes or have consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment or modification hereunder, or relying upon any such quorum, consent or vote, only Notes which a Trust Officer of the Trustee actually knows to be held by the Issuer or an Affiliate of the Issuer shall not be considered outstanding.

If a Note is replaced pursuant to Section 2.8 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement pursuant to Section 2.8.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or maturity date, money sufficient to pay all principal, premium, if any, and accrued interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10.   Temporary Notes.

In the event that Definitive Notes are to be issued under the terms of this Indenture, until such Definitive Notes are ready for delivery, the Issuer may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form, and shall carry all rights, of Definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Definitive Notes. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes upon surrender of the temporary Notes at any office or agency maintained by the Issuer for that purpose and such exchange shall be without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Issuer shall execute, and the Trustee shall, upon receipt of an Issuer Order, authenticate and make available for delivery in exchange therefor, one or more Definitive Notes representing an equal principal amount of Notes. Until so exchanged, the Holder of temporary Notes shall in all respects be entitled to the same benefits under this Indenture as a Holder of Definitive Notes.

SECTION 2.11.   Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and dispose of such Notes in accordance with its internal policies and customary procedures (subject to the record retention requirements of the Exchange Act and the Trustee). If the Issuer or any Guarantor acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11. The Issuer may not issue new Notes to replace Notes it has paid or delivered to the Trustee for cancellation for any reason other than in connection with a transfer or exchange.

At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by DTC to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Notes Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Notes Custodian, to reflect such reduction.

SECTION 2.12.   Payment of Interest; Defaulted Interest.

Interest on any Note which is payable, and is punctually paid or duly provided for, on any interest payment date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the regular record date for such payment at the office or agency of the Issuer maintained for such purpose pursuant to Section 2.3.

Any interest on any Note which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days shall forthwith cease to be payable to the Holder on the regular record date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes (such defaulted interest and interest thereon herein collectively called "Defaulted Interest") shall be paid by the Issuer, at its election, as provided in Section 2.12(a) or Section 2.12(b) below:

(a)   The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective predecessor Notes) are registered at the close of business on a Special Record Date (as defined below) for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date (not less than 30 days after such notice) of the proposed payment (the "Special Interest Payment Date"), and at the same time the Issuer shall deposit with the Trustee an amount of money, in immediately available funds, equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Section 2.12(a). Thereupon the Issuer shall fix a record date (the "Special Record Date") for the payment of such Defaulted Interest, which date shall be not more than twenty (20) calendar days and not less than fifteen (15) calendar days prior to the Special Interest Payment Date and not less than ten (10) calendar days after the receipt by the Trustee of the notice of the proposed payment. The Issuer shall promptly notify the Trustee in writing of such Special Record Date, and in the name and at the expense of the Issuer, the Trustee shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 13.1, not less than ten (10) calendar days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the provisions in Section 2.12(b).

(b)   The Issuer may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after written notice given by the Issuer to the Trustee of the proposed payment pursuant to this Section 2.12(b), such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 2.12, each Note delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 2.13.   CUSIP and ISIN Numbers.

The Issuer in issuing the Notes may use "CUSIP" and "ISIN" numbers and, if so, the Trustee shall use "CUSIP" and "ISIN" numbers in notices of redemption or purchase as a convenience to Holders; *provided*, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption or purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or purchase shall not be affected by any defect in or omission of such CUSIP and ISIN numbers. The Issuer shall promptly notify the Trustee in writing of any change in the CUSIP and ISIN numbers.

SECTION 2.14.   Form of Certificate to be Delivered Upon Termination of Restricted Period.

[Date]

Ryan Specialty Group, LLC
Prudential Plaza
Suite 4600
180 North Stetson Avenue

Chicago, Illinois 60601
Attention: General Counsel & Chief Financial Officer
Facsimile: (312) 784-6002

with a copy to:

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Facsimile: (212) 834-6081

Kirkland & Ellis LLP
300 N. LaSalle
Chicago, IL 60654
Attention: Robert Goedert
             Craig J. Garvey
Facsimile: (312) 862-2200

U.S. Bank National Association, as Trustee and Notes Collateral Agent
US Bank Global Corporate Trust
333 Commerce Street, Suite 800
Nashville, Tennessee 37201
Attention: Wally Jones, CCTS, CCTP; Vice President
Telecopy: 615-251-0737

Re: Ryan Specialty Group, LLC (the "Company")

This letter relates to Notes represented by a temporary global Note (the "Temporary Regulation S Global Note"). Pursuant to Section 2.6 of the Indenture dated as of February 3, 2022 relating to the Notes (the "Indenture"), we hereby certify that the persons who are the beneficial owners of $400,000,000 principal amount of Notes represented by the Temporary Regulation S Global Note are persons outside the United States to whom beneficial interests in such Notes could be transferred in accordance with Rule 904 of Regulation S promulgated under the Securities Act of 1933, as amended. Accordingly, you are hereby requested to issue a Permanent Regulation S Global Note representing the undersigned's interest in the principal amount of Notes represented by the Temporary Regulation S Global Note, all in the manner provided by the Indenture. We certify that we [are][are not] an Affiliate of the Company.

The Trustee and the Company are entitled to conclusively rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this letter have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: _____
     Authorized Signature

ARTICLE III

COVENANTS

SECTION 3.1.   Payment of Notes.

The Issuer shall promptly pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if by 11:00 a.m. New York City time on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

The Issuer shall pay interest on overdue principal at the rate specified therefor in the Notes, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Notwithstanding anything to the contrary contained in this Indenture, the Issuer may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal or interest payments hereunder.

SECTION 3.2.   Limitation on Indebtedness.

(a)   The Company shall not, and shall not permit any of its Restricted Subsidiaries to, incur any Indebtedness (including Acquired Indebtedness); *provided*, however, that the Company and any of the Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), if on the date of such incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof) either (i) the Fixed Charge Coverage Ratio is greater than 2.00 to 1.00 or (ii) the Total Net Leverage Ratio would have been no greater than 6.75 to 1.00; *provided*, further, that Non-Guarantors may not incur Indebtedness under this Section 3.2(a) if, after giving pro forma effect to such incurrence (including a pro forma application of the net proceeds therefrom), together with the aggregate amount of any Indebtedness of Non-Guarantors incurred and outstanding under Section 3.2(b)(5) and Section 3.2(b)(11), more than an aggregate of the greater of (a) $120.0 million and (b) 25.0% of LTM EBITDA of Indebtedness of Non-Guarantors would be outstanding pursuant to this Section 3.2(a) at such time.

(b)   Section 3.2(a) will not prohibit the incurrence of the following Indebtedness (collectively, "Permitted Debt"):

(1)   Indebtedness incurred under any Credit Facility (including letters of credit, bank guarantee or bankers' acceptances issued or created under any Credit Facility), and Guarantees in respect of such Indebtedness, up to an aggregate principal amount at the time of incurrence not exceeding (a) the sum of (i) $2,250.0 million and (ii) the greater of $465.0 million and 100.0% of LTM EBITDA and (b) an additional amount, after all amounts have been incurred under clause (1)(a), such that after giving pro forma effect to the incurrence of such additional amount and the application of the proceeds therefrom, (i) if such Indebtedness would be secured by a Lien *pari passu* in priority with the Lien securing the Notes, the Total First Lien Net Leverage Ratio does not exceed 5.00 to 1.00 (with any amounts incurred under this clause (b)(i) deemed to be First Lien Obligations for this purpose), or (ii) if such Indebtedness would be unsecured or secured with a Lien junior in priority to the Lien securing the Notes, (x) the Total Net Leverage Ratio would be no greater than 6.75 to 1.00 or (y) the Fixed Charge Coverage Ratio for the most recent four consecutive fiscal quarters ending prior to such incurrence is greater than or equal to 2.00 to 1.00, and, in each case, any Refinancing Indebtedness in respect thereof;

(2)   Guarantees by the Company or any Restricted Subsidiary of Indebtedness or other obligations of the Company or any Restricted Subsidiary so long as the incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Indenture;

(3)   Indebtedness or Disqualified Stock of the Company to any Restricted Subsidiary or Indebtedness or Disqualified Stock of any Restricted Subsidiary to the Company or any other Restricted Subsidiary; *provided*, however, that (a) any subsequent issuance or transfer of Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or (b) any sale or other subsequent transfer of any such Indebtedness or Disqualified Stock to a

Person other than the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness or Disqualified Stock by the Company or such Restricted Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Guarantee thereof, (b) any Indebtedness (other than Indebtedness incurred pursuant to Section 3.2(b)(1), Section 3.2(b)(3), or Section 3.2(b)(4)(a)) outstanding on the Issue Date and any Guarantees thereof and (c) Refinancing Indebtedness (including, with respect to the Notes and any Guarantee thereof) incurred in respect of any Indebtedness described in this Section 3.2(b)(4) or in Section 3.2(b)(2), Section 3.2(b)(5) or Section 3.2(b)(10) or incurred pursuant to Section 3.2(a);

(5) Indebtedness of (x) the Company or any Restricted Subsidiary incurred or issued to finance or assumed in connection with an acquisition or Investment and pay fees, costs and expenses in connection therewith or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into, amalgamated or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of this Indenture (including designating an Unrestricted Subsidiary as a Restricted Subsidiary); *provided* that (i) such Indebtedness is in an aggregate amount not to exceed the greater of $140.0 million and 30.0% LTM EBITDA at the time of incurrence, plus (ii) unlimited additional indebtedness after giving pro forma effect to such acquisition, merger, amalgamation or consolidation, either:

(a) if such Indebtedness would be secured by a Lien *pari passu* in priority with the Lien securing the Notes, (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness under Section 3.2(b)(1)(b)(i) or (ii) the Total First Lien Net Leverage Ratio would not be higher than it was immediately prior to such acquisition, merger, amalgamation or consolidation; or (with any amounts incurred under this Section 3.2(b)(1)(a) deemed to be Secured Indebtedness for this purpose);

(b) if such Indebtedness would be unsecured or secured with a Lien junior in priority to the Lien securing the Notes, (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness under either Section 3.2(b)(1)(b)(ii)(x) or Section 3.2(b)(1)(b)(ii)(y) or (ii) the Fixed Charge Coverage Ratio would not be lower or the Total Net Leverage Ratio would not be higher, in each case, than it was immediately prior to such acquisition, merger, amalgamation or consolidation; or

(c) such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary); *provided* that, in the case of Section 3.2(b)(1)(c), the only obligors with respect to such Indebtedness shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger, amalgamation or consolidation;

provided, however, that on a pro forma basis, the Indebtedness of Non-Guarantors pursuant to this clause (5), together with the aggregate amount of any Indebtedness of Non-Guarantors incurred and outstanding pursuant to the second proviso of Section 3.2(a) and all outstanding amounts of Indebtedness incurred by Non-Guarantors under Section 3.2(b)(11) and any Refinancing Indebtedness of any of the foregoing, shall not exceed, at the time of such incurrence, the greater of (x) $120.0 million and (y) 25.0% of LTM EBITDA as of the applicable date of determination;

(6) Indebtedness in respect of Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7) Indebtedness incurred to finance or refinance all or any part of the acquisition, purchase, lease, construction, design, installation, repair, replacement or improvement of property (real or personal), plant or equipment or other fixed or capital assets used or useful in the business of the Company or the Restricted Subsidiaries, including by Capitalized Lease Obligations, mortgage financings or Purchase

Money Obligations or assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this Section 3.2(b)(7) and then outstanding, does not exceed the greater of (a) $120.0 million and (b) 25.0% of LTM EBITDA at the time of incurrence (for the avoidance of doubt, Unsecured Capitalized Leases shall be permitted in an unlimited amount pursuant to Section 3.2(b)(31) and any Refinancing Indebtedness in respect thereof; *provided* that Capitalized Lease Obligations incurred by the Company or any Restricted Subsidiary pursuant to this Section 3.2(b)(7) in connection with a Sale Leaseback Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale Leaseback Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding loans under any credit agreement, debt facility or other Indebtedness secured by a Lien on the assets subject to such Sale Leaseback Transaction;

(8) Indebtedness (a) in respect of any bankers' acceptance, letters of credit, bank guarantees, discounted bill of exchange or the discounting or factoring of receivables, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business, (b) constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker's acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit (x) in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims and (y) that are fully cash collateralized and (c) Settlement Indebtedness;

(9) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnout or similar obligations, in each case, incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of this Indenture;

(10) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this Section 3.2(b)(10) and then outstanding, will not exceed the net cash proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock or otherwise of the Company, in each case, to the extent such net cash proceeds are contributed to the equity (in each case, other than through the issuance of Disqualified Stock, Designated Preferred Stock or an Excluded Contribution) of the Company or any Restricted Subsidiary, in each case, subsequent to the Issue Date, and any Refinancing Indebtedness in respect thereof; *provided*, however, that (i) any such net cash proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Company and its Restricted Subsidiaries incur Indebtedness in reliance thereon and (ii) any net cash proceeds that are so received or contributed shall be excluded for purposes of incurring Indebtedness pursuant to this Section 3.2(b)(10) to the extent such net cash proceeds or cash have been applied to make Restricted Payments;

(11) Indebtedness of Non-Guarantors, together with the aggregate amount of any Indebtedness of Non-Guarantors incurred and outstanding pursuant to this Section 3.2(b)(11), to Section 3.2(a)(ii) and to Section 3.2(b)(5), in an aggregate amount not to exceed the greater of (a) $120.0 million and (b) 25.0% of LTM EBITDA at the time of incurrence, and any Refinancing Indebtedness in respect thereof;

(12) (a) Indebtedness issued by the Company or any of its Restricted Subsidiaries to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any Parent Entity, in each case to finance the purchase or redemption of Capital Stock of the Company or any Parent Entity that is permitted by Section 3.3 and (b) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice or in connection with any Investment or any acquisition (by merger, consolidation, amalgamation or otherwise);

(13)   Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements;

(14)   Indebtedness, Disqualified Stock and Preferred Stock in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this Section 3.2(b)(14) and then outstanding, will not exceed the greater of (i) $140.0 million and (ii) 30.0% of LTM EBITDA and any Refinancing Indebtedness in respect thereof;

(15)   Indebtedness by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Company or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(16)   obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds or other similar bonds and completion guarantees provided by the Company or any Restricted Subsidiaries;

(17)   customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business or consistent with past practice;

(18)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy or discharge the Notes or exercise the Company's legal defeasance or covenant defeasance, in each case, in accordance with this Indenture, or to defease or to satisfy and discharge any Indebtedness permitted to be incurred hereunder (and any exchange notes or Refinancing Indebtedness in respect thereof);

(19)   Indebtedness of the Company or any of its Restricted Subsidiaries arising pursuant to Sale Leaseback Transactions;

(20)   Indebtedness incurred by joint ventures of the Company or any of the Restricted Subsidiaries and Non-Guarantors, in an outstanding aggregate principal amount that does not exceed, at the time such Indebtedness is incurred, taken together with all other Indebtedness incurred pursuant to this Section 3.2(b)(20), the greater of $140.0 million and 30.0% of LTM EBITDA determined on a pro forma basis; and any Refinancing Indebtedness in respect thereof;

(21)   [reserved];

(22)   any obligation, or guaranty of any obligation, of the Company or any Restricted Subsidiary (i) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees that, in each case, are non-Affiliates or (ii) otherwise constituting Investments permitted under this Indenture;

(23)   obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of the Company or any Subsidiary of the Company to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(24)   [reserved];

(25)   Indebtedness arising from Cash Management Obligations or the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, *provided* that, in the case of this Section 3.2(b)(25)(ii), such Indebtedness is extinguished within thirty (30) business days of its incurrence;

(26)   Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Company and the Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and the Restricted Subsidiaries;

(27)   to the extent constituting Indebtedness, advances in respect of transfer pricing or shared services agreements that are permitted by clause (20) of the definition of "Permitted Investments;"

(28)   any Indebtedness incurred in respect of the Tax Receivable Agreement;

(29)   [reserved];

(30)   [reserved];

(31)   Unsecured Capitalized Leases;

(32)   [reserved]; and

(33)   Indebtedness of the Company or any of its Restricted Subsidiaries arising pursuant to any Permitted Intercompany Activities and Permitted Tax Restructuring and related transactions.

(c)   For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this Section 3.2:

(1)   in the event that all or any portion of any item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 3.2(a) and (b), the Company, in its sole discretion, will divide and/or classify, and may from time to time redivide and/or reclassify, such item of Indebtedness (or any portion thereof) and only be required to include the amount and type of such Indebtedness in Section 3.2(a) or one of the clauses of Section 3.2(b);

(2)   additionally, all or any portion of any item of Indebtedness may later be reclassified as having been incurred pursuant to any type of Indebtedness described in Section 3.2(a) and (b) so long as such Indebtedness is permitted to be incurred pursuant to such provisions and any related Liens are permitted to be incurred at the time of reclassification (it being understood that any Indebtedness incurred pursuant to one of the clauses of Section 3.2(b) shall cease to be deemed incurred or outstanding for purposes of such clause but shall be deemed incurred for the purposes of Section 3.2(a) from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under Section 3.2(a) without reliance on such clause);

(3)   all Indebtedness outstanding on the Issue Date under the Credit Agreement shall be deemed incurred on the Issue Date under Section 3.2(b)(1)(a)(i);

(4)   in the case of any Refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing;

(5)   Guarantees of, or obligations in respect of letters of credit, bankers' acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(6)   if obligations in respect of letters of credit, bankers' acceptances or other similar instruments are incurred pursuant to any Credit Facility and are being treated as incurred pursuant to any

clause of Section 3.2(b) or Section 3.2(a) and the letters of credit, bankers' acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(7)   the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8)   Indebtedness permitted by this Section 3.2 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 3.2 permitting such Indebtedness;

(9)   for all purposes under this Indenture, including for purposes of calculating the Fixed Charge Coverage Ratio, the Total First Lien Net Leverage Ratio or the Total Net Leverage Ratio, as applicable, in connection with the incurrence, issuance or assumption of any Indebtedness pursuant to Section 3.2(a) or Section 3.2(b) or the incurrence or creation of any Lien pursuant to the definition of "Permitted Liens," the Company may elect, at its option, to treat all or any portion of the committed amount of any Indebtedness (and the issuance and creation of letters of credit and bankers' acceptances thereunder) which is to be incurred (or any commitment in respect thereof) or secured by such Lien, as the case may be (any such committed amount elected until revoked as described below, the "Reserved Indebtedness Amount"), as being incurred as of such election date, and, if such Fixed Charge Coverage Ratio, the Total First Lien Net Leverage Ratio, the Total Net Leverage Ratio or other provision of this Indenture, as applicable, is complied with (or satisfied) with respect thereto on such election date, any subsequent borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers' acceptances thereunder) will be deemed to be permitted under this Section 3.2 or the definition of "Permitted Liens," as applicable, whether or not the Fixed Charge Coverage Ratio, the Total First Lien Net Leverage Ratio, the Total Net Leverage Ratio or other provision of this Indenture, as applicable, at the actual time of any subsequent borrowing or reborrowing (or issuance or creation of letters of credit or bankers' acceptances thereunder) is complied with (or satisfied) for all purposes (including as to the absence of any continuing Default or Event of Default); *provided* that for purposes of subsequent calculations of the Fixed Charge Coverage Ratio, the Total Net Leverage Ratio or other provision of this Indenture, as applicable, the Reserved Indebtedness Amount shall be deemed to be outstanding, whether or not such amount is actually outstanding, for so long as such commitments are outstanding or until the Company revokes an election of a Reserved Indebtedness Amount;

(10)   when calculating the availability under any basket or ratio under this Indenture or compliance with any provision of this Indenture in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions), in each case, at the option of the Company (the Company's election to exercise such option, an "LCT Election"), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Indenture shall be deemed to be the date (the "LCT Test Date") the definitive agreement for such Limited Condition Transaction is entered into (or in the case of a Limited Condition Transaction that involves some other manner of establishing a binding obligation under local law, such other binding obligations to consummate) (or, if applicable, the date of delivery of an irrevocable notice of such Limited Condition Transaction), or (b) solely in connection with an acquisition to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a "Rule 2.7 announcement" of a firm intention to make an offer (or equivalent announcement in another jurisdiction) (an "LCT Public Offer") in respect of a target of a Limited Condition Transaction and, in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions) and

any related pro forma adjustments, the Company or any of its Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued, assumed or incurred at the LCT Test Date or at any time thereafter); *provided*, that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Company may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be the applicable LCT Test Date for purposes of such ratios, tests or baskets, (b) except as contemplated in the foregoing Section 3.2(c)(10)(a), compliance with such ratios, test or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transaction related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions) and (c) Consolidated Interest Expense for purposes of the Fixed Charge Coverage Ratio shall be calculated using an assumed interest rate as reasonably determined by the Company.

For the avoidance of doubt, if the Company has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in LTM EBITDA or Total Assets of the Company or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios shall not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of an Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes (or, if applicable, the irrevocable notice is terminated, expires or passes or, as applicable, the offer in respect of an LCT Public Offer for, such acquisition is terminated), as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction;

(11)   notwithstanding anything in this Section 3.2 to the contrary, in the case of any Indebtedness incurred to refinance Indebtedness initially incurred in reliance on a clause of Section 3.2(b) measured by reference to a percentage of LTM EBITDA at the time of incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing;

(12)   the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(13)   notwithstanding anything to the contrary herein, in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance

on any ratio based exceptions, thresholds and baskets, such ratio(s) shall be calculated with respect to such incurrence, issuance or other transaction without giving effect to amounts being utilized under any other exceptions, thresholds or baskets (other than ratio based baskets) substantially concurrently therewith. Each item of Indebtedness that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant ratio based test.

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an incurrence of Indebtedness for purposes of this Section 3.2.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this Section 3.2, the Company shall be in default of this Section 3.2).

For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed or first incurred (whichever yields the lower Dollar-equivalent amount), in the case of revolving credit debt; *provided* that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing.

Notwithstanding any other provision of this Section 3.2, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may incur pursuant to this Section 3.2 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

SECTION 3.3.   Limitation on Restricted Payments.

(a)   The Company shall not, and shall not permit any of the Restricted Subsidiaries, directly or indirectly, to:

(1)   declare or pay any dividend or make any distribution on account of the Company's or any Restricted Subsidiary's Capital Stock, including any payment made in connection with any merger or consolidation involving the Company except:

(i) dividends, payments or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or to the Company and the Restricted Subsidiaries; and

(ii) dividends, payments or distributions payable to the Company or a Restricted Subsidiary or any other Person that owns Capital Stock in a non-wholly owned Restricted Subsidiary that is a Subsidiary of the Company (so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a non-wholly owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Capital Stock in such class or series of securities); or

(2)   purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Company or any Parent Entity held by Persons other than the Company or a Restricted Subsidiary;

(3)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness incurred pursuant to Section 3.2(b)(3) (any such purchase, repurchase, redemption, defeasance or otherwise acquisition or retirement for value, a "Restricted Debt Payment"); or

(4)   make any Restricted Investment;

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in Section 3.3(a)(1) through Section 3.3(a)(4) above are referred to herein as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(i) an Event of Default shall have occurred and be continuing (or would immediately thereafter result therefrom); or

(ii) the Company is not able to incur an additional $1.00 of Indebtedness pursuant to Section 3.2(a) immediately after giving effect, on a pro forma basis, to such Restricted Payment; or

(iii)   the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments made pursuant to Section 3.3(b)(1) (without duplication) and Section 3.3(b)(7), but excluding all other Restricted Payments permitted by Section 3.3(b)) would exceed the sum of (without duplication):

(A)   50% of Consolidated Net Income for the period (treated as one accounting period) from October 1, 2021 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements are available (which may be internal financial statements) (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit); *provided* that in no event shall amounts under this Section 3.3(a)(4)(iii)(A) be less than $0;

(B)   100% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock or as the result of a merger or consolidation with another Person subsequent to the Issue Date or otherwise contributed to the equity (in each case other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Company or a Restricted Subsidiary (including the aggregate principal amount of any Indebtedness of the Company or a Restricted Subsidiary contributed to the Company or a Restricted Subsidiary for cancellation) or that becomes part of the capital of the Company or a Restricted Subsidiary through consolidation or merger subsequent to the Issue Date (other than (x) net cash proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary, (y) cash or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on Section 3.3(b)(6), (z) Excluded Contributions;

(C)   100% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness, Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange; plus the principal amount of any Indebtedness or the liquidation preference or maximum fixed purchase price, as the case may be, of any Disqualified Stock of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than any Indebtedness or Disqualified Stock issued to the Company or any Restricted Subsidiary) that has been converted into or exchanged for Capital Stock in the Company or any direct or indirect parent of the Company (other than Disqualified Stock);

(D)   100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of, or other returns on Investment from, Restricted Investments or Permitted Investments made by the Company or the Restricted Subsidiaries and repurchases and redemptions of, or cash distributions or cash interest received in respect of, such Investments from the Company or the Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments or Permitted Investments by the Company or the Restricted Subsidiaries, in each case after the Issue Date; (ii) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary of the Company; (iii) any distribution or dividend from any Unrestricted Subsidiary of the Company; or (iv) to the extent constituting declined proceeds under the asset sale prepayment provisions of the Credit Agreement, the sale or other disposition (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a dividend, payment or distribution from an Unrestricted Subsidiary (other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 3.3(b)(17) and will increase the amount available under the applicable clause of the definition of "Permitted Investment" or Section 3.3(b)(17), as the case may be) or a dividend from a Person that is not a Restricted Subsidiary after the Issue Date;

(E)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith by the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted

Subsidiary so designated or merged, amalgamated or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 3.3(b)(17) and will increase the amount available under the applicable clause of the definition of "Permitted Investment" or Section 3.3(b)(17), as the case may be;

(F)   an amount equal to any returns in Cash Equivalents (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received by the Company or any Restricted Subsidiary;

(G)   the greater of $140.0 million and 30.0% of LTM EBITDA; and

(H) $210.0 million.

(b)   Section 3.3(a) will not prohibit any of the following (collectively, "Permitted Payments"):

(1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Indenture or the redemption, repurchase or retirement of Indebtedness;

(2)   any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Capital Stock, including any accrued and unpaid dividends thereon ("Treasury Capital Stock") or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the sale of, Capital Stock of the Company or any Parent Entity to the extent contributed to the Company (in each case, other than Disqualified Stock or Designated Preferred Stock) ("Refunding Capital Stock"), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the sale or issuance (other than through the issuance of Disqualified Stock or Designated Preferred Stock to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under Section 3.3(b)(13), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Capital Stock of a Parent Entity) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3)   (A) any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge, retirement or other acquisition of Subordinated Indebtedness made by exchange for, or out of the proceeds of the sale of, (x) Refinancing Indebtedness permitted to be incurred pursuant to Section 3.2 or (y) Capital Stock of any Parent Entity, (B) if immediately prior to the retirement of such Subordinated Indebtedness, the redemption was permitted hereunder, the payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, defease, retire or otherwise acquire any Capital Stock of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement; and (C) the payment of accrued dividends on the Treasury Capital Stock out of the proceeds of the sale (other than to the Company or a Restricted Subsidiary) (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(4)   any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge, retirement or other acquisition of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Preferred Stock of the Company

or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be incurred pursuant to Section 3.2;

(5) any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Subordinated Indebtedness of the Company or a Restricted Subsidiary:

(i) from net cash proceeds to the extent permitted under Section 3.5, but only if the Company shall have first complied with the terms described under Section 3.5 and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to prepaying, purchasing, repurchasing, redeeming, defeasing, discharging, retiring or otherwise acquiring such Subordinated Indebtedness; or

(ii) to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of (i) a Change of Control (or other similar event described therein as a "change of control") or (ii) an Asset Disposition (or other similar event described therein as an "asset disposition" or "asset sale"), but only if the Company shall have first complied with the terms described under Section 3.10 or Section 3.5, as applicable, and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness; or

(iii) consisting of (x) Acquired Indebtedness (other than Indebtedness incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (B) otherwise in connection with or contemplation of such acquisition) or (y) made by exchange for, or out of the proceeds of the sale of new Indebtedness of the Company or a Restricted Subsidiary that is incurred in accordance with Section 3.2;

(6) a Restricted Payment to pay for the prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Capital Stock (other than Disqualified Stock) of the Company, any Parent Entity or any Restricted Subsidiary (or to pay any tax liabilities arising from such actions) held by any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their estates or the beneficiaries of such estates upon the death, disability, retirement or termination of employment (or directorship or consulting arrangement) of the Company, any of its Subsidiaries or any Parent Entity pursuant to any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement (including, for the avoidance of doubt, any principal and interest payable on any Indebtedness issued by the Company or any Parent Entity in connection with such prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition), including any Capital Stock rolled over, accelerated or paid out by or to any employee, director, officer, manager, contractor, consultant or advisor (or their estates or the beneficiaries of such estates upon the death, disability, retirement or termination of employment (or directorship or consulting arrangement)) of the Company, any of its Subsidiaries or any Parent Entity in connection with any transaction; *provided*, however, that the aggregate Restricted Payments made under this clause do not exceed the greater of $70.0 million and 15.0% of LTM EBITDA in any fiscal year (with unused amounts in any fiscal year being carried over to the next succeeding fiscal year and with the amounts in the next succeeding fiscal year being carried back to the preceding calendar year to the extent of a reduction in the next succeeding fiscal year's availability by the aggregate amounts being carried back); *provided*, further, that such amount in any fiscal year may be increased by an amount not to exceed:

(i) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the capital of the Company, the cash proceeds from the sale of Capital Stock of any Parent Entity, in each case, to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Parent Entity, the Company or any Restricted Subsidiary that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 3.3(b)(5)(iii); *plu*s

(ii) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries (or any Parent Entity to the extent contributed to the Company) after the Issue Date; *plus*

(iii)   the amount of any cash bonuses or other compensation otherwise payable to any future, present or former director, employee, consultant or distributor of the Company, a Parent Entity or the Restricted Subsidiaries that are foregone in return for the receipt of Capital Stock of the Company or a Parent Entity or any Restricted Subsidiary; *plus*

(iv)payments made in respect of withholding or other similar Taxes payable upon repurchase, retirement or other acquisition or retirement of Capital Stock of the Company or the Restricted Subsidiaries or otherwise pursuant to any employee or director equity plan, employee or director stock option or profits interest plan or any other employee or director benefit plan or any agreement;

provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by Section 3.3(b)(6)(i) through Section 3.3(b)(6)(iv) in any calendar year; *provided*, further, that (i) cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates, Immediate Family Members or permitted transferees thereof) of the Company or Restricted Subsidiaries or any Parent Entity in connection with a repurchase of Capital Stock of the Company or any Parent Entity and (ii) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or similar instruments if such Capital Stock represents all or a portion of the exercise price thereof and payments, in lieu of the issuance of fractional shares of such Capital Stock or withholding to pay other Taxes payable in connection therewith, in the case of each of clauses (i) and (ii) of this paragraph, will not be deemed to constitute a Restricted Payment for purposes of this Section 3.3 or any other provision of this Indenture;

(7)   the declaration and payment of dividends on Disqualified Stock of the Company or any of its Restricted Subsidiaries or Preferred Stock of a Restricted Subsidiary, issued in accordance with Section 3.2;

(8)   [reserved];

(9)   dividends, loans, advances or distributions to any Parent Entity or other payments by the Company or any Restricted Subsidiary in amounts equal to (without duplication):

(i) the amounts required for any Parent Entity to pay any (i) fees and expenses required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, employees, directors or consultants of the Company or any Parent Entity of the Company, if applicable, and general corporate operating and overhead expenses (including legal, accounting and other professional fees and expenses) of any Parent Entity of the Company, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company, if applicable, and its Subsidiaries or (ii) Related Taxes;

(ii) so long as no Event of Default has occurred and is continuing, amounts required for any Parent Entity of the Company to pay interest and/or principal on indebtedness the proceeds of which have been contributed to the Company or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered indebtedness of, the Company or any of the Restricted Subsidiaries incurred in accordance with Section 3.2; and

(iii)   pay fees and expenses incurred by any Parent Entity, other than to Affiliates of the Company, related to any investment, acquisition, disposition, sale, merger or equity or debt offering or similar transaction of such Parent Entity, whether or not successful; and

(iv)payments to Onex (a) for any consulting, financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, in each case to the extent permitted hereunder or (b) expense reimbursement and indemnities related to Section 3.3(b)(9)(iv)(a), in the case of this Section 3.3(b)(9)(iv) in an aggregate amount per fiscal year not to exceed $5.0 million;

(10)   the declaration and payment of dividends on the common stock or common equity interests of the Company or any Parent Entity (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity's Capital Stock) in an amount in any fiscal year not to exceed an aggregate amount not to exceed 6.0% of Market Capitalization;

(11)   payments by the Company, or loans, advances, dividends or distributions to any Parent Entity to make payments, to holders of Capital Stock of the Company or any Parent Entity in lieu of the issuance of fractional shares of such Capital Stock;

(12)   Restricted Payments that are made (a) in an amount not to exceed the amount of Excluded Contributions or (b) in an amount equal to the amount of net cash proceeds from an asset sale or disposition in respect of property or assets acquired, if the acquisition of such property or assets was financed with Excluded Contributions;

(13)   (i) the declaration and payment of dividends on Designated Preferred Stock of the Company or any of its Restricted Subsidiaries issued after the Issue Date;

(ii) the declaration and payment of dividends to a Parent Entity in an amount sufficient to allow the Parent Entity to pay dividends to holders of its Designated Preferred Stock issued after the Issue Date; and

(iii) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to Section 3.3(b)(2);

provided, however, that the amount of dividends paid to a Person pursuant to this Section 3.3(b)(13) shall not exceed the cash proceeds received by the Company or the aggregate amount contributed in cash to the equity of the Company (other than through the issuance of Disqualified Stock or an Excluded Contribution of the Company), from the issuance or sale of such Designated Preferred Stock; *provided*, further, that for the most recently ended four fiscal quarters for which consolidated financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or declaration of such dividends on such Refunding Capital Stock, after giving effect to such payment on a pro forma basis, the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries would have been at least 2.00 to 1.00;

(14)   Investments or other Restricted Payments in an aggregate amount not to exceed an amount equal to the sum of "Retained Declined Proceeds" as determined under the Credit Agreement as in effect on the Issue Date to the extent not otherwise applied;

(15)   distributions, purchases or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets or Receivables Assets and purchases of Securitization Assets or Receivables Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Receivables Financing;

(16)   the distribution as a dividend or otherwise, of shares of Capital Stock of, or other securities of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(17)   Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed the greater of $140.0 million and 30.0% of LTM EBITDA at such time;

(18)   mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment;

(19)   so long as no Event of Default has occurred and is continuing (or would result therefrom), the redemption, defeasance, repurchase, exchange or other acquisition or retirement of, or payments or distributions with respect to, Subordinated Indebtedness of the Company or any Guarantor in an aggregate amount outstanding at the time made, taken together with all other redemptions, defeasances, repurchases, exchanges or other acquisitions or retirements of Subordinated Indebtedness made pursuant to this Section 3.3(b)(19), not to exceed the greater of $140.0 million and 30.0% of LTM EBITDA at such time or the redemption, defeasance, repurchase, exchange or other acquisition or retirement of, or payments or distributions with respect to, Subordinated Indebtedness of the Company or any Guarantor, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Total Net Leverage Ratio shall be no greater than 5.0 to 1.00;

(20)   payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of dissenters' or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a merger, amalgamation, consolidation or transfer of assets that complies with Section 4.1;

(21)   Restricted Payments to a Parent Entity to finance Investments that would otherwise be permitted to be made pursuant to this Section 3.3 if made by the Company; *provided* that (a) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (b) such Parent Entity shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the capital of the Company or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Company or one of its Restricted Subsidiaries (to the extent not prohibited by Section 4.1) to consummate such Investment, (c) such Parent Entity and its Affiliates (other than the Company or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Company or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Indenture, (d) any property received by the Company shall not increase amounts available for Restricted Payments pursuant to of Section 3.3(a)(4)(iii)(C), except to the extent the fair market value at the time of such receipt of such property exceeds the Restricted Payment made pursuant to this clause and (e) such Investment shall be deemed to be made by the Company or such Restricted Subsidiary pursuant to another provision of this Section 3.3 (other than pursuant to Section 3.3(b)(12) hereof) or pursuant to the definition of "Permitted Investment" (other than pursuant to Section 3.3(b)(12) thereof);

(22)   any Restricted Payment made in connection with this offering of the Notes (and any payment of fees and expenses related thereto);

(23)   any Restricted Payment constituting any part of a Permitted Reorganization (and to pay any costs or expenses related thereto) and any Restricted Payment to pay costs or expenses related to an Equity Offering or debt offering (whether or not such offering is consummated);

(24)   payments by the Company to a Parent Entity and by a Parent Entity to another Parent Entity so long as such payment is promptly thereafter contributed to the Company or another Guarantor; *provided* that, for the avoidance of doubt, a payment shall only be permitted pursuant to this Section 3.3(b)(24) to the extent such subsequent contribution does not increase availability or capacity to make Restricted Payments under any provision of this Section 3.3;

(25)   payments in connection with forgiveness or cancellation of any Indebtedness owed to any Parent Entity or any Restricted Subsidiary (and not involving a cash advance made by any Parent Entity or any Restricted Subsidiary) issued for repurchases of any equity interests of a Parent Entity or the Company;

(26)   payments to pay cash in lieu of fractional equity interests in connection with any dividend, split or combination thereof or any Permitted Investment or other transaction otherwise permitted under this Indenture, and honor any conversion request by a holder of convertible Indebtedness (to the extent such conversion request is paid solely in shares of equity interests (other than Disqualified Stock) of any Parent Entity and make cash payments in lieu of fractional shares in connection with any such conversion and may make payments on convertible Indebtedness in accordance with its terms;

(27)   payments consisting of repurchases of Capital Stock in an amount not to exceed $200.0 million in the aggregate while the Notes are outstanding;

(28)   payment of regularly scheduled interest and principal payments (and fees, indemnities and expenses payable) as, and when due in respect of any Subordinated Indebtedness to the extent not prohibited by any subordination or intercreditor provisions in respect thereof;

(29)   any Restricted Payments made by the Company or any Restricted Subsidiary; *provided* that, immediately after giving pro forma effect thereto, no Event of Default has occurred or is continuing and the Total Net Leverage Ratio would be no greater than 4.25 to 1.00;

(30)   payments and distributions among the Company and its Restricted Subsidiaries in connection with transfer pricing or shared services agreements to the extent advances related thereto are permitted pursuant to clause (31) of the definition of "Permitted Investments;"

(31)   (x) for any taxable period with respect to which the Company is treated as a partnership for U.S. federal income tax purposes, distributions to the owners of the Company in an aggregate amount not to exceed the amount permitted to be distributed for such period pursuant to Section 4.01(b) of the Limited Liability Company Agreement (as in effect on the date hereof) ("Tax Distributions") and (y) any Restricted Payments made in order to permit Ryan Specialty to meet its obligations under the Tax Receivable Agreement (as in effect on the date hereof);

(32)   any Restricted Payment made in connection with Permitted Intercompany Activities, Permitted Tax Restructuring or related transactions;

(33)   repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants, restricted stock units or similar instruments if such Capital Stock represents a portion of the exercise price of such options, warrants, restricted stock units or similar instruments and in connection with the withholding of a portion of the Capital Stock granted or awarded to a director or an employee to pay for the Taxes payable by such director or employee upon such exercise, grant or award; and

(34)   Restricted Debt Payments to permit the Company or any Parent Entity to make cash payments on its Indebtedness at such times and in such amounts as are necessary so that such Indebtedness

will not be treated as an "applicable high yield discount obligation" within the meaning of Section 163(i)(1) of the Code.

For purposes of determining compliance with this Section 3.3, in the event that a Restricted Payment or Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Payments described in the clauses above, or is permitted pursuant to Section 3.3(a) and/or one or more of the clauses contained in the definition of "Permitted Investment," the Company will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or Investment (or portion thereof) in any manner that complies with this Section 3.3, including as an Investment pursuant to one or more of the clauses contained in the definition of "Permitted Investment."

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Company acting in good faith.

In connection with any commitment, definitive agreement or similar event relating to an Investment, the Company or applicable Restricted Subsidiary may designate such Investment as having occurred on the date of the commitment, definitive agreement or similar event relating thereto (such date, the "Election Date") if, after giving pro forma effect to such Investment and all related transactions in connection therewith and any related pro forma adjustments, the Company or any of its Restricted Subsidiaries would have been permitted to make such Investment on the relevant Election Date in compliance with this Indenture, and any related subsequent actual making of such Investment will be deemed for all purposes under this Indenture to have been made on such Election Date, including for purposes of calculating any ratio, compliance with any test, usage of any baskets hereunder (if applicable) and Consolidated EBITDA and for purposes of determining whether there exists any Default or Event of Default (and all such calculations on and after the Election Date until the termination, expiration, passing, rescission, retraction or rescindment of such commitment, definitive agreement or similar event shall be made on a pro forma basis giving effect thereto and all related transactions in connection therewith).

Unrestricted Subsidiaries may use value transferred from the Company and its Restricted Subsidiaries in a Permitted Investment to purchase or otherwise acquire Indebtedness or Capital Stock of the Company, any Parent Entity or any of the Company's Restricted Subsidiaries, and to transfer value to the holders of the Capital Stock of the Company or any Restricted Subsidiary or any Parent Entity and to Affiliates thereof, and such purchase, acquisition, or transfer will not be deemed to be a "direct or indirect" action by the Company or its Restricted Subsidiaries.

If the Company or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the provisions of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income or Consolidated EBITDA of the Company for any period.

For the avoidance of doubt, this Section 3.3 shall not restrict the making of, or dividends or other distributions in amounts sufficient to make, any AHYDO Payment with respect to any Indebtedness of any Parent Entity, the Company or any of its Restricted Subsidiaries permitted to be incurred under this Indenture.

SECTION 3.4.   Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a)   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) (x) pay dividends or make any other distributions in cash or otherwise on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or (y) pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(2) make any loans or advances to the Company or any Restricted Subsidiary; or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b) The provisions of Section 3.4(a) shall not prohibit:

(1) any encumbrance or restriction pursuant to (a) any Credit Facility or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date;

(2) any encumbrance or restriction pursuant to the Notes Documents;

(3) any encumbrance or restriction pursuant to applicable law, rule, regulation or order;

(4) any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; *provided* that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(5) any encumbrance or restriction: (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement; (b) contained in mortgages, pledges, charges or other security agreements permitted under this Indenture or securing Indebtedness of the Company or a Restricted Subsidiary permitted under this Indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; (c) contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business or consistent with past practice; *provided* that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary; or (d) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(6)   any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(7)   any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of Capital Stock (including of all or substantially all of Capital Stock) or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8)   customary provisions in leases, licenses, equityholder agreements, joint venture agreements, organizational documents, contracts and other similar agreements and instruments (including leases and licenses of intellectual property) and equityholders agreement, joint venture agreements, asset sale agreements, stock sale agreements, organizational or constitutive documents or other similar agreements relating to any joint venture or non-wholly owned Restricted Subsidiary and other similar agreements applicable to joint ventures and non-wholly owned Restricted Subsidiaries and applicable solely to such joint venture or non-wholly owned subsidiary and the Capital Stock issued thereby;

(9)   any encumbrance or restriction arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(10)   any encumbrance or restriction on cash or other deposits or net worth imposed by customers;

(11)   any encumbrance or restriction pursuant to Hedging Obligations;

(12)   other Indebtedness of Foreign Subsidiaries permitted to be incurred or issued subsequent to the Issue Date pursuant to the provisions of Section 3.2 that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(13)   any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; *provided* that such restrictions apply only to such Receivables Subsidiary;

(14)   any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be incurred subsequent to the Issue Date pursuant to the provisions of Section 3.2 if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders than (i) the encumbrances and restrictions contained in the Credit Agreement, together with the security documents associated therewith, or this Indenture as in effect on the Issue Date or (ii) in comparable financings (as determined in good faith by the Company) and where, in the case of Section 3.4(b)(14)(ii), either (a) the Company determines at the time of entry into such agreement or instrument that such encumbrances or restrictions will not adversely affect, in any material respect, the Company's ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default in respect of a payment relating to such agreement or instrument;

(15)   any encumbrance or restriction existing by reason of any lien permitted under Section 3.6;

(16)   any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in the clauses above or this clause (an "Initial Agreement") or contained in any amendment, supplement or other modification to an agreement referred to in the clauses above or this clause; *provided*, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are not materially more restrictive taken as a whole than the encumbrances

and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates;

(17)   encumbrances or restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(18)   any Permitted Investments;

(19)   restrictions that are, taken as a whole, in the good faith judgment of the Company, no more restrictive with respect to the Company or any Restricted Subsidiary than customary market terms for Indebtedness of such type (and, in any event, are no more restrictive than the restrictions contained in the Indenture), or that the Company shall have determined in good faith will not affect its obligation or ability to make any payments required under this Indenture;

(20)   contracts or agreements for the sale of assets, including customary restrictions (A) with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (B) restricting assignment of any agreement entered into in the ordinary course of business, (C) constituting restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business and (D) which apply by reason of any applicable law, rule, regulation or order or are required by any Governmental Authority having jurisdiction over the Company or any Restricted Subsidiary; or

(21)   any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in Section 3.4(b)(1) through Section 3.4(b)(20); *provided* that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive as a whole with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

SECTION 3.5.   Limitation on Sales of Assets and Subsidiary Stock

(a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)   immediately before and after giving effect to such Asset Disposition, no Event of Default has occurred and is continuing;

(3)   in any such Asset Disposition (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition, together with all other Asset Dispositions since the Issue Date (on a cumulative basis), (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents or Designated

Non-Cash Consideration (*provided* that all Designated Non-Cash Consideration at such time does not exceed the greater of (x) $120.0 million and (y) 25.0% of LTM EBITDA on a pro forma basis); and

(4)   within 450 days from the later of (A) the date of such Asset Disposition and (B) the receipt of the Net Available Cash from such Asset Disposition (as may be extended by an Acceptable Commitment as set forth below, the "Proceeds Application Period"), an amount equal to 100% of such Net Available Cash is applied, to the extent the Company or any Restricted Subsidiary, as the case may be, elects:

(i) (a) to the extent such Net Available Cash are from an Asset Disposition of Collateral, (x) to reduce, prepay, repay or purchase any First Lien Obligations (other than the Notes), including Indebtedness under the Credit Agreement (or any Refinancing Indebtedness in respect thereof); *provided* that the Company ratably repay the Notes, (y) to make an offer (in accordance with the procedures set forth below for a Collateral Asset Disposition Offer or Asset Disposition Offer), redeem Notes as described under Section 5.6, or purchase Notes through open market purchases or in privately negotiated transactions, or (z) to reduce, prepay, repay or purchase any Indebtedness of a Non-Guarantor (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary); *provided*, however, that in connection with any reduction, prepayment, repayment or purchase of Indebtedness pursuant to this Section 3.5(a)(4)(i), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (other than obligations in respect of any asset-based credit facility to the extent the assets sold or otherwise disposed of in connection with such Asset Disposition constituted "borrowing base assets") to be reduced in an amount equal to the principal amount so reduced, prepaid, repaid or purchased;

(b) to the extent such Net Available Cash is from an Asset Disposition that does not constitute Collateral, (w) to reduce, prepay, repay or purchase any Indebtedness secured by a Lien on such asset, (x) to reduce, prepay, repay or purchase Pari Passu Indebtedness; *provided* that the Company ratably repay the Notes, (y) to make an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to redeem Notes as described under Section 5.6, or purchase Notes through open-market purchases or in privately negotiated transactions, or (z) to reduce, prepay, repay or purchase any Indebtedness of a Non-Guarantor (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary); *provided*, however, that, in connection with any reduction, prepayment, repayment or purchase of Indebtedness pursuant to this Section 3.5(a)(4)(i), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (other than obligations in respect of any asset-based credit facility to the extent the assets sold or otherwise disposed of in connection with such Asset Disposition constituted "borrowing base assets") to be reduced in an amount equal to the principal amount so reduced, prepaid, repaid or purchased;

(ii) (a) to invest (including capital expenditures) in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary); or (b) to invest (including capital expenditures) in any one or more businesses (*provided* that any such business will be a Restricted Subsidiary), properties or assets that replace the businesses, properties and/or assets that are the subject of such Asset Disposition, with any such investment made by way of a capital or other lease valued at the present value of the minimum amount of payments under such lease (as reasonably determined by the Company); *provided,* that the assets (including Capital Stock) acquired with the Net Available Cash of a disposition of Collateral are pledged as Collateral to the extent required under the Security Documents; *provided*, however, that a binding agreement shall be treated as a permitted application of Net Available Cash from the date of such commitment with the good faith expectation that an amount equal to Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment"); *provided*, further, that if any Acceptable

Commitment is later canceled or terminated for any reason before such amount is applied in connection therewith, then such Net Available Cash shall constitute Collateral Excess Proceeds or Excess Proceeds, as the case may be; or

(iii)   any combination of the foregoing.

provided that (1) pending the final application of the amount of any such Net Available Cash pursuant to this Section 3.5, the Company or the applicable Restricted Subsidiaries may apply such Net Available Cash temporarily to reduce Indebtedness (including under the Credit Facilities) or otherwise apply such Net Available Cash in any manner not prohibited by this Indenture, and (2) the Company (or any Restricted Subsidiary, as the case may be) may elect to invest in Additional Assets prior to receiving the Net Available Cash attributable to any given Asset Disposition (*provided* that such investment shall be made no earlier than the earliest of delivery of written notice to the Trustee of the relevant Asset Disposition, execution of a definitive agreement for the relevant Asset Disposition, and consummation of the relevant Asset Disposition) and deem the amount so invested to be applied pursuant to and in accordance with Section 3.5(a)(4)(ii) above with respect to such Asset Disposition.

Subject to compliance with the Intercreditor Agreement, if, with respect to any Asset Disposition of Collateral, at the expiration of the Proceeds Application Period with respect to such Asset Disposition, there remains Net Available Cash in excess of the greater of $70.0 million and 15.0% of LTM EBITDA (such amount, "Collateral Excess Proceeds"), then subject to the limitations with respect to Foreign Dispositions set forth below, the Company shall make an offer (a "Collateral Asset Disposition Offer") no later than ten business days after the expiration of the Proceeds Application Period to all Holders of Notes and, if required by the terms of any First Lien Obligations or other Obligations secured by a Lien permitted under this Indenture on the Collateral disposed of (which Lien is not subordinate to the Lien of the Notes with respect to the Collateral), to all holders of such First Lien Obligations or other Obligations, to purchase the maximum principal amount of such Notes and First Lien Obligations or other Obligations, as appropriate, on a pro rata basis, that may be purchased out of such Collateral Excess Proceeds, if any, at an offer price, in the case of the Notes, in cash in an amount equal to 100% of the principal amount thereof (or in the event such other Indebtedness was issued with original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any (or such lesser price with respect to First Lien Obligations or other Obligations, if any, as may be provided by the terms of such other Indebtedness), to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Indenture and the agreement governing the First Lien Obligations or other Obligations, as applicable, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. Notices of a Collateral Asset Disposition Offer shall be sent by first class mail or sent electronically, at least 10 days but not more than 60 days before the purchase date to each Holder of the Notes at such Holder's registered address or otherwise in accordance with the applicable procedures of DTC. The Company may satisfy the foregoing obligation with respect to any Net Available Cash from an Asset Disposition by making an Asset Disposition Offer prior to the expiration of the Proceeds Application Period (the "Collateral Advance Offer") with respect to all or a part of the Net Available Cash (the "Collateral Advance Portion") in advance of being required to do so by this Indenture.

To the extent that the aggregate amount (or accreted value, as applicable) of Notes and, if applicable, any other First Lien Obligations or Obligations secured by a Lien permitted under this Indenture on the Collateral disposed of, as the case may be, validly tendered or otherwise surrendered in connection with a Collateral Asset Disposition Offer is less than the amount offered in a Collateral Asset Disposition Offer (or, in the case of a Collateral Advance Offer, the Collateral Advance Portion), the Company may use any remaining Collateral Excess Proceeds (or, in the case of an Collateral Advance Offer, the Collateral Advance Portion) (the "Declined Collateral Excess Proceeds") for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount (or accreted value, as applicable) of the Notes or, if applicable, First Lien Obligations or other Obligations, as the case may be, validly tendered pursuant to any Collateral Asset Disposition Offer exceeds the amount of Collateral Excess Proceeds (or, in the case of a Collateral Advance Offer, the Collateral Advance Portion), the Company shall allocate the Collateral Excess Proceeds among the Notes, First Lien Obligations and other Obligations to be purchased on a pro rata basis on the basis of the aggregate principal amount (or accreted value, as applicable) of tendered Notes,

First Lien Obligations and other Obligations; *provided* that no Notes, First Lien Obligations or other Obligations will be selected and purchased in an unauthorized denomination. Upon completion of any Collateral Asset Disposition Offer, the amount of Collateral Excess Proceeds shall be reset at zero.

If, with respect to any Asset Disposition that does not constitute Collateral, at the expiration of the Proceeds Application Period with respect to such Asset Disposition, there remains Net Available Cash in excess of the greater of $70.0 million and 15.0% of LTM EBITDA (such amount of Net Available Cash that are in excess of the greater of $70.0 million and 15.0% of LTM EBITDA, "Excess Proceeds"), then subject to the limitations with respect to Foreign Dispositions set forth below, the Company shall make an offer (an "Asset Disposition Offer") no later than ten business days after the expiration of the Proceeds Application Period to all Holders of Notes and, if required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, to purchase the maximum principal amount of such Notes and Pari Passu Indebtedness, as appropriate, on a pro rata basis, that may be purchased out of such Excess Proceeds, if any, at an offer price, in the case of the Notes, in cash in an amount equal to 100% of the principal amount thereof (or in the event such other Indebtedness was issued with original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any (or such lesser price with respect to Pari Passu Indebtedness, if any, as may be provided by the terms of such other Indebtedness), to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Indenture and the agreement governing the Pari Passu Indebtedness, as applicable, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. Notices of an Asset Disposition Offer shall be sent by first class mail or sent electronically, at least 10 days but not more than 60 days before the purchase date to each Holder of the Notes at such Holder's registered address or otherwise in accordance with the applicable procedures of DTC. The Company may satisfy the foregoing obligation with respect to any Net Available Cash from an Asset Disposition by making an Asset Disposition Offer prior to the expiration of the Proceeds Application Period (the "Advance Offer") with respect to all or a part of the Net Available Cash (the "Advance Portion") in advance of being required to do so by this Indenture.

(b)   If the aggregate principal amount (or accreted value, as applicable) of the Notes or, if applicable, Pari Passu Indebtedness validly tendered pursuant to any Asset Disposition Offer exceeds the amount of Excess Proceeds (or, in the case of an Advance Offer, the Advance Portion), the Company shall allocate the Excess Proceeds among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount (or accreted value, as applicable) of tendered Notes and Pari Passu Indebtedness; *provided* that no Notes or other Pari Passu Indebtedness will be selected and purchased in an unauthorized denomination. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than Dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in Dollars that is actually received by the Company upon converting such portion into Dollars.

(c)   Notwithstanding any other provisions of this Section 3.5:

(i) to the extent that any of or all the Net Available Cash of any Asset Disposition is received or deemed to be received by a Subsidiary (a "Foreign Disposition") is (x) prohibited or delayed by applicable local law, (y) restricted by applicable organizational documents or any agreement or (z) subject to other onerous organizational or administrative impediments, in each case, from being repatriated to the United States, the portion of such Net Available Cash so affected will not be required to be applied in compliance with this Section 3.5, and such amounts may be retained by the applicable Foreign Subsidiary so long, but only so long, as the applicable local law, documents or agreements will not permit repatriation to the United States (the Company hereby agreeing to use commercially reasonable efforts (as determined in the Company's reasonable business judgment) to otherwise cause the applicable Subsidiary to within one year following the date on which the respective payment would otherwise have been required, promptly take all actions reasonably required by the applicable local law, applicable organizational impediments or other impediment to permit such repatriation), and if within one year following the date on which the respective payment would otherwise have been required, such repatriation of any of such affected Net Available Cash is permitted under the applicable local law, applicable organizational impediment or other impediment, the amount of such repatriated Net Available Cash will be promptly (and in any event not later than ten (10) Business Days after such repatriation could be made) applied (net of additional Taxes payable or reserved against as a result thereof) (whether or not repatriation actually occurs) in compliance with this Section 3.5; and

(ii) to the extent that the Company has determined in good faith that repatriation of any or all of the Net Available Cash of any Foreign Disposition would have an adverse Tax consequence that is not de minimis (which for the avoidance of doubt, includes, but is not limited to, any prepayment out of such Net Available Cash whereby doing so the Company, any of its Subsidiaries, any Parent Entity or any of their respective affiliates and/or equity owners would incur a Tax liability, which includes but is not limited to a liability as a result of a Tax dividend, deemed dividend pursuant to Code Section 956 or a withholding Tax), the Net Available Cash so affected may be retained by the applicable Subsidiary. The non-application of any prepayment amounts as a consequence of the foregoing provisions will not, for the avoidance of doubt, constitute a Default or an Event of Default.

(d)   For the purposes of Section 3.5(a)(3), the following will be deemed to be cash:

(1)   any liabilities, contingent or otherwise, (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto or, if incurred, increased or decreased subsequent to the date of such balance sheet, such liabilities that would have been reflected in the Company's or such Restricted Subsidiary's balance sheet or in the notes thereto if such incurrence, increase or decrease had taken place on the date of such balance sheet, as reasonably determined in good faith by the Company) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes Obligations) that are assumed by the transferee (or a third party on behalf of the transferee) of any such assets or Capital Stock pursuant to an agreement that releases or indemnifies the Company or such Restricted Subsidiary (or a third party on behalf of the transferee), as the case may be, from further liability;

(2)   securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash and Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 180 days following the closing of such Asset Disposition;

(3)   Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)   consideration consisting of Indebtedness of the Company or any Guarantor received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary; and

(5)   any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 3.5 that is at that time outstanding, not to exceed the greater of $120.0 million and 25.0% of LTM EBITDA, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

(e)   To the extent that the provisions of any securities laws or regulations, including Rule 14e-1 under the Exchange Act, conflict with the provisions of this Indenture, the Company shall not be deemed to have breached its obligations described in this Indenture by virtue of compliance therewith.

(f)   The provisions of this Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of an Asset Disposition may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

SECTION 3.6.   Limitation on Liens.

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or permit to exist any Lien (each, an "Initial Lien") that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Company or any Guarantor, unless:

(1)   in the case of Initial Liens on any Collateral, such Initial Lien is a Permitted Lien, and

(2)   in the case of any Initial Lien on any asset or property that is not Collateral, (i) the Notes (or a Guarantee in the case of Initial Liens on assets or property of a Guarantor) are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures only Subordinated Indebtedness) the Obligations secured by such Initial Lien until such time as such Obligations are no longer secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien,

except that the foregoing shall not apply to Liens securing the Notes (other than any Additional Notes) and the Note Guarantees.

Any Lien created for the benefit of the Holders pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The "Increased Amount" of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

SECTION 3.7.   Limitation on Guarantees.

(a)   The Company shall not permit any of its wholly owned Domestic Subsidiaries that are Restricted Subsidiaries (and non-wholly owned Domestic Subsidiaries if such non-wholly owned Domestic Subsidiaries guarantee other capital markets debt securities of the Company in a principal amount in excess of $25.0 million), other than a Guarantor, a Captive Insurance Subsidiary, a Foreign Subsidiary or a Securitization Subsidiary, or an Excluded Subsidiary to Guarantee the payment of (i) any syndicated Credit Facility permitted under Section 3.2(b)(1) or (ii) capital markets debt securities of the Company or any other Guarantor in excess of the greater of $50.0 million and 10.0% of LTM EBITDA unless:

(1)   such Restricted Subsidiary within 90 days executes and delivers a supplemental indenture to this Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor's Guarantee of the Notes, and joinders to the Security Documents or new Security Documents,

together with any filings and agreements required by the Security Documents to create or perfect the security interests for the benefit of the Holders in the Collateral of such Subsidiary, including all actions (if any) required to be taken with respect to such Restricted Subsidiary in order to satisfy the Collateral Requirement; *provided*, however, that no opinion of counsel will be required under this Indenture in connection with the addition of a Guarantor under this Section 3.7(a); and

(2)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of Obligations under this Indenture;

provided that this Section 3.7(a) shall not be applicable (i) to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, or (ii) in the event that the Guarantee of the Company's obligations under the Notes or this Indenture by such Subsidiary would not be permitted under applicable law.

(b)   The Company may elect, in its sole discretion, to cause or allow, as the case may be, any Subsidiary or any of its Parent Entities that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary or Parent Entity shall not be required to comply with the 90-day period described in Section 3.7(a)(1) and such Guarantee may be released at any time in the Company's sole discretion so long as any Indebtedness of such Subsidiary then outstanding could have been incurred by such Subsidiary (either (x) when so incurred or (y) at the time of the release of such Guarantee) assuming such Subsidiary were not a Guarantor at such time.

(c)   If any Guarantor becomes an Excluded Subsidiary, the Company shall have the right, by delivery of a supplemental indenture executed by the Company to the Trustee, to cause such Excluded Subsidiary to automatically and unconditionally cease to be a Guarantor, subject to the requirement described in Section 3.7(a) that such Subsidiary shall be required to become a Guarantor if it ceases to be an Excluded Subsidiary (except that if such Subsidiary has been properly designated as an Unrestricted Subsidiary it shall not be so required to become a Guarantor or execute a supplemental indenture); *provided* that such Excluded Subsidiary shall not be permitted to Guarantee the Credit Agreement or other Indebtedness of the Company or the other Guarantors, unless it again becomes a Guarantor.

SECTION 3.8.   Limitation on Affiliate Transactions.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") involving aggregate value in excess of the greater of $50.0 million and 10.0% of LTM EBITDA unless the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm's length dealings with a Person who is not such an Affiliate.

(b)   The provisions of Section 3.8(a) shall not apply to:

(1)   any Restricted Payment (including any payments that are exceptions to the definition of Restricted Payments) permitted to be made pursuant to Section 3.3 (including Permitted Payments) or any Permitted Investment;

(2)   any issuance, transfer or sale of (a) Capital Stock other than Disqualified Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise to any Parent Entity, Permitted Holder or future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or

Immediate Family Members) of the Company, any of its Subsidiaries or any of its Parent Entities and (b) directors' qualifying shares and shares issued to foreign nationals as required under applicable law;

(3)   the payment of all reasonable out-of-pocket expenses incurred by Onex or any of its Affiliates in connection with the performance of management, consulting, monitoring, advisory or other services with respect to the Company and the Restricted Subsidiaries, plus any reasonable advisory fee paid in connection with an acquisition or other similar Investment or Disposition;

(4)   (a) any transaction between or among the Company and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries and (b) any merger, amalgamation or consolidation with any Parent Entity, *provided* that such Parent Entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger, amalgamation or consolidation is otherwise permitted under this Indenture;

(5)   the payment of compensation (including bonuses), fees, costs and expenses to, and indemnities (including under insurance policies) and reimbursements, employment and severance arrangements, and employee benefit and pension expenses provided on behalf of, or for the benefit of, future, current or former employees, directors, officers, managers, contractors, consultants, distributors or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Company, any Parent Entity or any Restricted Subsidiary (whether directly or indirectly and including through their Controlled Investment Affiliates or Immediate Family Members);

(6)   the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 3.8 or to the extent not disadvantageous in any material respect in the reasonable determination of the Company to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date;

(7)   any transaction effected as part of a Qualified Receivables Financing;

(8)   transactions with customers, vendors, clients, joint venture partners, suppliers, contractors, distributors or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice, which are fair to the Company or the its Restricted Subsidiaries, in the reasonable determination of the Company, or are on terms, taken as a whole, that are not materially less favorable as might reasonably have been obtained at such time from an unaffiliated party;

(9)   any transaction between or among the Company or any Restricted Subsidiary and any Person (including a joint venture or an Unrestricted Subsidiary) that is an Affiliate of the Company or an Associate or similar entity solely because the Company or a Restricted Subsidiary or any Affiliate of the Company or a Restricted Subsidiary or any Affiliate of any Permitted Holder owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(10)   any issuance, sale or transfer of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company, any Parent Entity or any of its Restricted Subsidiaries or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary, or awards or grants in cash, securities or otherwise including pursuant to or in connection with employment agreements, stock options and stock ownership plans or similar employee benefit plans;

(11)   [reserved];

(12)   (a) payment to any Permitted Holder or any of its Affiliates of all out of pocket expenses incurred by such Permitted Holder or its Affiliates in connection with management, monitoring, consultancy, transaction, advisory and other services provided to the Company and its Subsidiaries; or their appointees serving on the board of directors of the Company or any of its Subsidiaries and compensation to be paid (or accrued) to directors of the Company or any of its Subsidiaries and (b) customary indemnities owed to Permitted Holders or any of their Affiliates;

(13)   [reserved];

(14)   transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 3.8(a);

(15)   the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any equityholders, investor rights or similar agreement (including any registration rights agreement or purchase agreements related thereto) to which it is a party as of the Issue Date and any similar agreement that it (or any Parent Entity) may enter into thereafter; *provided* that the existence of, or the performance by the Company or any Restricted Subsidiary (or any Parent Entity) of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise, when taken as a whole, more disadvantageous to the Holders in any material respect in the reasonable determination of the Company than those in effect on the Issue Date;

(16)   any purchases by the Company's Affiliates of Indebtedness or Disqualified Stock of the Company or any of the Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company's Affiliates; *provided* that such purchases by the Company's Affiliates are on the same terms as such purchases by such Persons who are not the Company's Affiliates;

(17)   (i) investments by Affiliates in securities or loans of the Company or any of the Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Company or such Restricted Subsidiary generally to other non-affiliated third party investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or loans of the Company or any of the Restricted Subsidiaries contemplated in the foregoing subclause (i) of this Section 3.8(b)(17) or that were acquired from Persons other than the Company and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(18)   payments by any Parent Entity, the Company and its Restricted Subsidiaries pursuant to the Tax Receivable Agreement;

(19)   any employment agreements, option plans and other similar arrangements entered into by the Company or any of the Restricted Subsidiaries with future, current or former employees, contractors or consultants;

(20)   any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement between the Company or its Restricted Subsidiaries and any distributor, employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) approved by the Board of Directors of the Company or any direct or indirect parent of the Company or of a Restricted Subsidiary, as appropriate, in good faith;

(21)   transactions permitted by, and complying with Section 3.5 and Section 4.1(a)(3);

(22)   the existence and performance of agreements and transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 3.18 and pledges of Capital Stock of Unrestricted Subsidiaries;

(23)   [reserved];

(24)   licensing of trademarks, copyrights or other intellectual property to permit the commercial exploitation of intellectual property between or among the Company and its Restricted Subsidiaries;

(25)   payments to or from, and transactions with, any Subsidiary or any joint venture (including Ryan Re) in the ordinary course of business or consistent with past practice (including any cash management arrangements or activities related thereto);

(26)   the payment of fees, costs and expenses related to registration rights and indemnities provided to equityholders pursuant to equityholders, investor rights, registration rights or similar agreements;

(27)   any payments permitted by Section 3.3(b)(30) or, with respect to franchise or similar Taxes, by Section 3.3(b)(9)(i);

(28)   [reserved];

(29)   payments, loans or advances to employees or consultants or guarantees in respect thereof (or cancellation of loans, advances or guarantees) for bona fide business purposes in the ordinary course of business;

(30)   the payment of reasonable and customary fees and reimbursements paid to, and indemnity and similar arrangements provided on behalf of, former, current or future officers, directors, managers, employees or consultants of the Company or any Restricted Subsidiary or any Parent Entity;

(31)   Permitted Intercompany Activities, Permitted Tax Restructurings, Intercompany License Agreements and related transactions; and

(32)   any lease entered into between the Company or any Restricted Subsidiary, as lessee, and any Affiliate of the Company, as lessor and any operational services or other arrangement entered into between the Company or any Restricted Subsidiary and any Affiliate of the Company, in each case, which is approved by the reasonable determination of the Company.

In addition, if the Company or any of its Restricted Subsidiaries (i) purchases or otherwise acquires assets or properties from a Person which is not an Affiliate, the purchase or acquisition by an Affiliate of the Company of an interest in all or a portion of the assets or properties acquired shall not be deemed an Affiliate Transaction (or cause such purchase or acquisition by the Company or a Restricted Subsidiary to be deemed an Affiliate Transaction) or (ii) sells or otherwise disposes of assets or other properties to a Person who is not an Affiliate, the sale or other disposition by an Affiliate of the Company of an interest in all or a portion of the assets or properties sold shall not be deemed an Affiliate Transaction (or cause such sale or other disposition by the Company or a Restricted Subsidiary to be deemed an Affiliate Transaction).

SECTION 3.9.   [Reserved]

SECTION 3.10.   Change of Control.

(a)   If a Change of Control occurs, unless a third party makes a Change of Control Offer or the Company has previously or substantially concurrently therewith delivered a redemption notice with respect to all the outstanding Notes under Section 5.6, the Company will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer," and if effectuated, the "Change of Control Payment") at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase; *provided* that if the repurchase date is on or after the record date and on or before the corresponding interest payment date, then Holders in whose names the Notes are registered at the close of business on such record date will receive interest on the repurchase date. Within 30 days following any Change of Control, the Company will deliver or cause to be delivered a notice of such Change of Control Offer electronically in accordance with the applicable procedures of DTC or by first class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC, with the following information:

(1)   that a Change of Control Offer is being made pursuant to this Section 3.10 and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Company;

(2)   the purchase price and the purchase date, which will be no earlier than 10 days nor later than 60 days from the date such notice is delivered (the "Change of Control Payment Date");

(3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4)   that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the applicable Paying Agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date, or otherwise comply with DTC procedures;

(6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes; *provided* that the applicable Paying Agent receives, not later than the close of business on the second Business Day prior to the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of the Notes tendered for purchase and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased, or otherwise comply with DTC procedures;

(7)   that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8)   if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control; and

(9)   the other instructions, as determined by the Company, consistent with this Section 3.10, that a Holder must follow.

The applicable Paying Agent will promptly deliver to each Holder of the Notes tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on the Change of Control Payment Date to the Person in whose name a Note is registered at the close of business on such record date.

(b)   On the Change of Control Payment Date, the Company will, to the extent permitted by law:

(1)   accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)   deposit with the applicable Paying Agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Company.

(c)   The Company will not be required to make a Change of Control Offer following a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption of all outstanding Notes has been given pursuant to Section 5.6, unless and until there is a default in the payment of the redemption price on the applicable redemption date or the redemption is not consummated due to the failure of a condition precedent contained in the applicable redemption notice to be satisfied.

(d)   Notwithstanding anything to the contrary in this Section 3.10, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control.

(e)   While the Notes are in global form and the Company makes an offer to purchase all of the Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the Notes through the facilities of DTC, subject to its rules and regulations.

(f)   The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws, rules and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws, rules or regulations conflict with the provisions of this Indenture, the Company shall not be deemed to have breached its obligations described in this Indenture by virtue of compliance therewith. The Company shall be permitted to rely on any no-action letters issued by the Securities and Exchange Commission indicating that the staff thereof will not recommend enforcement action in the event a tender offer satisfies certain conditions.

SECTION 3.11.   Reports.

(a)   Following the Issue Date and so long as any Notes are outstanding, the Company will provide to the Trustee and, upon their request and by transmission by mail, Holders, as their names and addresses appear in the Note register:

(1)   within 90 days after the end of the Company's fiscal year, financial statements and management's discussion and analysis of financial condition and results of operations substantially equivalent to that which would be required to be included in an Annual Report on Form 10-K of the Issuer were the Issuer subject to an obligation to file such a report under the Exchange Act;

(2)   within 45 days after the end of each of the first three fiscal quarters in each fiscal year of the Company, unaudited financial statements and management's discussion and analysis of financial condition and results of operations substantially equivalent to that which would be required to be included in a Quarterly Report on Form 10-Q of the Company were the Company subject to an obligation to file such a report under the Exchange Act;

provided, however, that the reports set forth in Section 3.11(a)(1) and Section 3.11(a)(2) above shall not be required to: (x) contain any certification required by any such form or the Sarbanes-Oxley Act of 2002, (y) include separate financial statements required by Rule 3-09, 3-10 or 3-16 of Regulation S-X or (z) include any exhibit.

(b)   The requirement for the Company to provide documents and information in accordance with Section 3.11(a) may be satisfied by posting of such documents and information (without exhibits) on its website, in each case within the time periods specified herein, it being understood that the Trustee shall have no responsibility whatsoever to determine if such postings have been made, and that delivery of such documents and information to the Trustee is for informational purposes only and the Trustee's receipt of such documents and information shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder.

(c)   The Company will be deemed to have satisfied the requirements of Section 3.11(a) if Ryan Specialty files with the SEC the reports, documents and information pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, in each case within the applicable time periods specified by the applicable rules and regulations of the SEC, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by Ryan Specialty, it being understood the Trustee shall have no obligation to determine whether such filings have been made.

(d)   To the extent any document or information is not provided within the time periods specified in Section 3.11(c) and such document or information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default or Event of Default with respect thereto shall be deemed to have been cured.

SECTION 3.12.   Maintenance of Office or Agency.

The Company will maintain an office or agency where the Notes may be presented or surrendered for payment, where, if applicable, the Notes may be surrendered for registration of transfer or exchange. The corporate trust office of the Trustee, which initially shall be located at U.S. Bank National Association, Attention: Wally Jones, US Bank Global Corporate Trust, 333 Commerce Street, Suite 800, Nashville, Tennessee 37201 shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made or served at the corporate trust office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations and surrenders.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency. No office of the Trustee shall be an office or agency of the Company for the purposes of service of legal process on the Company or any Guarantor.

SECTION 3.13. After-acquired Collateral.

(a) From and after the Issue Date, if (a) any Parent Entity or Subsidiary becomes a Guarantor or (b) the Company or any Guarantor acquires any property or rights which are of a type constituting Collateral under any Security Document (excluding, for the avoidance of doubt, any Excluded Assets or assets not required to be Collateral pursuant to this Indenture or the Security Documents), it shall execute and deliver such security instruments, financing statements and such certificates as are required under this Indenture or any Security Document to vest in the Notes Collateral Agent a security interest (subject to Permitted Liens) in such after acquired collateral (or all of its assets, except Excluded Assets, in the case of a new Guarantor) and to take such actions to add such after-acquired collateral to the Collateral and satisfy the Collateral Requirement in respect thereof, and thereupon all provisions of this Indenture and the Security Documents relating to the Collateral shall be deemed to relate to such after-acquired collateral to the same extent and with the same force and effect.

(b) Notwithstanding the foregoing, opinions of counsel will not be required in connection with any additional Guarantors entering into the Security Documents or to vest in the Notes Collateral Agent a perfected security interest in after-acquired collateral owned by such Guarantors.

SECTION 3.14. Compliance Certificate.

The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officer's Certificate, the signer of which shall be the principal executive officer, principal financial officer, principal accounting officer, principal legal officer, secretary or treasurer of the Issuer, stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuer he or she would normally have knowledge of any Default or Event of Default, that a review of the activities of the Issuer during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuer has fulfilled its obligations under this Indenture and whether or not the signer knows of any Default or Event of Default that occurred during the previous fiscal year; *provided* that no such Officer's Certificate shall be required for any fiscal year ended prior to the Issue Date. If such Officer does have such knowledge, the certificate shall describe the Default or Event of Default, its status and the action the Issuer is taking or proposes to take with respect thereto.

SECTION 3.15. Instruments and Acts.

Upon request of the Trustee or as necessary to comply with future developments or requirements, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 3.16. Statements by Officers as to Default.

The Issuer shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Issuer becomes aware of the occurrence of any Default or Event of Default, an Officer's Certificate setting forth the details of such Event of Default or Default, its status and the actions which the Issuer is taking or proposes to take with respect thereto.

The Trustee will not be deemed to have knowledge of any Defaults or Events of Default unless written notice of an event, which is in fact a Default, has been delivered to the Trustee pursuant to the notice provisions of this Indenture.

SECTION 3.17. Designation of Restricted and Unrestricted Subsidiaries.

The Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments pursuant to Section 3.3 or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause an Event of Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by delivering to the Trustee an Officer's Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 3.3. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 3.2, the Company will be in default of such covenant.

The Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 3.2 (including pursuant to Section 3.2(b)(5) treating such redesignation as an acquisition for the purpose of such clause), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any such designation by the Company shall be evidenced to the Trustee by delivering to the Trustee an Officer's Certificate certifying that such designation complies with the preceding conditions.

SECTION 3.18.   Effectiveness of Certain Covenants.

Following the first day:

(a)   the Notes have achieved Investment Grade Status; and

(b)   no Default or Event of Default has occurred and is continuing under this Indenture,

then, beginning on that day and continuing until the Reversion Date (such period a "Suspension Period"), the Company and its Restricted Subsidiaries will not be subject to Sections 3.2, 3.3, 3.4, 3.5, 3.7, 3.8 and Section 4.1(a)(3) (collectively, the "Suspended Covenants").

If at any time the Notes cease to have such Investment Grade Status, then the Suspended Covenants shall thereafter be reinstated as if such covenants had never been suspended (the "Reversion Date") and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain Investment Grade Status and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status); *provided*, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any Contractual Obligation arising prior to the Reversion Date that were permitted at such time, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

On the Reversion Date, all Indebtedness incurred during the Suspension Period will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 3.2(b)(4)(b). On and after the Reversion Date, all Liens created during the Suspension Period will be considered Permitted Liens pursuant to clause (7) of such definition. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 3.3 will be made as though Section 3.3 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 3.3(a). In addition, any future obligation to grant further Note Guarantees shall be released. All such further obligation to grant Guarantees shall be reinstated upon the Reversion Date. No Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period.

On and after each Reversion Date, the Company and its Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract and such consummation would have been permitted during such Suspension Period.

The Trustee shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify Holders if the Notes achieve Investment Grade Status or of the occurrence of a Reversion Date.

ARTICLE IV

SUCCESSOR COMPANY; SUCCESSOR PERSON

SECTION 4.1.   Merger and Consolidation.

(a)   The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one transaction or a series of related transactions, to any Person, unless:

(1)   the Company is the surviving Person or the resulting, surviving or transferee Person (the "Successor Company") will be an entity organized or existing under the laws of the United States of America, any State of the United States or the District of Columbia or any territory thereof and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the Notes, this Indenture and the applicable Security Documents pursuant to supplemental indentures or other documents and instruments;

(2)   immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the applicable Successor Company or any Subsidiary of the applicable Successor Company as a result of such transaction as having been incurred by the applicable Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred and be continuing;

(3)   immediately after giving pro forma effect to such transaction, either (a) the applicable Successor Company or the Company would be able to incur at least an additional $1.00 of Indebtedness pursuant to Section 3.2(a), (b) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such transaction or (c) the Total Net Leverage Ratio would not be higher than it was immediately prior to giving effect to such transaction;

(4)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (on which the Trustee may conclusively and exclusively rely), each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture and an Opinion of Counsel stating that such supplemental indenture (if any) is a legal and binding agreement enforceable against the Successor Company, *provided* that in giving an Opinion of Counsel, counsel may rely on an Officer's Certificate as to any matters of fact, including as to satisfaction of Section 4.1(a)(2) and Section 4.1(a)(3) above; and

(5)   to the extent any assets of the Person which is merged or consolidated with or into the Company are assets of the type which would constitute Collateral under the Security Documents, the Company or the Successor Company, as applicable, will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Security Documents in the manner and to the extent required in this Indenture or the applicable Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Security Documents.

(b)   The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Notes and this Indenture, and the Company will automatically and unconditionally be released and discharged from its obligations under the Notes and this Indenture (except in the case of (x) a lease or (y) a sale of less than all of its assets).

(c)   Notwithstanding any other provision of this Section 4.1, (a) the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to a Guarantor, (b) the Company may consolidate or otherwise combine with or merge into an Affiliate organized or existing under the laws of the jurisdiction of the Company or the United States of America, any State of the United States or the District of Columbia incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company, (c) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company or a Guarantor, (d) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary and (e) the Company and its Restricted Subsidiaries may complete any Permitted Tax Restructuring.

(d)   The foregoing provisions of this Section 4.1 (other than the requirements of Section 4.1(a)(2)) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary.

(e)   Subject to Section 10.2(b), no Guarantor may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one or a series of related transactions, to any Person, unless

(1)   the other Person is the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or either (x) the Company or a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all the obligations of the Guarantor under its Note Guarantee, this Indenture and the applicable Security Documents;

(2)   immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; and

(3)   to the extent any assets of the Person which is merged, consolidated or amalgamated with or into such Guarantor are assets of the type which would constitute Collateral under the Security Documents, such Guarantor or the Successor Person will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Security Documents in the manner and to the extent required in this Indenture or the applicable Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Security Documents; or

(4)   the transaction constitutes a sale, disposition or transfer of the Guarantor or the conveyance, transfer or lease of all or substantially all of the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by this Indenture.

Notwithstanding any other provision of this Section 4.1, any Guarantor may (a) consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to another Guarantor or the Company, (b) consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Guarantor, reincorporating the Guarantor in another jurisdiction, or changing the legal form of the Guarantor, (c) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, (d) liquidate or dissolve or change its legal form if the Company determines in good faith that such action is in the best interests of the Company and (e) complete any Permitted Tax Restructuring.

Notwithstanding anything to the contrary in this Section 4.1, the Company may contribute Capital Stock of any or all of its Subsidiaries to any Guarantor.

A sale, lease or other disposition by the Company of any part of its assets shall not be deemed to constitute the sale, lease or other disposition of substantially all of its assets for purposes of this Indenture if the fair market value of the assets retained by the Company exceeds 100% of the aggregate principal amount of all outstanding Notes and any other outstanding Indebtedness of the Company that ranks equally with, or senior to, the Notes with respect to such assets. Such fair market value shall be established by the delivery to the Trustee of an independent expert's certificate stating the independent expert's opinion of such fair market value as of a date not more than 90 days before or after such sale, lease or other disposition. This paragraph is not intended to limit the Company's sales, leases or other dispositions of less than substantially all of its assets.

Any reference herein to a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company, limited partnership or trust shall constitute a separate Person hereunder (and each division of any limited liability company, limited partnership or trust that is a Subsidiary, Restricted Subsidiary, Unrestricted Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

ARTICLE V

REDEMPTION OF SECURITIES

SECTION 5.1.   Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 5.6 hereof, it must furnish to the Trustee, at least 10 days but not more than 60 days before a redemption date, an Officer's Certificate setting forth:

(1)   the clause of this Indenture pursuant to which the redemption shall occur;

(2)   the redemption date;

(3)   the principal amount of Notes to be redeemed; and

(4)   the redemption price.

Any optional redemption referenced in such Officer's Certificate may be canceled by the Issuer at any time prior to notice of redemption being sent to any Holder and thereafter shall be null and void.

SECTION 5.2.   Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed pursuant to Section 5.6 or purchased in an Asset Disposition Offer or Collateral Asset Disposition Offer pursuant to Section 3.5, the Trustee will select the Notes for redemption or purchase (a) if the Notes are in global form, on a pro rata basis, or by such other method in accordance with the applicable procedures of DTC and (b) if the Notes are in definitive form in their entirety, on a pro rata basis (subject to adjustments to maintain the authorized Notes denomination requirements) except if otherwise required by law.

No Notes in an unauthorized denomination or of $2,000 in aggregate principal amount or less shall be redeemed in part. In the event of partial redemption, the particular Notes to be redeemed or purchased will be selected, unless otherwise provided herein, not less than 10 days nor more than 60 days prior to the redemption or purchase date by the Trustee from the outstanding Notes not previously called for redemption or purchase; *provided* that the Issuer shall provide the Trustee with sufficient notice of such partial redemption to enable the Trustee to select the Notes for partial redemption.

The Trustee will promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in minimum principal amounts of $2,000 and whole multiples of $1,000 in excess of $2,000; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not in a minimum principal amount of $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

SECTION 5.3.   Notice of Redemption.

At least 10 days but not more than 60 days before the redemption date, the Company will send or cause to be sent, by electronic delivery or by first class mail postage prepaid, a notice of redemption to each Holder (with a copy to the Trustee) whose Notes are to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles VIII or XI hereto.

The notice will identify the Notes (including the CUSIP or ISIN number) to be redeemed and will state:

(1)   the redemption date;

(2)   the redemption price;

(3)   if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(4)   the name and address of the Paying Agent;

(5)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)   that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7)   the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(8)   that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Company's request, the Trustee will give the notice of redemption in the Company's name and at its expense; *provided*, however, that the Issuer has delivered to the Trustee, at least three (3) Business Days (or if any of the Notes to be redeemed are in definitive form, five (5) Business Days or, in each case, such shorter period as the Trustee may agree)) prior to the date on which the Company instructs the Trustee to give the notice (or such shorter period as the Trustee may agree), an Officer's Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Notice of any redemption of the Notes may, at the Company's discretion, be given prior to the completion of a transaction (including an Equity Offering, an incurrence of Indebtedness, a Change of Control or other transaction) and any redemption notice may, at the Company's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company's discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person.

<p style="text-align:center">SECTION 5.4.   Deposit of Redemption or Purchase Price.</p>

Prior to 11:00 a.m. New York City Time on the redemption or purchase date, the Company will deposit with the Trustee or with the Paying Agent money, in immediately available funds, sufficient to pay the redemption or purchase price of and accrued interest, if any, on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return, on or following the applicable redemption or repurchase date, to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest, if any, on all Notes to be redeemed or purchased.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a record date but on or prior to the corresponding interest payment date, then any accrued and unpaid interest up to, but excluding, the redemption date or purchase date shall be paid on the redemption date or purchase date to the Person in whose name such Note was registered at the close of business on such record date in accordance with the applicable procedures of DTC. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 3.1 hereof.

<p style="text-align:center">SECTION 5.5.   Notes Redeemed or Purchased in Part.</p>

Upon surrender of a Note issued in physical form that is redeemed or purchased in part, the Company will issue and the Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered; *provided*, that each such new Note will be in a minimum principal amount of $2,000 or integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer's Certificate is required for the Trustee to authenticate such new Note.

In the case of a Note issued as a global note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof; *provided*, that the unredeemed portion thereof will be in a minimum principal amount of $2,000 or integral multiple of $1,000 in excess thereof.

<p style="text-align:center">SECTION 5.6.   Optional Redemption.</p>

(a)   At any time prior to February 1, 2025, the Company may redeem the Notes in whole or in part, at its option, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, at a redemption price (expressed as a percentage of the principal amount of the Notes) equal to 100.000% plus the relevant Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding, the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

(b)   At any time and from time to time prior to February 1, 2025, the Company may, on one or more occasions, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, redeem Notes with the net cash proceeds received by the Company from any Equity Offering at a redemption price (expressed as a percentage of the principal amount of such Notes to be redeemed) equal to 104.375%, plus accrued and unpaid interest, if any, to, but excluding, the applicable Redemption Date, subject to the right of Holders of record of the Notes on the relevant record date to receive interest due on the relevant interest payment date, in an aggregate principal amount for all such redemptions not to exceed 40% of the aggregate principal amount of the Notes issued under this Indenture on the Issue Date (together with Additional Notes); *provided* that in each case the redemption takes place not later than 180 days after the closing of the related Equity Offering; *provided*, further, that not less than 50% of the original aggregate principal amount of then-outstanding Notes issued under this Indenture remains outstanding immediately thereafter (including Additional Notes but excluding Notes held by the Company or any of its Restricted Subsidiaries), unless all such Notes are redeemed substantially concurrently. The Trustee shall select the Notes to be purchased in the manner described under Sections 5.1 through 5.5.

(c)   Except pursuant to Section 5.6(a) and Section 5.6(b), the Notes will not be redeemable at the Company's option prior to February 1, 2025.

(d)   At any time and from time to time on or after February 1, 2025, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth in the table below, plus accrued and unpaid interest thereon, if any, to but excluding the applicable Redemption Date, subject to the right of Holders of record of the Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated in the table below:

Year	Percentage
2025	102.188%
2026	101.094%
2027 and thereafter	100.000%

(e)   Notwithstanding the foregoing, in connection with any tender offer for the Notes, including a Change of Control Offer, Collateral Asset Disposition Offer or Asset Disposition Offer, if Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in such tender offer and the Company, or any third party making such tender offer in lieu of the Company, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company or such third party shall have the right upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, given not more than 30 days following such purchase date, to redeem all Notes that remain outstanding following such purchase at a redemption price equal to the price offered to each other Holder (excluding any early tender or incentive fee) in such tender offer plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption. In determining whether the Holders of at least 90% of the aggregate principal amount of the outstanding Notes have validly tendered and not validly withdrawn such Notes in a tender offering, including a Change of Control Offer or Asset Disposition Offer, Notes owned by the Company or its Affiliates or by funds controlled or managed by any Affiliate of the Company, or any successor thereof, shall be deemed to be outstanding for purposes of such tender offer.

(f)   Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable Redemption Date.

(g)   Any redemption pursuant to this Section 5.6 shall be made pursuant to the provisions of Sections 5.1 through 5.5.

SECTION 5.7.   Special Mandatory Redemption or Sinking Fund.

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes; *provided*, however, that under certain circumstances, the Company may be required to offer to purchase Notes under Section 3.5 and Section 3.10. As market conditions warrant, the Company, its equity holders and their respective Affiliates, may from time to time seek to purchase the Company's outstanding debt securities or loans, including the Notes, in privately negotiated or open market transactions, by tender offer or otherwise.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.1.   Events of Default.

(a)   Each of the following is an "Event of Default":

(1)   default in any payment of interest on any Note when due and payable, continued for 30 days;

(2)   default in the payment of the principal amount of or premium, if any, on any Note issued under this Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)   failure by the Company or any Guarantor to comply for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of at least 30% in aggregate principal amount of the outstanding Notes with any agreement or obligation contained in this Indenture; *provided* that in the case of a failure to comply with this Indenture provisions described under Section 3.11, such period of continuance of such default or breach shall be 270 days after written notice described in this Section 6.1(a)(3) has been given;

(4)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary)) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(A)   is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness ("payment default"); or

(B)   results in the acceleration of such Indebtedness prior to its stated final maturity (the "cross acceleration provision");

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates to the greater of $105.0 million and 22.0% of LTM EBITDA or more at any one time outstanding;

(5)   failure by the Company or a Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of the

greater of $105.0 million and 22.0% of LTM EBITDA other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the "judgment default provision");

(6)   any Guarantee of the Notes by a Significant Subsidiary ceases to be in full force and effect or a Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Guarantee of the Notes, other than (A) in accordance with the terms of this Indenture, or (B) in connection with the bankruptcy of a Guarantor, so long as the aggregate assets of such Guarantor and any other Guarantor whose Note Guarantee ceased or ceases to be in full force as a result of a bankruptcy are less than the greater of $105.0 million and 22.0% of LTM EBITDA;

(7)   the Company or a Significant Subsidiary (or any group of Restricted Subsidiaries, that taken together as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or proceeding;

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)   consents to the appointment of a Custodian of it or for substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it; or

(vi) takes any comparable action under any foreign laws relating to insolvency;

(8)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or a Significant Subsidiary (or any group of Restricted Subsidiaries, that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries, would constitute a Significant Subsidiary) in an involuntary case;

(ii) appoints a Custodian of the Company or a Significant Subsidiary (or any group of Restricted Subsidiaries, that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries, would constitute a Significant Subsidiary) for substantially all of its property;

(iii)   orders the winding up or liquidation of the Company or a Significant Subsidiary (or any group of Restricted Subsidiaries, that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries, would constitute a Significant Subsidiary); or

(iv) or any similar relief is granted under any foreign laws and the order, decree or relief remains unstayed and in effect for 60 consecutive days;

(9)   (i) the Liens created by the Security Documents shall at any time not constitute a valid Lien on any portion of the Collateral intended to be covered thereby (unless perfection is not required by this Indenture or the Security Documents) other than (A) in accordance with the terms of the relevant Security Document and this Indenture, (B) the satisfaction in full of all Obligations under this Indenture, (C) where the fair market value of the assets affected thereby does not exceed the greater of $105.0 million and 22.0% of LTM EBITDA or (D) any loss of perfection that results from the failure of the Notes Collateral Agent to maintain possession of certificates delivered to it representing securities pledged under the Security Documents and (ii) such default continues for 45 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in aggregate principal amount of the then outstanding Notes; and

(10)   the Company or any Guarantor that is a Significant Subsidiary (or any group of Guarantors that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary) shall assert, in any pleading in any court of competent jurisdiction, that any security interest in any Security Document is invalid or unenforceable.

However, a Default under Section 6.1(a)(3), Section 6.1(a)(4), Section 6.1(a)(5) or Section 6.1(a)(9) will not constitute an Event of Default until the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes notify the Company of the Default and, with respect to Section 6.1(a)(3), Section 6.1(a)(5), and Section 6.1(a)(9), the Company does not cure such Default within the time specified in Section 6.1(a)(3), Section 6.1(a)(5) or Section 6.1(a)(9) of this paragraph after receipt of such notice; *provided* that a notice of Default may not be given with respect to any action taken, and reported publicly or to Holders, more than two years prior to such notice of Default. Any notice of Default, notice of acceleration or instruction to the Trustee to provide a notice of Default, notice of acceleration or take any other action (a "Noteholder Direction") provided by any one or more Holders (each a "Directing Holder") must be accompanied by a written representation from each such Holder delivered to the Company and the Trustee that such Holder is not (or, in the case such Holder is DTC or its nominee, that such Holder is being instructed solely by beneficial owners that are not) Net Short (a "Position Representation"), which representation, in the case of a Noteholder Direction relating to the delivery of a notice of Default (a "Default Direction") shall be deemed a continuing representation until the resulting Event of Default is cured or otherwise ceases to exist or the Notes are accelerated. In addition, each Directing Holder is deemed, at the time of providing a Noteholder Direction, to covenant to provide the Company with such other information as the Company may reasonably request from time to time in order to verify the accuracy of such Directing Holder's Position Representation within five Business Days of request therefor (a "Verification Covenant"). In any case in which the Holder is DTC or its nominee, any Position Representation or Verification Covenant required hereunder shall be provided by the beneficial owner of the Notes in lieu of DTC or its nominee and DTC shall be entitled to conclusively rely on such Position Representation and Verification Covenant in delivering its direction to the Trustee.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company determines in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provides to the Trustee an Officer's Certificate stating that the Company has initiated litigation in a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any Default, Event of Default or acceleration (or notice thereof) that resulted from the applicable Noteholder Direction, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to such Default or Event of Default shall be automatically reinstituted and any remedy stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter. If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Company provides to the Trustee an Officer's Certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to any Default or Event of Default that resulted from the applicable Noteholder Direction shall be automatically reinstituted and any remedy stayed pending satisfaction of such Verification Covenant. Any breach of the Position Representation shall result in such Holder's participation in such Noteholder Direction being disregarded; and, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio, with the effect that such Default or Event of Default shall be deemed never to have occurred, acceleration voided and the Trustee shall be deemed not to have received such Noteholder Direction or any notice of such Default or Event of Default.

Notwithstanding anything in the preceding two paragraphs to the contrary, any Noteholder Direction delivered to the Trustee during the pendency of an Event of Default as the result of a bankruptcy or similar proceeding shall not require compliance with the foregoing paragraphs.

For the avoidance of doubt, the Trustee shall be entitled to conclusively rely on any Noteholder Direction delivered to it in accordance with this Indenture, shall have no duty to inquire as to or investigate the accuracy of any Position Representation, enforce compliance with any Verification Covenant, verify any statements in any Officer's Certificate delivered to it, or otherwise make calculations, investigations or determinations with respect to Derivative Instruments, Net Shorts, Long Derivative Instruments, Short Derivative Instruments or otherwise. The Trustee shall have no liability to the Company, any Holder or any other Person in acting in good faith on a Noteholder Direction.

(b)   If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the "Initial Default") occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default shall also be cured without any further action.

(c)   Any Default or Event of Default for the failure to comply with the time periods prescribed in Section 3.11 hereof or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery of any such report required by such provision or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture. Any time period specified in this Indenture to cure any actual or alleged Default or Event of Default may be extended or stayed by a court of competent jurisdiction to the extent such actual or alleged Default or Event of Default is the subject of litigation.

SECTION 6.2.   Acceleration.

If an Event of Default (other than an Event of Default described in Section 6.1(a)(7) or Section 6.1(a)(8)) occurs and is continuing, the Trustee by written notice to the Company or the Holders of at least 30% in principal amount of the outstanding Notes by written notice to the Company and the Trustee may declare the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

In the event of any Event of Default specified in Section 6.1(a)(4), such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

(1)   (x) the Indebtedness that gave rise to such Event of Default shall have been discharged in full; or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(z) the default that is the basis for such Event of Default has been cured; and

(2)   the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction.

If an Event of Default described in Section 6.1(a)(7) or Section 6.1(a)(8) with respect to the Company occurs and is continuing, the principal of and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

SECTION 6.3. Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, or interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

SECTION 6.4. Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders, (a) waive, by their consent (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), an existing Default or Event of Default and its consequences under this Indenture and the Security Documents except (i) a Default or Event of Default in the payment of the principal of, or interest, on a Note or (ii) a Default or Event of Default in respect of a provision that under Section 9.2 cannot be amended without the consent of each Holder affected and (b) rescind any acceleration with respect to the Notes and its consequences if (1) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (2) all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest, if any, that has become due solely because of the acceleration, (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (4) the Issuer has paid the Trustee its compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances and (5) in the event of the cure or waiver of an Event of Default of the type described in Section 6.1(a)(4), the Trustee shall have received an Officer's Certificate and an Opinion of Counsel stating that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.

SECTION 6.5. Control by Majority.

The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Notes Collateral Agent or of exercising any trust or power conferred on the Trustee or the Notes Collateral Agent. However, the Trustee or the Notes Collateral Agent, as applicable, may refuse to follow any direction that conflicts with law or this Indenture or the Notes or, subject to Sections 7.1 and 7.2, that the Trustee determines is unduly prejudicial to the rights of other Holders or would involve the Trustee or Notes Collateral Agent in personal liability (it being understood that the Trustee has no duty to determine whether any action is prejudicial to any Holder); *provided*, however, that the Trustee or Notes Collateral Agent, as applicable, may take any other action deemed proper by the Trustee or Notes Collateral Agent that is not inconsistent with such direction. Prior to taking any such action hereunder, the Trustee or Notes Collateral Agent, as applicable, shall be entitled to indemnification satisfactory to it against all fees, losses, liabilities and expenses (including attorney's fees and expenses) caused by taking or not taking such action.

SECTION 6.6. Limitation on Suits. Subject to Section 6.7, a Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

(a)   such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b)   Holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(c)   such Holders have offered in writing and, if requested, provided to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(d)   the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(e)   the Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders).

SECTION 6.7. Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture (including, without limitation, Section 6.6), the contractual right of any Holder to receive payment of interest on the Notes held by such Holder or to institute suit for the enforcement of any such payment on or with respect to such Holder's Notes shall not be impaired or affected without the consent of such Holder (and, for the avoidance of doubt, the amendment, supplement or modification in accordance with the terms of this Indenture of Articles III and IV and Section 6.1(a)(3), (4), (5) and (6) and the related definitions shall be deemed not to impair the contractual right of any Holder to receive payments of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder's Note).

SECTION 6.8. Collection Suit by Trustee.

If an Event of Default specified in Section 6.1(a)(1) or Section 6.1(a)(2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.6.

SECTION 6.9. Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer, its Subsidiaries or its or their respective creditors or properties and, unless prohibited by law or applicable regulations, may be entitled and empowered to participate as a member of any official committee of creditors appointed in such matter and may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.6.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the

Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.10.   Priorities.

(a)   Subject to the Intercreditor Agreement, if the Trustee collects any money or property pursuant to this Article VI (including upon exercise of remedies with respect to the Collateral), it shall pay out the money or property in the following order:

(1)   FIRST: to the payment of all amounts owing to the Trustee and each Collateral Agent (in its capacity as such) and Authorized Representative (in its capacity as such) secured by such Collateral, in each case for amounts due to it under Section 7.6;

(2)   SECOND: subject to the provisions of the Intercreditor Agreement, to the payment in full of the First Lien Obligations of each Series on a ratable basis, with such proceeds to be applied to the First Lien Obligations of a given Series in accordance with the terms of the applicable First Lien Documents for such Series; *provided* that following the commencement of any insolvency or liquidation proceeding of the Company or any Guarantor, solely as among the holders of First Lien Obligations and solely for the purposes of this Section 6.10(a)(2) and not the indenture or other debt facility for the applicable Series of First Lien Obligations, in the event the value of the Shared Collateral is not sufficient for the entire amount of Post-Petition Interest on the First Lien Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable bankruptcy law in such insolvency or liquidation proceeding, the amount of First Lien Obligations of each Series of First Lien Obligations shall include only the maximum amount of Post-Petition Interest on the First Lien Obligations allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable Bankruptcy Law in such insolvency or liquidation proceeding. "Post-Petition Interest" for purposes of the Intercreditor Agreement means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any insolvency or liquidation proceeding, whether or not allowed or allowable as a claim in any such insolvency or liquidation proceeding; and

(3)   THIRD: after the Discharge of all First Lien Obligations, to the Grantors (as defined in the Intercreditor Agreement), or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

(b)   The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 15 days before such record date, the Issuer shall send or cause to be sent to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11.   Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by the Issuer, a suit by a Holder pursuant to Section 6.7 or a suit by Holders of more than 20.0% in outstanding aggregate principal amount of the Notes.

ARTICLE VII

TRUSTEE

SECTION 7.1. Duties of Trustee.

(a)   If an Event of Default has occurred and is continuing and is actually known to a Trust Officer, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   Except during the continuance of an Event of Default known to the Trustee:

(1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates, opinions or orders furnished to the Trustee and conforming to the requirements of this Indenture or the Notes, as the case may be. However, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture or the Notes, as the case may be (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)   this paragraph does not limit the effect of Section 7.1(b);

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(3)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5; and

(4)   No provision of this Indenture or the Notes shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or thereunder or in the exercise of any of its rights or powers.

(d)   Every provision of this Indenture that in any way relates to the Trustee is subject to Section 7.1(a), Section 7.1(b) and Section 7.1(c).

(e)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f)   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.1.

SECTION 7.2. Rights of Trustee.

Subject to Section 7.1:

(a)   The Trustee may conclusively rely on and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document (whether in its original or facsimile form) reasonably believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document. The Trustee shall receive and retain financial reports and statements of the Company as provided herein, but shall have no duty to review or analyze such reports or statements to determine compliance with covenants or other obligations of the Issuer.

(b)   Before the Trustee acts or refrains from acting, it may require an Officer's Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on an Officer's Certificate or Opinion of Counsel.

(c)   Except as otherwise provided in this Indenture, the Trustee may execute any of the trusts and powers hereunder or perform any duties hereunder either directly or by or through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it hereunder.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers conferred upon it by this Indenture.

(e)   The Trustee may consult with counsel of its selection, and the advice or opinion of counsel relating to this Indenture or the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder or under the Notes in good faith and in accordance with the advice or opinion of such counsel.

(f)   Except with respect to Section 3.1 hereof, the Trustee shall have no duty to inquire as to the performance of the covenants contained in Article III hereof. The Trustee shall not be deemed to have notice of any Default or Event of Default or whether any entity or group of entities constitutes a Significant Subsidiary unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default or of any such Significant Subsidiary is received by the Trustee at the corporate trust office of the Trustee specified in Section 3.12 and such notice references the Notes and this Indenture and states that it is a "Notice of Default".

(g)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder, including the Notes Collateral Agent.

(h)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the Notes at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered and if requested, provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which may be incurred therein or thereby.

(i)   The Trustee shall not be deemed to have knowledge of any fact or matter unless such fact or matter is known to a Trust Officer of the Trustee.

(j)   Whenever in the administration of this Indenture or the Notes the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder or thereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on its part, conclusively rely upon an Officer's Certificate.

(k)   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Issuer and the Restricted Subsidiaries, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(l)   The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(m)   The Trustee may request that the Issuer deliver an Officer's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture or the Notes.

(n)   In no event shall the Trustee be liable to any Person for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Trustee has been advised of the likelihood of such loss or damage.

(o)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer shall be sufficient if signed by one Officer of the Issuer.

(p)   The permissive rights of the Trustee under this Indenture and the other Note Documents shall not be construed as duties.

SECTION 7.3. Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, Guarantors or their Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Trustee must comply with Section 7.9. In addition, the Trustee shall be permitted to engage in transactions with the Issuer and its Affiliates and Subsidiaries.

SECTION 7.4. Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, the Intercreditor Agreement or the Security Documents, shall not be accountable for the Issuer's use of the proceeds from the sale of the Notes, shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee or any money paid to the Issuer pursuant to the terms of this Indenture and shall not be responsible for any statement of the Issuer in this Indenture, the Intercreditor Agreement, the Security Documents or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee's certificate of authentication.

SECTION 7.5. Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall send electronically or by first class mail to each Holder at the address set forth in the Notes Register notice of the Default or Event of Default within 60 days after it is actually known to a Trust Officer. Except in the case of a Default or Event of Default in payment of principal of or interest, if any, on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note), the Trustee may withhold the notice if and so long it in good faith determines that withholding the notice is in the interests of Holders.

SECTION 7.6. Compensation and Indemnity.

The Issuer shall pay to the Trustee from time to time compensation for its services hereunder and under the Notes as the Issuer and the Trustee shall from time to time agree in writing. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including, but not limited to, costs of collection, costs of preparing reports, certificates and other documents, costs of preparation and mailing of notices to Holders. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the agents, counsel, accountants and experts of the Trustee. The Issuer shall indemnify the Trustee, its directors, officers, employees and agents against any and all loss, liability, damages, claims or expense, including taxes (other than taxes based upon the income of the Trustee) (including reasonable attorneys' and agents' fees and expenses) incurred by it without willful misconduct or gross negligence, as determined by a final nonappealable order of a court of competent jurisdiction, on its part in connection with the administration of this trust and the performance of its duties hereunder and under the Notes, including the costs and expenses of enforcing this Indenture (including this Section 7.6) and the Notes and of defending itself against any claims (whether asserted by any Holder, the Issuer or otherwise). The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity of which it has received written notice. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall defend the claim and the Trustee shall provide reasonable cooperation at the Issuer's expense in the defense. The Trustee may have separate counsel and the Issuer shall pay the fees and expenses of such counsel; *provided* that the Issuer shall not be required to pay the fees and expenses of such separate counsel if it assumes the Trustee's defense, and, in the reasonable judgment of outside counsel to the Trustee, there is no conflict of interest between the Issuer and the Trustee in connection with such defense; *provided*, further, that, the Company shall be required to pay the reasonable fees and expenses of such counsel in evaluating such conflict.

To secure the Issuer's payment obligations in this Section 7.6, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes. Such lien shall survive the satisfaction and discharge of this Indenture. The Trustee's respective right to receive payment of any amounts due under this Section 7.6 shall not be subordinate to any other liability or Indebtedness of the Issuer.

The Issuer's payment obligations pursuant to this Section 7.6 shall survive the discharge of this Indenture for any reason, including any termination or rejection hereof under any Bankruptcy Law, and any resignation or removal of the Trustee under Section 7.7. Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs fees, expenses or renders services after the occurrence of a Default specified in Section 6.1(a)(7) or Section 6.1(a)(8), the fees and expenses (including the reasonable fees and expenses of its counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 7.7. Replacement of Trustee.

The Trustee may resign at any time and be discharged from the trust created hereby by so notifying the Issuer in writing not less than 30 days prior to the effective date of such resignation. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the removed Trustee in writing not less than 30 days prior to the effective date of such removal and may appoint a successor Trustee with the Issuer's written consent, which consent will not be unreasonably withheld. The Issuer shall remove the Trustee if:

    (1)   the Trustee fails to comply with Section 7.9 hereof;

    (2)   the Trustee is adjudged bankrupt or insolvent;

    (3)   a receiver or other public officer takes charge of the Trustee or its property; or

    (4)   the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed by the Issuer or by the Holders of a majority in principal amount of the Notes and such Holders do not reasonably promptly appoint a successor Trustee as described in the preceding paragraph, or if a vacancy exists in the office of the Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuer shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall, at the expense of the Issuer, promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.6.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of at least 10.0% in aggregate principal amount of the Notes may petition, at the Issuer's expense, any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.9, any Holder, who has been a bona fide holder of a Note for at least six months, may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.7, the Issuer's obligations under Section 7.6 shall continue for the benefit of the retiring Trustee. The predecessor Trustee shall have no liability for any action or inaction of any successor Trustee.

SECTION 7.8. Successor Trustee by Merger.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; *provided* that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Notes in the name of any predecessor Trustee shall only apply to its successor or successors by merger, consolidation or conversion.

SECTION 7.9. Eligibility; Disqualification.

This Indenture shall always have a Trustee. The Trustee shall have a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition.

SECTION 7.10.   Trustee's Application for Instruction from the Issuer.

Any application by the Trustee for written instructions from the Issuer may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any Officer of the Issuer actually receives such application, unless any such Officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

SECTION 7.11.   Security Documents; Intercreditor Agreement.

By their acceptance of the Notes, the Holders hereby authorize and direct the Trustee and the Notes Collateral Agent, as the case may be, to execute and deliver the Intercreditor Agreement and any other Notes Document in which the Trustee or the Notes Collateral Agent, as applicable, is named as a party, including the Security Agreement and any Security Documents executed on or after the Issue Date. It is hereby expressly acknowledged and agreed that, in doing so, the Trustee and the Notes Collateral Agent are not responsible for the terms or contents of such agreements, or for the validity or enforceability thereof, or the sufficiency thereof for any purpose. Whether or not so expressly stated therein, in entering into, or taking (or forbearing from) any action under, the Intercreditor Agreement or any other Security Documents, the Trustee and the Notes Collateral Agent each shall have all of the rights, privileges, benefits, immunities, indemnities and other protections granted to it under this Indenture (in addition to those that may be granted to it under the terms of such other agreement or agreements).

SECTION 7.12.   Limitation on Duty of Trustee in Respect of Collateral; Indemnification.

(a)   Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Notes Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

(b)   The Trustee and Notes Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Trustee and Notes Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Issuer to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral (except with respect to certificates delivered to the Notes Collateral Agent representing securities pledged under the Security Documents). The Trustee and Notes Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Intercreditor Agreement or the First Lien Security Documents by the Issuer, any Guarantor, the Bank Collateral Agent or any representative for the Junior Lien Credit Secured Parties.

ARTICLE VIII

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

SECTION 8.1.   Option to Effect Legal Defeasance or Covenant Defeasance; Defeasance.

The Issuer may, at its option and at any time, elect to have either Section 8.2 or Section 8.3 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article VIII.

SECTION 8.2.   Legal Defeasance and Discharge.

Upon the Issuer's exercise under Section 8.1 hereof of the option applicable to this Section 8.2, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Guarantees) and the Security Documents with respect to such Series on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Guarantees), which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.5 hereof and the other Sections of this Indenture referred to in Section 8.2(1) and Section 8.2(2) below, and to have satisfied all of their other obligations under the Note Documents (and the Trustee, on written demand of and at the expense of the Issuer, shall execute such instruments reasonably requested by the Issuer acknowledging the same) and the Security Documents, and to have cured all then existing Events of Default, except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1)   the rights of Holders of Notes issued under this Indenture to receive payments in respect of the principal of, premium, if any, and interest, if any, on the Notes when such payments are due solely out of the trust referred to in Section 8.4 hereof;

(2)   the Issuer's obligations with respect to the Notes under Article II concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and Section 3.12 hereof concerning the maintenance of an office or agency for payment and money for security payments held in trust;

(3)   the rights, powers, trusts, duties and immunities of the Trustee and the Issuer's or Guarantors' obligations in connection therewith; and

(4)   this Article VIII with respect to provisions relating to Legal Defeasance.

SECTION 8.3.   Covenant Defeasance.

Upon the Issuer's exercise under Section 8.1 hereof of the option applicable to this Section 8.3, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be released from each of their obligations under Section 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.10, 3.11, 3.13, 3.14, 3.16, 3.17, 3.18, 4.1 (other than Sections 4.1(a)(1) and (a)(2)) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.4 hereof are satisfied (hereinafter, "Covenant Defeasance"), and the Notes will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Guarantees, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.1(a) hereof, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees will be unaffected thereby. In addition, upon the Issuer's exercise under Section 8.1 hereof of the option applicable to this Section 8.3, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, Sections 6.1(a)(3) (other than with respect to Sections 4.1(a)(1) and (a)(2)), 6.1(a)(4), 6.1(a)(5), 6.1(a)(6), 6.1(a)(7) (with respect only to a Guarantor that is a Significant Subsidiary or any group of Guarantors that taken together would constitute a Significant Subsidiary), 6.1(a)(8) (with respect only to a Guarantor that is a Significant Subsidiary or any group of Guarantors that taken together would constitute a Significant Subsidiary), 6.1(a)(9) and 6.1(a)(10) hereof shall not constitute Events of Default.

SECTION 8.4.   Conditions to Legal or Covenant Defeasance.

 In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.2 or Section 8.3 hereof, the Issuer must:

(1)   irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in Dollars, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient to pay the principal of, premium, if any, and interest due on the Notes issued under this Indenture on the stated

maturity date or on the applicable redemption date, as the case may be, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date; *provided*, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the "<u>Applicable Premium Deficit</u>") only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee substantially concurrently with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2)   in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, subject to customary assumptions and exclusions;

(A) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling; or

(B) since the issuance of such Notes, there has been a change in the applicable U.S. federal income tax law;

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the beneficial owners of the Notes, in their capacity as beneficial owners of the Notes, will not recognize income, gain or loss for U.S. federal income Tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income Tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)   in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, subject to customary assumptions and exclusions, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income Tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income Tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)   no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than this Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6)   the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Issuer or any Guarantor; and

(7)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an opinion of counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Notwithstanding the foregoing, an Opinion of Counsel required by clause (2) of this Section 8.4 with respect to Legal Defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

SECTION 8.5. Deposited Money and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.6 hereof, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.5, the "Trustee") pursuant to Section 8.4 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or U.S. Government Obligations deposited pursuant to Section 8.4 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article VIII to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money or U.S. Government Obligations held by it as provided in Section 8.4 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.4(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

SECTION 8.6. Repayment to the Issuer.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium or interest on, any Note and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Issuer on its written request unless an abandoned property law designates another Person or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof unless an abandoned property law designates another Person, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; *provided*, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Issuer cause to be published once, in The New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

SECTION 8.7. Reinstatement.

If the Trustee or Paying Agent is unable to apply any money or Dollars or U.S. Government Obligations in accordance with Section 8.2 or 8.3 hereof, as the case may be, by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, then the Issuer's and the Guarantors' obligations under this Indenture and the Notes and the Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.2 or 8.3 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.2 or 8.3 hereof, as the case may be; *provided*, however, that, if the Issuer make any payment of principal of, premium, or interest on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE IX

AMENDMENTS

SECTION 9.1.   Without Consent of Holders.

Notwithstanding Section 9.2 of this Indenture, the Issuer, any Guarantor (with respect to its Guarantees, this Indenture or the Security Documents), the Trustee and/or the Notes Collateral Agent may amend, supplement or modify this Indenture, any Guarantee, the Security Documents and the Notes without the consent of any Holder to:

(1)   cure any ambiguity, omission, mistake, defect, error or inconsistency, conform any provision to any provision under the heading "Description of the Notes" in the Offering Memorandum or reduce the minimum denomination of the Notes;

(2)   provide for the assumption by a successor Person of the obligations of the Company or a Guarantor under any Note Document or to comply with Section 4.1 or otherwise add an obligor;

(3)   provide for uncertificated Notes in addition to or in place of certificated Notes or to alter the provisions of this Indenture relating to the form of the Notes (including related definitions);

(4)   add to or modify the covenants or provide for a Note Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(5)   make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the rights of any Holder in any material respect;

(6)   at the Company's election, comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act, if such qualification is required;

(7)   make such provisions as necessary for the issuance of Additional Notes in accordance with the terms of this Indenture;

(8)   provide for any Restricted Subsidiary to provide a Guarantee in accordance with Section 3.2, to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under this Indenture;

(9)   evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee, successor Notes Collateral Agent or successor Paying Agent thereunder pursuant to the requirements hereof or to provide for the accession by the Trustee to any Note Document;

(10)   secure the Notes and/or the Note Guarantees or to add collateral thereto;

(11)   add an obligor or a Guarantor under this Indenture;

(12)   make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes not prohibited by this Indenture, including to facilitate the issuance and administration of Notes; *provided*, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer the Notes in any material respect;

(13)   comply with the rules and procedures of any applicable securities depositary;

(14)   to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee or the Notes Collateral Agent for the benefit of the Holders, as additional security for the payment and performance of all or any portion of the Notes Obligations, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Notes Collateral Agent pursuant to this Indenture, any of the Security Documents or otherwise;

(15)   to add Additional First Lien Secured Parties to any Security Documents;

(16)   to enter into any intercreditor agreement having substantially similar terms with respect to the Holders as those set forth in the Intercreditor Agreement, taken as a whole, or any joinders thereto;

(17)   in the case of any Security Document, to include therein any legend required to be set forth therein pursuant to the Intercreditor Agreement or to modify any such legend as required by the Intercreditor Agreement; and

(18)   to provide for the succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Credit Agreement or any other agreement that is not prohibited by this Indenture.

For the avoidance of doubt, no amendment to, or deletion of any of the covenants described under, Article III, or action taken in compliance with the covenants in effect at the time of such action, shall be deemed to impair or affect any legal rights of any Holders of the Notes to receive payment of principal of or premium, if any, or interest on the Notes or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes.

Notwithstanding the foregoing, no Holder consent is required for the Notes Collateral Agent to enter into, or to effect any amendment, modification or supplement to the Intercreditor Agreement or other intercreditor agreement or arrangement permitted under this Indenture or in any document pertaining to any Indebtedness permitted thereby that is permitted to be secured by the Collateral, solely for the purpose of adding the holders of such Indebtedness (or their Representative) as a party thereto and otherwise causing such Indebtedness to be subject thereto, in each case as contemplated by the terms of such Intercreditor Agreement or such other intercreditor agreement or arrangement permitted under this Indenture, as applicable (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor agreement as are required to effectuate the foregoing and *provided* that such other changes are not adverse, in any material respect (taken as a whole), to the interests of the Holders); *provided*, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Trustee or Notes Collateral Agent under this Indenture without the prior written consent of the Trustee or Notes Collateral Agent, as applicable.

Subject to Section 9.2, upon the request of the Issuer and upon receipt by the Trustee and the Notes Collateral Agent of the documents described in Section 9.5 and 13.2 hereof, the Trustee and/or the Notes Collateral Agent will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture, security documents or intercreditor agreements, unless such amended or supplemental indenture, security documents or intercreditor agreements affects the Trustee's or Notes Collateral Agent's own rights, duties, liabilities or immunities under this Indenture and the Security Documents or otherwise, in which case the Trustee or Notes Collateral Agent, as applicable, may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture, security documents or intercreditor agreements. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of any Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a Guarantor Supplemental Indenture, and delivery of an Officer's Certificate.

SECTION 9.2.   With Consent of Holders.

Except as provided below in this Section 9.2, the Issuer, the Guarantors, the Trustee and the Notes Collateral Agent may amend or supplement the Notes Documents with the consent of the Holders of at least a majority in principal amount of all the outstanding Notes issued under this Indenture, including, without limitation, consents obtained before or after a Change of Control or in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of any Notes Document may be waived with the consent of the Holders of at least a majority in principal amount of all the outstanding Notes issued under this Indenture (including consents obtained before or after a Change of Control or in connection with a purchase of, or tender offer or exchange offer for, such Notes). Section 2.9 and Section 13.4 shall determine which Notes are considered to be "outstanding" for the purposes of this Section 9.2.

Upon the request of the Issuer, and upon delivery to the Trustee and the Notes Collateral Agent, as applicable, of evidence of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee and/or the Notes Collateral Agent of the documents described in Section 9.5 and 13.2 hereof, the Trustee and/or the Notes Collateral Agent will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture, security documents or intercreditor agreements unless such amended or supplemental indenture, security documents or intercreditor agreements affect the Trustee's or the Notes Collateral Agent's own rights, duties, liabilities or immunities under this Indenture or otherwise, in which case the Trustee or the Notes Collateral Agent, as applicable, may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture, security documents or intercreditor agreements.

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not, with respect to any Notes issued thereunder and held by a nonconsenting Holder:

> (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment;

> (2)   reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Section 3.5 and Section 3.10);

> (3)   reduce the principal of or extend the Stated Maturity of any such Note (other than provisions relating to Section 3.5 and Section 3.10);

> (4)   reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case as set forth in Section 5.6;

> (5)   make any such Note payable in currency other than that stated in such Note;

> (6)   impair the right of any Holder to institute suit for the enforcement of any payment of principal of and interest on such Holder's Notes on or after the due dates therefor;

> (7)   waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes outstanding and a waiver of the payment default that resulted from such acceleration); or

> (8)   make any change in the amendment or waiver provisions which require the Holders' consent described in this Section 9.2.

Notwithstanding the foregoing, without the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, no amendment or waiver may (A) make any change in any Security Document or the provisions in this Indenture dealing with Collateral or application of trust proceeds of the Collateral with the effect of releasing the Liens on all or substantially all of the Collateral which secure the Obligations in respect of the Notes or (B) change or alter the priority of the Liens securing the Obligations in respect of the Notes in any material portion of the Collateral in any way materially adverse, taken as a whole, to the Holders, other than, in each case, as provided under the terms of this Indenture, the Security Documents or the Intercreditor Agreement.

The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment, supplement or waiver of any Note Document. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. A consent to any amendment, supplement or waiver under this Indenture by any Holder of Notes given in connection with a tender or exchange of such Holder's Notes will not be rendered invalid by such tender or exchange.

SECTION 9.3. Revocation and Effect of Consents and Waivers.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent or waiver is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent or waiver as to such Holder's Note or portion of its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described in this Section 9.3 or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.4. Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Issuer Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.5. Trustee to Sign Amendments.

The Trustee and the Notes Collateral Agent shall sign any amended or supplemental indenture, security documents or intercreditor agreements authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee or the Notes Collateral Agent, as applicable. In executing any amended or supplemental indenture, the Trustee will be entitled to receive and (subject to Sections 7.1 and 7.2 hereof) shall be fully protected in conclusively relying upon, in addition to the documents required by Section 13.2 hereof, an Officer's Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture or security documents or intercreditor agreements is authorized or permitted by this Indenture and is valid, binding and enforceable against the Issuer or any Guarantor, as the case may be, in accordance with its terms. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a Guarantor Supplemental Indenture and delivery of an Officer's Certificate.

ARTICLE X

GUARANTEE

SECTION 10.1.   Guarantee.

Subject to the provisions of this Article X, from and after the Issue Date, each Guarantor that executes this Indenture or a supplemental indenture hereto will fully, unconditionally and irrevocably guarantee, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder, the Trustee and the Notes Collateral Agent the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of, premium, if any, and interest on the Notes and all other obligations and liabilities of the Issuer under this Indenture (including without limitation interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding and the obligations under Section 7.6), (all the foregoing being hereinafter collectively called the "Guaranteed Obligations"). Each Guarantor agrees that the Guaranteed Obligations will rank equally in right of payment with other Indebtedness of such Guarantor, except to the extent such other Indebtedness is subordinate to the Guaranteed Obligations, in which case the obligations of the Guarantors under the Guarantees will rank senior in right of payment to such other Indebtedness.

To evidence its Guarantee set forth in this Section 10.1, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer of such Guarantor.

Each Guarantor hereby agrees that its Guarantee set forth in this Section 10.1 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Guarantee shall be valid nevertheless.

Each Guarantor further agrees (to the extent permitted by law) that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article X notwithstanding any extension or renewal of any Guaranteed Obligation.

Each Guarantor waives presentation to, demand of payment from and protest to the Issuer of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Notes or the Guaranteed Obligations.

Each Guarantor further agrees that its Guarantee herein constitutes a Guarantee of payment when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guaranteed Obligations.

Except as set forth in Section 10.2, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guaranteed Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the Guaranteed Obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Issuer or any other person under this Indenture, the Notes or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (d) the release of any security held by any Holder for the Guaranteed Obligations; (e) the failure of any Holder to exercise any right or remedy against any other Guarantor; (f) any change in the ownership of the Issuer; (g) any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations; or (h) any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

Each Guarantor agrees that its Guarantee herein shall remain in full force and effect until payment in full of all the Guaranteed Obligations or such Guarantor is released from its Guarantee in compliance with Section 10.2, Article VIII or Article XI. Each Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of, premium, if any, interest on any of the Guaranteed Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Issuer or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Issuer to pay any of the Guaranteed Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee on behalf of the Holders an amount equal to the sum of (i) the unpaid amount of such Guaranteed Obligations then due and owing and (ii) accrued and unpaid interest on such Guaranteed Obligations then due and owing (but only to the extent not prohibited by law) (including interest accruing after the filing of any petition in bankruptcy or the commencement of any insolvency, reorganization or like proceeding relating to the Issuer or any Guarantor whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).

Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in this Indenture for the purposes of its Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby and (y) in the event of any such declaration of acceleration of such Guaranteed Obligations, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purposes of this Guarantee.

Each Guarantor also agrees to pay any and all fees, costs and expenses (including attorneys' fees and expenses) incurred by the Trustee, the Notes Collateral Agent or the Holders in enforcing any rights under this Section 10.1.

SECTION 10.2.   Limitation on Liability; Termination, Release and Discharge.

(a)   Any term or provision of this Indenture to the contrary notwithstanding, the obligations of each Guarantor hereunder will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance, fraudulent transfer or unjust preferences under federal, foreign, state or provincial law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(b)   Any Note Guarantee of a Guarantor shall be automatically and unconditionally released and discharged upon:

(1)   a sale, exchange, transfer or other disposition (including by way of merger, amalgamation, consolidation, dividend distribution or otherwise) of the Capital Stock of such Guarantor after which such Guarantor is no longer a Restricted Subsidiary or the sale, exchange, transfer or other disposition, of all or substantially all of the assets of the Guarantor to a Person other than to the Company or a Restricted Subsidiary and as otherwise permitted by this Indenture;

(2)   the designation in accordance with this Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3)   defeasance or discharge of the Notes pursuant to Article VIII or <u>Article IX</u>;

(4)   such Guarantor being (or being substantially concurrently) released or discharged from all of (i) its obligations under all of its Guarantees of payment by the Company of any Indebtedness of the Company under the Credit Agreement or (ii) in the case of a Note Guarantee made by a Guarantor as a result of its guarantee of other Indebtedness of the Company or a Guarantor pursuant to <u>Section 3.7</u> by the Company or the applicable Guarantor of the relevant Indebtedness, except in the case of either <u>Section 10.2(b)(4)(i)</u> or <u>Section 10.2(b)(4)(ii)</u>, a release as a result of payment under such Guarantee (it being understood that a release subject to a contingent reinstatement is still considered a release, and if any such Indebtedness in the case of <u>Section 10.2(b)(4)(i)</u> or <u>Section 10.2(b)(4)(ii)</u> is so reinstated, such Note Guarantee shall also be reinstated);

(5)   upon the merger, amalgamation or consolidation of any Guarantor with and into the Company or another Guarantor or upon the liquidation of such Guarantor, in each case, in compliance with the applicable provisions of this Indenture;

(6)   upon the achievement of Investment Grade Status by the Notes; *provided* that such Note Guarantee shall be reinstated upon the Reversion Date; and

(7)   as described under <u>Article IX</u>.

<u>SECTION 10.3.</u>   <u>Right of Contribution</u>.

Each Guarantor hereby agrees that to the extent that any Guarantor shall have paid more than its proportionate share of any payment made on the obligations under the Guarantees, such Guarantor shall be entitled to seek and receive contribution from and against the Issuer or any other Guarantor who has not paid its proportionate share of such payment. The provisions of this <u>Section 10.3</u> shall in no respect limit the obligations and liabilities of each Guarantor to the Trustee and the Holders and each Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

<u>SECTION 10.4.</u>   <u>No Subrogation</u>.

Notwithstanding any payment or payments made by each Guarantor hereunder, no Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any Holder against the Issuer or any other Guarantor or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guaranteed Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Issuer or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Issuer on account of the Guaranteed Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Guaranteed Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Guaranteed Obligations.

ARTICLE XI

SATISFACTION AND DISCHARGE

SECTION 11.1.   Satisfaction and Discharge.

This Indenture will be discharged and cease to be of further effect (except as to surviving rights of transfer or exchange of the Notes and rights of the Trustee, as expressly provided for herein) as to all Notes issued hereunder when:

(1)   either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes that have been replaced or paid and certain Notes for the payment of which money has theretofore been deposited in trust and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable by reason of the making of a notice of redemption or otherwise, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(2)   the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in Dollars, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; *provided* that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption, and any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(3)   no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to this Indenture or the Notes issued hereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, the Credit Facilities or any other material agreement or instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)   the Company has paid or caused to be paid all other sums payable under this Indenture;

(5)   the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that all conditions precedent under this Section 11.1 relating to the satisfaction and discharge of this Indenture have been complied with, *provided* that any such counsel may rely on any Officer's Certificate as to matters of fact (including as to compliance with the foregoing Section 11.1(1), Section 11.1(2) and Section 11.1(3)); and

(6)   the Company has delivered irrevocable instructions to the Trustee to apply the deposited money in Dollars toward the payment of such Notes issued hereunder at maturity or the redemption date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, the Issuer's obligations to the Trustee in Section 7.6 hereof and, if money in Dollars has been deposited with the Trustee pursuant to Section 11.1(2), the provisions of Section 11.2 and Section 8.6 hereof will survive.

SECTION 11.2.   Application of Trust Money.

Subject to the provisions of Section 8.6 hereof, all money in Dollars or U.S. Government Obligations deposited with the Trustee pursuant to Section 11.1 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium) and interest for whose payment such money in Dollars or U.S. Government

Obligations has been deposited with the Trustee; but such money in Dollars or U.S. Government Obligations need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 11.1 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Issuer's and any Guarantor's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.1 hereof; *provided* that if the Issuer have made any payment of principal of, premium or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE XII

COLLATERAL

SECTION 12.1.   Security Documents.

The due and punctual payment of the principal of, premium (if any) and interest on the Notes when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and the performance of all other Obligations of the Issuer and the Guarantors to the Holders, the Trustee or the Notes Collateral Agent under this Indenture, the Notes, the Note Guarantees, and the Security Documents, according to the terms hereunder or thereunder, shall be secured as provided in the Security Documents (upon the entry into such documents), which define the terms of the Liens that secure Notes Obligations, subject to the terms of the Intercreditor Agreement. The Trustee, the Issuer and the Guarantors hereby acknowledge and agree that the Notes Collateral Agent holds the Collateral in trust for the benefit of the Holders, the Trustee and the Notes Collateral Agent and pursuant to the terms of the Security Documents and the Intercreditor Agreement. Each Holder, by accepting a Note, consents and agrees to the terms of the Security Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral) and the Intercreditor Agreement, as each may be in effect or may be amended from time to time in accordance with their terms and this Indenture, and authorizes and directs the Notes Collateral Agent to enter into the Security Documents and the Intercreditor Agreement prior to, on or following the Issue Date, and the Security Documents and the Intercreditor Agreement at any time after the Issue Date, if applicable, and to perform its obligations and exercise its rights thereunder in accordance therewith. On or following the Issue Date, but in any event no later than 90 days after the Issue Date or as promptly as reasonably practicable thereafter (or, to the extent the Credit Obligations are outstanding, such longer period as the Administrative Agent may agree) and subject to the Intercreditor Agreement, the Issuer and the Guarantors shall execute, file or cause the filing of any and all further documents, financing statements (including continuation statements and amendments to financing statements), agreements and instruments, and take all further action that may be required under applicable law in order to grant, preserve, maintain, protect and perfect (or continue the perfection of) the validity and priority of the Liens and security interests created or intended to be created by the Security Documents in the Collateral and cause the Collateral Requirement to be and remain satisfied; provided that to the extent a lien on Collateral that may be perfected solely by (i) the filing of a financing statement under and in connection with the UCC, (ii) by intellectual property filings with the United States Patent and Trademark Office and the United States Copyright Office and (iii) a pledge of the certificated equity interests that constitute Collateral by the delivery of a stock or equivalent certificate together with a stock power or similar instrument of transfer endorsed in blank, such Lien shall be granted and perfected on the Issue Date; provided, further, that for so long as there are outstanding any Credit Obligations, no actions shall be required to be taken with respect to the perfection of the security interests in the Collateral to the extent such actions are not required to be taken with respect to the Credit Agreement.

SECTION 12.2.   Release of Collateral.

(a)   The Company and the Guarantors will be entitled to the release of property and other assets constituting Collateral from the Liens securing the Notes and the First Lien Obligations under any one or more of the following circumstances, upon the occurrence of which, such release shall be automatic:

(1)   to enable the Company and/or one or more Guarantors to consummate the sale, transfer or other disposition (including by the termination of capital leases or the repossession of the leased property in a capital lease by the lessor) of such property or assets (to a Person that is not the Company or a Subsidiary of the Company) to the extent permitted by Section 3.5 and under the Security Documents;

(2)   in the case of a Guarantor that is released from its Guarantee with respect to the Notes pursuant to the terms of this Indenture (including, for the avoidance of doubt, by designation as an Unrestricted Subsidiary pursuant to Section 3.17), the release of the property and assets of such Guarantor;

(3)   [reserved];

(4)   the release of Collateral Excess Proceeds or Excess Proceeds that remain unexpended after the conclusion of an Asset Disposition Offer or a Collateral Asset Disposition Offer conducted in accordance with this Indenture; and

(5)   as described under Article IX.

(b)   The Liens on all or part of the Collateral securing the Notes and the Guarantees also will be automatically released:

(1)   upon payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Indenture, the Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(2)   upon a Legal Defeasance or Covenant Defeasance under this Indenture as described under Section 8.2 and Section 8.3 hereof, or a discharge of this Indenture as described under Section 11.1 hereof;

(3)   pursuant to the Security Documents or the Intercreditor Agreement described above; or

(4)   upon any release or termination of the Lien on such property securing the Credit Obligations, except in the case of this clause (4) a release or termination as a result of payment in full of the Credit Obligations.

(c)   [reserved].

(d)   Liens on any property granted to or held by the Notes Collateral Agent under any Security Document will be automatically subordinated to the same extent such Lien is subordinated by the Designated First Lien Representative under any First Lien Security Document.

(e)   With respect to any release of Collateral, upon receipt of an Officer's Certificate stating that all conditions precedent under this Indenture, the Security Documents and the Intercreditor Agreement, as applicable, to such release have been met and that it is permitted for the Trustee and/or Notes Collateral Agent to execute and deliver the documents requested by the Issuer in connection with such release and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer, the Trustee and the Notes Collateral Agent shall, execute, deliver and/or acknowledge (at the Issuer's expense) such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents or the Intercreditor Agreement and shall do or cause to be done (at the Issuer's expense) all acts reasonably requested of them to release such Lien as soon as is reasonably practicable. Neither the Trustee nor the Notes Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer's Certificate, and notwithstanding any term hereof or in any Notes Document or in the Intercreditor Agreement to the contrary, the Trustee and the

Notes Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer's Certificate, upon which it shall be entitled to conclusively rely. For the avoidance of doubt, no Opinion of Counsel shall be required to be provided in connection with any such release of Collateral.

SECTION 12.3. Suits to Protect the Collateral.

Subject to the provisions of Article VII and the Security Documents and the Intercreditor Agreement, the Trustee may or may direct the Notes Collateral Agent to take all actions it determines in order to:

(a) enforce any of the terms of the Security Documents; and

(b) collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Security Documents and the Intercreditor Agreement, the Trustee and the Notes Collateral Agent shall have the power to institute and to maintain such suits and proceedings as the Trustee or the Notes Collateral Agent may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Documents or this Indenture, and such suits and proceedings as the Trustee or the Notes Collateral Agent may determine to preserve or protect its interests and the interests of the Holders in the Collateral. Nothing in this Section 12.3 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Notes Collateral Agent.

SECTION 12.4. Authorization of Receipt of Funds by the Trustee Under the Security Documents.

Subject to the provisions of the Intercreditor Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture.

SECTION 12.5. Purchaser Protected.

In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Notes Collateral Agent or the Trustee to execute the applicable release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article XII to be sold be under any obligation to ascertain or inquire into the authority of the Issuer or the applicable Guarantor to make any such sale or other transfer.

SECTION 12.6. Powers Exercisable by Receiver or Trustee.

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XII upon the Issuer or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or a Guarantor or of any Officer or Officers thereof required by the provisions of this Article XII; and if the Trustee or the Notes Collateral Agent shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee or the Notes Collateral Agent.

SECTION 12.7. Notes Collateral Agent.

(a) The Trustee and each of the Holders by acceptance of the Notes hereby designates and appoints the Notes Collateral Agent as its agent under this Indenture, the Security Documents and the Intercreditor Agreement, and the Issuer and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Notes Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Security

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Documents and the Intercreditor Agreement, and to exercise such powers and perform such duties as are expressly delegated to the Notes Collateral Agent by the terms of this Indenture, the Security Documents and the Intercreditor Agreement, and consents and agrees to the terms of the Intercreditor Agreement and each Notes Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Notes Collateral Agent agrees to act as such on the express conditions contained in this Section 12.7. Each Holder agrees that any action taken by the Notes Collateral Agent in accordance with the provisions of this Indenture, the Intercreditor Agreement and the Security Documents, and the exercise by the Notes Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Security Documents and the Intercreditor Agreement, the duties of the Notes Collateral Agent shall be ministerial and administrative in nature, and the Notes Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the Security Documents and the Intercreditor Agreement, to which the Notes Collateral Agent is a party, nor shall the Notes Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder or any Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Security Documents and the Intercreditor Agreement, or otherwise exist against the Notes Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" in this Indenture with reference to the Notes Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)   The Notes Collateral Agent may perform any of its duties under this Indenture, the Security Documents or the Intercreditor Agreement by or through receivers, agents, employees, attorneys-in-fact or with respect to any specified Person, such Person's Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates (a "Related Person"), and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Notes Collateral Agent shall not be responsible for the negligence or misconduct of any receiver, agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made in good faith and with due care.

(c)   The Notes Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it in good faith to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Issuer or any other Grantor), independent accountants and other experts and advisors selected by the Notes Collateral Agent. The Notes Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. The Notes Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Security Documents or the Intercreditor Agreement unless it shall first receive such advice or concurrence of the Trustee or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified to its satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Notes Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture, the Security Documents or the Intercreditor Agreement in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(d)   The Notes Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Trust Officer of the Notes Collateral Agent shall have received written notice from the Trustee or the Issuer referring to this Indenture, describing such Default or Event of Default and stating that such notice is a "notice of default." The Notes Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article VI or the Holders of a majority in aggregate principal amount of the Notes (subject to this Section 12.7).

(e)   The Notes Collateral Agent may resign at any time by 30 days' written notice to the Trustee and the Issuer, such resignation to be effective upon the acceptance of a successor agent to its appointment as Notes Collateral Agent. If the Notes Collateral Agent resigns under this Indenture, the Issuer shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Notes Collateral Agent (as stated in the notice of resignation), the Trustee, at the direction of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, may appoint a successor collateral agent, subject to the consent of the Issuer (which consent shall not be unreasonably withheld and which shall not be required during a continuing Event of Default pursuant to Section 6.1(a)(1), Section 6.1(a)(2), Section 6.1(a)(7), Section 6.1(a)(8), Section 6.1(a)(9) or Section 6.1(a)(10)). If no successor collateral agent is appointed and consented to by the Issuer pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation) the Notes Collateral Agent shall be entitled to petition a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Notes Collateral Agent, and the term "Notes Collateral Agent" shall mean such successor collateral agent, and the retiring Notes Collateral Agent's appointment, powers and duties as the Notes Collateral Agent shall be terminated. After the retiring Notes Collateral Agent's resignation hereunder, the provisions of this Section 12.7 (and Section 7.6 hereof) shall continue to inure to its benefit and the retiring Notes Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Notes Collateral Agent under this Indenture.

(f)   U.S. Bank National Association shall initially act as Notes Collateral Agent and shall be authorized to appoint co-Notes Collateral Agents as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Security Documents or the Intercreditor Agreement, neither the Notes Collateral Agent nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Notes Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Notes Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence or willful misconduct.

(g)   The Notes Collateral Agent is authorized and directed to (i) enter into the Security Documents to which it is party, whether executed on or after the Issue Date, (ii) enter into the Intercreditor Agreement on the Issue Date, (iii) make the representations of the Holders set forth in the Security Documents or the Intercreditor Agreement, (iv) bind the Holders on the terms as set forth in the Security Documents or the Intercreditor Agreement and (v) perform and observe its obligations under the Security Documents and the Intercreditor Agreement.

(h)   If at any time or times the Trustee shall receive (i) by payment, foreclosure, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Notes Collateral Agent pursuant to the terms of this Indenture, or (ii) payments from the Notes Collateral Agent in excess of the amount required to be paid to the Trustee pursuant to Article VI, the Trustee shall promptly turn the same over to the Notes Collateral Agent, in kind, and with such endorsements as may be required to negotiate the same to the Notes Collateral Agent such proceeds to be applied by the Notes Collateral Agent pursuant to the terms of this Indenture, the Security Documents and the Intercreditor Agreement.

(i)   The Notes Collateral Agent is each Holder's agent for the purpose of perfecting the Holders' security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code, can be perfected only by possession. Should the Trustee obtain possession of any such Collateral, upon request from the Issuer, the Trustee shall notify the Notes Collateral Agent thereof and promptly shall deliver such Collateral to the Notes

Collateral Agent or otherwise deal with such Collateral in accordance with the Notes Collateral Agent's instructions.

(j)　　The Notes Collateral Agent shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by any Grantor or is cared for, protected, or insured or has been encumbered, or that the Notes Collateral Agent's Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or the Grantor's property constituting Collateral intended to be subject to the Lien and security interest of the Security Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Notes Collateral Agent pursuant to this Indenture, the Notes, any Security Document or the Intercreditor Agreement other than pursuant to the instructions of the Holders of a majority in aggregate principal amount of the Notes or as otherwise provided in the Security Documents.

(k)　　If the Issuer or any Guarantor (i) incurs any obligations in respect of First Lien Obligations or obligations with a Junior Lien Priority at any time when no applicable intercreditor agreement is in effect or at any time when Indebtedness constituting First Lien Obligations or obligations with a Junior Lien Priority entitled to the benefit of an existing intercreditor agreement is concurrently retired, and (ii) delivers to the Trustee and the Notes Collateral Agent an Officer's Certificate so stating and requesting the Trustee and Notes Collateral Agent, if applicable, to enter into an intercreditor agreement (on substantially the same terms as the applicable intercreditor agreement) in favor of a designated agent or representative for the holders of the First Lien Obligations or obligations with a Junior Lien Priority so incurred, together with an Opinion of Counsel, the Notes Collateral Agent and Trustee, if applicable, shall (and is hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Issuer, including legal fees and expenses of the Trustee and Notes Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(l)　　No provision of this Indenture, the Intercreditor Agreement or any Notes Document shall require the Notes Collateral Agent (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or the Trustee in the case of the Notes Collateral Agent) unless it shall have received indemnity satisfactory to the Notes Collateral Agent and the Trustee against potential costs and liabilities incurred by the Notes Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the Intercreditor Agreement or the Security Documents, in the event the Notes Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Notes Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Notes Collateral Agent has determined that the Notes Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances. The Notes Collateral Agent shall at any time be entitled to cease taking any action described in this Section 12.7(l) if it no longer reasonably deems any indemnity, security or undertaking from the Issuer or the Holders to be sufficient.

(m)　　The Notes Collateral Agent (i) shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the Intercreditor Agreement and the Security Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Notes Collateral Agent may agree in writing with the Issuer (and money held in trust by the Notes Collateral Agent need not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection. The grant of permissive rights or powers to the Notes Collateral Agent shall not be construed to impose duties to act.

(n)　　[reserved].

(o)   The Notes Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Issuer or any other Grantor under this Indenture, the Intercreditor Agreement and the Security Documents. The Notes Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in this Indenture, the Security Documents, the Intercreditor Agreement or in any certificate, report, statement, or other document referred to or provided for in, or received by the Notes Collateral Agent under or in connection with, this Indenture, the Intercreditor Agreement or any Notes Document; the execution, validity, genuineness, effectiveness or enforceability of the Intercreditor Agreement and any Security Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the Intercreditor Agreement and the Security Documents. The Notes Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Intercreditor Agreement and the Security Documents, or the satisfaction of any conditions precedent contained in this Indenture, the Intercreditor Agreement and any Security Documents. The Notes Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Intercreditor Agreement and the Security Documents unless expressly set forth hereunder or thereunder. The Notes Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of this Indenture, the Security Documents and the Intercreditor Agreement.

(p)   The parties hereto and the Holders hereby agree and acknowledge that neither the Notes Collateral Agent nor the Trustee shall assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the Intercreditor Agreement, the Security Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreement, if any, and the Security Documents, the Notes Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Notes Collateral Agent in the Collateral and that any such actions taken by the Notes Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral.

(q)   The Notes Collateral Agent is hereby authorized to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustee, any Security Document or amendment or supplement thereto to be executed after the Issue Date; *provided* that the Notes Collateral Agent shall not be required to execute or enter into any such Security Document which, in the Notes Collateral Agent's reasonable opinion is reasonably likely to adversely affect the rights, duties, liabilities or immunities of the Notes Collateral Agent or that the Notes Collateral Agent determines is reasonably likely to involve the Notes Collateral Agent in personal liability. The Holders, by their acceptance of the Notes, hereby authorize and direct the Notes Collateral Agent to execute such Security Documents (subject to the first sentence of this Section 12.7(q)).

(r)   Subject to the provisions of the applicable Security Documents and the Intercreditor Agreement, each Holder, by acceptance of the Notes, agrees that the Notes Collateral Agent shall execute and deliver the Intercreditor Agreement and the Security Documents to which it is a party and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof. For the avoidance of doubt, the Notes Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreement or the Security Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable. Each Holder, by acceptance of the Notes, authorizes and directs the Trustee to execute and deliver the Intercreditor Agreement, in its capacity as Authorized Representative (as defined therein) and all agreements, documents and instruments incidental to each of the foregoing, and act in accordance with the respective terms thereof.

(s)   After the occurrence and continuance of an Event of Default, the Trustee, acting at the direction of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, may direct the Notes Collateral Agent in connection with any action required or permitted by this Indenture, the Security Documents or the Intercreditor Agreement.

(t)   The Notes Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents or the Intercreditor Agreement and to the extent not prohibited under the Intercreditor Agreement for turnover to the Trustee to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 6.10 and the other provisions of this Indenture.

(u)   In each case that the Notes Collateral Agent may or is required hereunder or under any Security Document or the Intercreditor Agreement to take any action (an "Action"), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any Notes Document or the Intercreditor Agreement, the Notes Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes or in the case of a release of Collateral pursuant to Section 9.2. The Notes Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. If the Notes Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Notes Collateral Agent shall be entitled to refrain from such Action unless and until the Notes Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Notes Collateral Agent shall not incur liability to any Person by reason of so refraining.

(v)   [reserved].

(w)   Before the Notes Collateral Agent acts or refrains from acting in each case at the request or direction of the Issuer or the Guarantors, other than as set forth in this Indenture, it may require an Officer's Certificate and an Opinion of Counsel, which shall conform to the provisions of this Section 12.7 and Section 13.2 hereof. The Notes Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(x)   Notwithstanding anything to the contrary contained herein, the Notes Collateral Agent shall act pursuant to the instructions of the Holders and the Trustee with respect to the Security Documents and the Collateral, except as otherwise set forth in the Intercreditor Agreement.

(y)   The rights, privileges, benefits, immunities, indemnities and other protections given to the Trustee are extended to, and shall be enforceable by, the Notes Collateral Agent as if the Notes Collateral Agent were named as the Trustee herein and the Security Documents were named as this Indenture herein. The Notes Collateral Agent shall be entitled to compensation, reimbursement and indemnity as set forth in Section 7.6, as if references therein to Trustee were references to Notes Collateral Agent.

ARTICLE XIII

MISCELLANEOUS

SECTION 13.1.   Notices.

Any notice, request, direction, consent or communication made pursuant to the provisions of this Indenture or the Notes shall be in writing and delivered in person, sent by facsimile, sent by electronic mail in pdf format, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows:

if to the Issuer or to any Guarantor:

Ryan Specialty Group, LLC
Prudential Plaza
Suite 4600
180 North Stetson Avenue
Chicago, Illinois 60601
Attention: General Counsel & Chief Financial Officer
Facsimile: (312) 784-6002

with a copy to:

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Facsimile: (212) 834-6081

Kirkland & Ellis LLP
300 N. LaSalle
Chicago, IL 60654
Attention: Robert Goedert, P.C.
                  Craig J. Garvey
Facsimile:(312) 862-2200

if to the Trustee and the Notes Collateral Agent, at its corporate trust office, which corporate trust office for purposes of this Indenture is at the date hereof located at:

U.S. Bank National Association, as Trustee and Notes Collateral Agent
US Bank Global Corporate Trust
333 Commerce Street, Suite 800
Nashville, Tennessee 37201
Attention: Wally Jones, CCTS, CCTP; Vice President
Telecopy: 615-251-0737

with a copy to:

Waller Lansden Dortch & Davis, LLP
511 Union St., Suite 2700
Nashville, TN 37219
Attention: Beth Vessel
Facsimile: (615) 244-6804

The Issuer, the Trustee or the Notes Collateral Agent, by written notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices to Holders of Notes will be validly given if electronically delivered or mailed to them at their respective addresses in the register of the Holders, if any, maintained by the registrar. For so long as any Notes are represented by global notes, all notices to Holders will be delivered to DTC in accordance with the applicable procedures of DTC, delivery of which shall be deemed to satisfy the requirements of this paragraph, which will give such notices to the Holders of book-entry interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; *provided* that, if notices are mailed, such notice shall be deemed to have been given on the earlier of such publication and the fifth day after being so mailed. Any notice or communication sent to a Holder shall be electronically delivered to such Holder or mailed to such Holder at the Holder's address as it appears in the Notes Register by first-class mail or other equivalent means and shall be sufficiently given to such Holder if so sent within the time prescribed. Failure to electronically deliver or mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is electronically delivered or mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption or purchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC (or its designee) pursuant to the standing instructions from DTC or its designee.

All notices, approvals, consents, requests and any communications under this Indenture must be in writing (*provided* that any communication sent to the Trustee must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to the Trustee by the Company)), in English. The party providing electronic instructions agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

SECTION 13.2.   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer or any of the Guarantors to the Trustee and/or the Notes Collateral Agent to take or refrain from taking any action under this Indenture, the Issuer or such Guarantor, as the case may be, shall furnish to the Trustee or, if such action relates to a Notes Document or an Intercreditor Agreement, the Notes Collateral Agent:

(1)   an Officer's Certificate in form reasonably satisfactory to the Trustee or the Notes Collateral Agent, as applicable (which shall include the statements set forth in Section 13.3 hereof) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(2)   an Opinion of Counsel in form reasonably satisfactory to the Trustee or the Notes Collateral Agent, as applicable (which shall include the statements set forth in Section 13.3 hereof) stating that, in the opinion of such counsel, all such conditions precedent have been satisfied and all covenants have been complied with.

SECTION 13.3.   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture:

(1)   a statement that the individual making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

In giving such Opinion of Counsel, counsel may rely as to factual matters on an Officer's Certificate or on certificates of public officials.

SECTION 13.4.   When Notes Disregarded.

In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, any Guarantor or any Affiliate of them shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.

SECTION 13.5.   Rules by Trustee, Paying Agent and Registrar.

The Trustee may make reasonable rules for action by, or at meetings of, Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 13.6.   Legal Holidays.

A "Legal Holiday" is a Saturday, a Sunday or other day on which commercial banking institutions are authorized or required to be closed in New York, New York or the jurisdiction of the place of payment. If a payment date or a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

SECTION 13.7.   Governing Law.

THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER AND HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 13.8.   Jurisdiction.

The Issuer and the Guarantors agree that any suit, action or proceeding against the Issuer or any Guarantor brought by any Holder, the Trustee or the Notes Collateral Agent arising out of or based upon this Indenture, the Guarantee or the Notes may be instituted in any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof, and each of them irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuer and the Guarantors irrevocably waive, to the fullest extent permitted by law, any objection to any suit, action, or proceeding that may be brought in connection with this Indenture, the Guarantee or the Notes, including such actions, suits or proceedings relating to securities laws of the United States of America or any state thereof, in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Issuer and the Guarantors agree that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Issuer or the Guarantors, as the case may be, and may be enforced in any court to the jurisdiction of which the Issuer or the Guarantors, as the case may be, are subject by a suit upon such judgment.

SECTION 13.9.   Waivers of Jury Trial.

EACH OF THE ISSUER, THE GUARANTORS, THE NOTES COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST

EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE GUARANTEES AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 13.10. USA PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee and the Notes Collateral Agent, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this Indenture agree that they will provide the Trustee and the Notes Collateral Agent with such information as it may request in order to satisfy the requirements of the USA PATRIOT Act.

SECTION 13.11. No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

SECTION 13.12.   Successors.

All agreements of the Issuer and each Guarantor in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee and the Notes Collateral Agent in this Indenture shall bind their respective successors. Upon the transfer of all or substantially all of the corporate trust business of the Trustee, the transferee shall automatically succeed to the Trustee's capacity as Trustee and Notes Collateral Agent.

SECTION 13.13.   Multiple Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. In furtherance of the foregoing, the words "execution", "signed", "signature", "delivery" and words of like import in or relating to any document to be signed in connection with this Indenture and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, "Electronic Signature" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record.

SECTION 13.14.   Table of Contents; Headings.

The table of contents, cross-reference table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 13.15.   Force Majeure.

In no event shall the Trustee or the Notes Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Trustee and Notes Collateral Agent shall use reasonable best efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

SECTION 13.16.   Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 13.17.   Waiver of Immunities.

To the extent that the Issuer or any Guarantor or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Indenture, the Notes or the Note Guarantees, the Issuer and each Guarantor hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

SECTION 13.18.   Judgment Currency.

The Issuer and each Guarantor agrees to indemnify the recipient against any loss incurred by such recipient as a result of any judgment or order being given or made against the Issuer or any Guarantor for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than Dollars and as a result of any variation as between (i) the rate of exchange at which the Dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange in The City of New York at which such party on the date of payment of such judgment or order is able to purchase Dollars with the amount of the Judgment Currency actually received by such party if such party had utilized such amount of Judgment Currency to purchase Dollars as promptly as practicable upon such party's receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and each Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 13.19.   Intercreditor Agreement.

Reference is made to the Intercreditor Agreement. Each Holder, by its acceptance of a Note, (a) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (b) authorizes and instructs the Trustee and the Notes Collateral Agent to enter into the Intercreditor Agreement as Trustee and as Notes Collateral Agent, as the case may be, and on behalf of such Holder, including without limitation, making the representations of the Holders contained therein. The foregoing provisions are intended as an inducement to the lenders under the Credit Agreement to extend credit and such lenders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

[Signature on following pages]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed all as of the date and year first written above.

RYAN SPECIALTY GROUP, LLC

By: /s/ Patrick G. Ryan
      Name: Patrick G. Ryan
      Title: Chief Executive Officer

Guarantors:

RYAN SPECIALTY GROUP SERVICES, LLC

RSG GROUP PROGRAM ADMINISTRATOR, LLC

RYAN SERVICES GROUP, LLC

RSG SPECIALTY, LLC

INTERNATIONAL FACILITIES INSURANCE SERVICES, INC.

RSG UNDERWRITING MANAGERS, LLC

GLOBAL SPECIAL RISKS, LLC

SMOOTH WATERS, LLC

JEM UNDERWRITING MANAGERS, LLC

CONCORD SPECIALTY RISK OF CANADA, LLC

SAFE WATERS OF LATIN AMERICA, LLC

CAPITAL BAY UNDERWRITING, LLC

TRIDENT MARINE MANAGERS, LLC

INDEPENDENT CLAIM SERVICES, LLC

ALL RISKS, LLC

ALL RISKS SPECIALTY, LLC

By: /s/ Noah S. Angeletti
      Name: Noah S. Angeletti
      Title: Senior Vice President, Treasurer

RSG PLATFORM, LLC

STETSON INSURANCE
FUNDING, LLC

By: /s/ Noah S. Angeletti
      Name: Noah S. Angeletti
      Title: Senior Vice
      President, Treasurer

WINDWARD SPECIALTY, A SERIES OF RSG
UNDERWRITING MANAGERS, LLC

SAFEWATERS OF LATIN AMERICA, LLC

WINDWARD SPECIALTY, A
SERIES OF RSG
UNDERWRITING
MANAGERS, LLC

SAFEWATERS OF LATIN
AMERICA, LLC

By: /s/ Jeremiah Bickham
      Name: Jeremiah Bickham
      Title: Senior Vice
      President, Treasurer

CONCORD SPECIALTY RISK, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

EMERGIN RISK, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

TECHNICAL RISK UNDERWRITERS, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

LIFE SCIENCE RISK, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

SAPPHIRE BLUE, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

POWER ENERGY RISK, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

WKFC UNDERWRITING MANAGERS, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

CORPRO UNDERWRITING MANAGERS, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

CORRISK SOLUTIONS, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

INTERSTATE INSURANCE MANAGEMENT, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

IRWIN SIEGEL AGENCY, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

SAFEWATERS UNDERWRITING MANAGERS, A SERIES OF RSG UNDERWRITING MANAGERS, LLC

SUITELIFE UNDERWRITING MANAGERS, A SERIES OF

RSG UNDERWRITING
MANAGERS, LLC

TRIDENT MARINE
MANAGERS, A SERIES OF
RSG UNDERWRITING
MANAGERS, LLC

INTERNATIONAL
SPECIALTY INSURANCE, A
SERIES OF RSG
UNDERWRITING
MANAGERS, LLC

RSG STARTPOINT
EXECUTIVE RISKS US, A
SERIES OF RSG
UNDERWRITING
MANAGERS, LLC

RSG TRANSACTIONAL
RISKS US, A SERIES OF RSG
UNDERWRITING
MANAGERS, LLC

By: /s/ Noah S. Angeletti
     Name: Noah S. Angeletti
     Title: Treasurer

U.S. Bank National Association,
as Trustee and as Notes Collateral Agent

By: /s/ Wally Jones
            Name: Wally Jones
            Title: Vice President

[FORM OF FACE OF GLOBAL RESTRICTED NOTE]
[Applicable Restricted Notes Legend]
[Global Note Legend, if applicable]
[Temporary Regulation S Legend, if applicable]

No. [___]   Principal Amount $ [as revised by the Schedule of
                                                 Increases and Decreases in Global Note attached hereto][1]
                                                 CUSIP NO.[2] _____
                                                 ISIN NO.[3] _____

RYAN SPECIALTY GROUP, LLC

4.375% Senior Secured Notes due 2030

        Ryan Specialty Group, LLC, a Delaware corporation (the "Issuer"), promises to pay to [Cede & Co.],[4] or its registered assigns, the principal sum of $ U.S. dollars, [as revised by the Schedule of Increases and Decreases in Global Note attached hereto],[5] on February 1, 2030.

        Interest Payment Dates: February 1 and August 1, commencing on August 1, 2022

        Record Dates: January 15 and July 15

        Additional provisions of this Note are set forth on the other side of this Note.

---

[1] Insert in Global Notes only.
[2] For 144A Global Notes, the CUSIP is 78351MAA0. For Reg S Global Notes, the CUSIP is U7503MAA3.
[3] For 144A Global Notes, the ISIN is US78351MAA09. For Reg S Global Notes, the ISIN is USU7503MAA37.
[4] Insert in Global Notes only.
[5] Insert in Global Notes only.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

RYAN SPECIALTY GROUP,
LLC

By: _____
     Name:
     Title:

TRUSTEE CERTIFICATE OF AUTHENTICATION

       This Note is one of the 4.375% Senior Secured Notes due 2030 referred to in the within-mentioned Indenture.


U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: _____
      Authorized Signatory


Dated: _____

[FORM OF REVERSE SIDE OF NOTE]
RYAN SPECIALTY GROUP, LLC
4.375% SENIOR SECURED NOTES DUE 2030

Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture.

1.   Interest

The Issuer promises to pay interest on the principal amount of this Note at 4.375% per annum from February 3, 2022 until maturity. The Issuer will pay interest semi-annually in arrears every February 1 and August 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an "Interest Payment Date"). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; *provided*, that the first Interest Payment Date shall be August 1, 2022. The Issuer shall pay interest on overdue principal at the rate specified herein, and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

2.   Method of Payment

By no later than 11:00 a.m. (New York City time) on the date on which any principal of, premium, if any, or interest, on any Note is due and payable, the Issuer shall deposit with the Paying Agent a sum sufficient in immediately available funds to pay such principal, premium, interest when due. Interest on any Note which is payable, and is timely paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the preceding January 15 and July 15 at the office or agency of the Issuer maintained for such purpose pursuant to Section 2.3 of the Indenture. The principal of (and premium, if any) and interest on the Notes shall be payable at the office or agency of Paying Agent or Registrar designated by the Issuer maintained for such purpose (which shall initially be the office of the Trustee maintained for such purpose), or at such other office or agency of the Issuer as may be maintained for such purpose pursuant to Section 2.3 of the Indenture; *provided*, however, that, at the option of the Paying Agent, each installment of interest may be paid by (i) check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Notes Register or (ii) wire transfer to an account located in the United States maintained by the payee, subject to the third to the last sentence of this paragraph. Payments in respect of Notes represented by a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depository. Payments in respect of Notes represented by Definitive Notes (including principal, premium, if any, and interest) held by a Holder of at least $1,000,000 aggregate principal amount of Notes represented by Definitive Notes will be made in accordance with the Notes Register, or by wire transfer to a Dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 15 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). If an Interest Payment Date or a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

3.   Paying Agent and Registrar

The Issuer initially appoints U.S. Bank National Association (the "Trustee") as Registrar and Paying Agent for the Notes. The Issuer may change any Registrar or Paying Agent without prior notice to the Holders. The Issuer or any Guarantor may act as Paying Agent, Registrar or transfer agent.

4.   Indenture

The Issuer issued the Notes under an Indenture dated as of February 3, 2022, among the Issuer, the Guarantors named therein and from time to time party thereto, the Trustee and the Notes Collateral Agent (as it may be amended or supplemented from time to time in accordance with the terms thereof, the "Indenture"). The terms of the Notes include those stated in the Indenture. The Notes are subject to all terms and provisions of the Indenture, and Holders are referred to the Indenture for a statement of those terms. In the event of a conflict between the terms of the Notes and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are senior secured obligations of the Issuer. The aggregate principal amount of Notes that may be authenticated and delivered under the Indenture is unlimited. This Note is one of the 4.375% Senior Secured Notes due 2030 referred to in the Indenture. The Notes include (i) $400,000,000 principal amount of the Issuer's 4.375% Senior Secured Notes due 2030 issued under the Indenture on February 3, 2022 (the "Initial Notes") and (ii) if and when issued, additional Notes that may be issued from time to time under the Indenture subsequent to February 3, 2022 (the "Additional Notes") as provided in Section 2.1(a) of the Indenture. The Initial Notes and the Additional Notes, to the maximum extent possible, shall be considered collectively as a single class for all purposes of the Indenture; *provided* that the Additional Notes will not be issued with the same CUSIP as the existing Notes unless such Additional Notes are fungible with the existing Notes for U.S. federal income tax purposes or if the Company otherwise determines that any Additional Notes should be differentiated from the Initial Notes. The Additional Notes can be issued without the consent of any Holder, subject to compliance with any covenants set forth in the Indenture. The Indenture imposes certain limitations on the incurrence of indebtedness, the making of restricted payments, the sale of assets, the incurrence of certain liens, the making of payments for consents, permitted activities of the Issuer, the entering into of agreements that restrict distribution from restricted subsidiaries and the consummation of mergers and consolidations. The Indenture also imposes requirements with respect to the provision of financial information and the provision of guarantees of the Notes by certain subsidiaries.

5.   Guarantees

From and after the Issue Date, to guarantee the due and punctual payment of the principal, premium, if any, interest (including post-filing or post-petition interest in any proceeding under Bankruptcy Law) on the Notes and all other amounts payable by the Issuer under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, each Guarantor will unconditionally guarantee (and future guarantors, jointly and severally with the Guarantors, will fully and unconditionally Guarantee) such obligations on a senior secured basis pursuant to the terms of the Indenture.

6.   Redemption

(a) At any time prior to February 1, 2025, the Company may redeem the Notes in whole or in part, at its option, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, at a redemption price (expressed as a percentage of the principal amount of the Notes to be redeemed) equal to 100.000% plus the relevant Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

(b) At any time and from time to time prior to February 1, 2025, the Company may on one or more occasions, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, redeem up to 40.0% of the original principal amount of Notes issued under the Indenture on the Issue Date (together with Additional Notes) at a redemption price (expressed as a percentage of the principal amount of such Notes to be redeemed) equal to 104.375%, plus accrued and unpaid interest, if any, to but excluding, the applicable Redemption Date, subject to the right of Holders of record of the Notes on the relevant record date to receive interest due on the relevant interest payment date, with the Net Cash Proceeds received by the Company from any Equity Offering; *provided* that not less than 50.0% of the original principal amount of the then-outstanding Notes initially issued under the Indenture remains outstanding immediately after the occurrence of each such redemption (including Additional Notes but excluding Notes held by the Company or any of its Restricted Subsidiaries); *provided*, further, that each such redemption occurs not later than 180 days after the date of closing of the related Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under Sections 5.1 through 5.5 of the Indenture.

(c) Except pursuant to clauses (a) and (b) of this paragraph 6, the Notes will not be redeemable at the Company's option prior to February 1, 2025.

(d) At any time and from time to time on or after February 1, 2025, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth in the table below, plus accrued and unpaid interest thereon, if any, to but excluding the applicable Redemption Date, subject to the right of Holders of record of the Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated in the table below:

Year	Percentage
2025	102.188%
2026	101.094%
2027 and thereafter	100.000%

(e) Notwithstanding the foregoing, in connection with any tender offer for the Notes, including a Change of Control Offer, Asset Disposition Offer, Collateral Asset Disposition Offer or Collateral Advance Offer, if Holders of not less than 90.0% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in such tender offer and the Company, or any third party making such tender offer in lieu of the Company, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company or such third party shall have the right upon not less than 10 nor more than 60 days' prior notice, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Notes Register, given not more than 30 days following such purchase date to redeem all Notes that remain outstanding following such purchase at a redemption price equal to the price offered to each other Holder (excluding any early tender or incentive fee) in such tender offer plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to but not including, the date of such redemption. In determining whether the Holders of at least 90% of the aggregate principal amount of the outstanding Notes have validly tendered and not validly withdrawn such Notes in a tender offering, including a Change of Control Offer or Asset Disposition Offer, Notes owned by the Company or its Affiliates or by funds controlled or managed by any Affiliate of the Company, or any successor thereof, shall be deemed to be outstanding for purposes of such tender offer.

(f) Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable Redemption Date.

(g) Any redemption pursuant to this paragraph 6 shall be made pursuant to the provisions of Sections 5.1 through 5.5 of the Indenture.

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.   Repurchase Provisions

If a Change of Control occurs, each Holder will have the right to require the Issuer to repurchase from each Holder all or any part (equal to a minimum denomination of $2,000 principal amount or an integral multiple of $1,000 in excess thereof) of such Holder's Notes at a purchase price in cash equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, to but excluding the date of purchase; *provided* that if the repurchase date is on or after the record date and on or before the corresponding interest payment date, then Holders in whose name the Notes are registered at the close of business on such record date will receive the interest due on the repurchase date, as provided in, and subject to the terms of, the Indenture.

Upon certain Asset Dispositions, the Issuer may be required to use the Excess Proceeds or Collateral Excess Proceeds from such Asset Dispositions to offer to purchase Notes and, at the Issuer's option, certain other Indebtedness out of the Excess Proceeds or Collateral Excess Proceeds, as applicable, in accordance with the procedures set forth in Section 3.5 and in Article V of the Indenture.

8.   Denominations; Transfer; Exchange

The Notes shall be issuable only in fully registered form in minimum denominations of $2,000 principal amount and any integral multiple of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay a sum sufficient to cover any tax and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange of any Note (A) for a period beginning (1) fifteen (15) calendar days before the mailing of a notice of an offer to repurchase or redeem Notes and ending at the close of business on the day of such mailing or (2) fifteen (15) calendar days before an Interest Payment Date and ending on such Interest Payment Date or (B) called for redemption, except the unredeemed portion of any Note being redeemed in part.

9.   Persons Deemed Owners

The registered Holder of this Note may be treated as the owner of it for all purposes.

10.   Unclaimed Money

If money for the payment of principal, premium, if any, interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Issuer at its written request unless an abandoned property law designates another Person to receive such money. After any such payment, Holders entitled to the money must look only to the Issuer and not to the Trustee for payment as general creditors unless an abandoned property law designates another person for payment.

11.   Discharge and Defeasance

Subject to certain exceptions and conditions set forth in the Indenture, the Issuer at any time may terminate some or all of its obligations under the Notes and the Indenture if the Issuer deposits with the Trustee cash in Dollars, U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any and interest on the Notes to redemption or maturity, as the case may be.

12.   Amendment, Supplement, Waiver

Subject to certain exceptions contained in the Indenture, the Indenture, the Notes and the Security Documents may be amended, or a Default thereunder may be waived, with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes. Without notice to or the consent of any Holder, the Issuer, the Guarantors, the Trustee and the Notes Collateral Agent, as applicable, may amend or supplement the Indenture, the Notes and the Security Documents as provided in the Indenture.

13.   Defaults and Remedies

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer or certain Guarantors) occurs and is continuing, the Trustee by written notice to the Issuer or the Holders of at least 30.0% in principal amount of the outstanding Notes by written notice to the Issuer and the Trustee, may declare the principal of and accrued and unpaid interest, and any other monetary obligations on all the Notes to be due and payable immediately. Upon the effectiveness of such declaration, such principal, interest, and other monetary obligations will be due and payable immediately. If a bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (or any group of Restricted Subsidiaries, that taken together as of the date of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries, would constitute a Significant Subsidiary) occurs and is continuing, the principal of and accrued and unpaid interest and any other monetary obligations on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

14.   Trustee Dealings with the Issuer

        Subject to certain limitations set forth in the Indenture, the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, Guarantors or their Affiliates with the same rights it would have if it were not Trustee. In addition, the Trustee shall be permitted to engage in transactions with the Issuer and its Affiliates and Subsidiaries.

15.   No Recourse Against Others

        No director, officer, employee, incorporator or shareholder of the Issuer or any of its Subsidiaries or Affiliates, as such (other than the Issuer and the Guarantors), shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

16.   Authentication

        This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent acting on its behalf) manually signs the certificate of authentication on the other side of this Note.

17.   Abbreviations

        Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with rights of survivorship and not as tenants in common), CUST (= custodian) and U/G/M/A (= Uniform Gift to Minors Act).

18.   CUSIP and ISIN Numbers

        The Issuer has caused CUSIP and ISIN numbers, if applicable, to be printed on the Notes and has directed the Trustee to use CUSIP and ISIN numbers, if applicable, in notices of redemption or purchase as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption or purchase and reliance may be placed only on the other identification numbers placed thereon.

19.   Governing Law

        This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

20.   Security

        From and after the Issue Date, the Notes and the Note Guarantees will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture and the Notes Documents. The Trustee and the Notes Collateral Agent, as the case may be, hold the Collateral in trust for the benefit of the Holders of the Notes, in each case pursuant to the Notes Documents and the Intercreditor Agreement. Each Holder, by accepting this Note, consents and agrees to the terms of the Notes Documents (including the provisions providing for the foreclosure and release of Collateral) and the Intercreditor Agreement, each as may be in effect or may be amended from time to time in accordance with their terms and the Indenture, and authorizes and directs each of the Trustee and the Notes Collateral Agent, as applicable, to enter into the Notes Documents and the Intercreditor Agreement on the Issue Date, and to perform its obligations and exercise its rights thereunder in accordance therewith.

The Issuer will furnish to any Holder upon written request and without charge to the Holder a copy of the Indenture. Requests may be made to:

Ryan Specialty Group, LLC
Prudential Plaza
Suite 4600
180 North Stetson Avenue
Chicago, Illinois 60601
Attention: General Counsel & Chief Financial Officer

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

_____
(Print or type assignee's name, address and zip code)

_____
(Insert assignee's social security or tax I.D. No.)

and irrevocably appoint _____ agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____   Your Signature: _____

Signature Guarantee: _____
                              (Signature must be guaranteed)

_____
Sign exactly as your name appears on the other side of this Note.

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15.

The undersigned hereby certifies that it ☐ is / ☐ is not an Affiliate of the Issuer and that, to its knowledge, the proposed transferee ☐ is / ☐ is not an Affiliate of the Issuer.

In connection with any transfer or exchange of any of the Notes evidenced by this certificate occurring prior to the date that is one year after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Issuer or any Affiliate of the Issuer, the undersigned confirms that such Notes are being:

CHECK ONE BOX BELOW:

(1) ☐ acquired for the undersigned's own account, without transfer; or

(2) ☐ transferred to the Issuer; or

(3) ☐ transferred pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"); or

(4) ☐ transferred pursuant to an effective registration statement under the Securities Act; or

(5) ☐ transferred pursuant to and in compliance with Regulation S under the Securities Act; or

(6) ☐ transferred pursuant to another available exemption from the registration requirements of the Securities Act of 1933, as amended.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; *provided*, however, that if box (5) or (6) is checked, the Issuer may require, prior to registering any such transfer of the Notes, in its sole discretion, such legal opinions, certifications and other information as the Issuer may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended, such as the exemption provided by Rule 144 under such Act.

_____

Signature

Signature Guarantee:

_____   _____

(Signature must be guaranteed)   Signature

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15.

TO BE COMPLETED BY PURCHASER IF BOX (1) OR (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

_____

Dated:

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTES

The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you elect to have this Note purchased by the Issuer pursuant to Section 3.5 or 3.10 of the Indenture, check either box:

Section 3.5 ☐   Section 3.10 ☐

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 3.5 or 3.10 of the Indenture, state the principal amount (must be in minimum denominations of $2,000 or an integral multiple of $1,000 in excess thereof): $_____ and specify the denomination or denominations (which shall not be less than the minimum authorized denomination) of the Notes to be issued to the Holder for the portion of the within Note not being repurchased (in the absence of any such specification, one such Note will be issued for the portion not being repurchased): _____.

Date: _____ Your Signature _____
                                      (Sign exactly as your name appears on the other side of the Note)

Signature Guarantee: _____
                          (Signature must be guaranteed)

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15.

Form of Supplemental Indenture to Add Guarantors

[   ] SUPPLEMENTAL INDENTURE, (this "Supplemental Indenture") dated as of [   ], by and among the parties that are signatories hereto as Guarantors (the "Guaranteeing Entities" and each a "Guaranteeing Entity"), Ryan Specialty Group, LLC, as Issuer, and U.S. Bank National Association, as Trustee and Notes Collateral Agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of Ryan Specialty Group, LLC, the Guarantors party thereto, the Trustee and the Notes Collateral Agent have heretofore executed and delivered an indenture dated as of February 3, 2022 (as amended, supplemented, waived or otherwise modified, the "Indenture"), providing for the issuance of an aggregate principal amount of $400.0 million of 4.375% Senior Secured Notes due 2030 of the Issuer (the "Notes");

WHEREAS, the Indenture provides that under certain circumstances each Guaranteeing Entity shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guaranteeing Entity shall unconditionally guarantee, on a joint and several basis with the other Guarantors, all of the Issuer's Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the "Guarantee"); and

WHEREAS, pursuant to Section 9.1 of the Indenture, the Issuer, any Guarantor, the Trustee and the Notes Collateral Agent are authorized to execute and deliver a supplemental indenture to add additional Guarantors, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Entity, the Issuer, the other Guarantors, the Trustee and the Notes Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

Section 1.1. *Defined Terms*. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

Section 2.1. *Agreement to be Bound*. Each Guaranteeing Entity hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.

Section 2.2. *Guarantee*. Each Guaranteeing Entity agrees, on a joint and several basis with all the existing Guarantors[and the other Guaranteeing Entities], to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior basis.

ARTICLE III

MISCELLANEOUS

Section 3.1. *Notices*. All notices and other communications to the Guaranteeing Entities shall be given as provided in the Indenture to such Guaranteeing Entities, at their addresses set forth below, with a copy to the Issuer as provided in the Indenture for notices to the Issuer.

[INSERT ADDRESS]

Section 3.2. *Merger and Consolidation*. No Guaranteeing Entity shall sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into another Person (other than the Issuer or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction) except in accordance with Section 4.1(e) of the Indenture.

Section 3.3. *Release of Guarantee*. This Guarantee shall be released in accordance with Section 10.2 of the Indenture.

Section 3.4. *Parties*. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.5. *Governing Law*. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.6. *Severability*. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.7. *Benefits Acknowledged*. Each Guaranteeing Entity's Guarantee is subject to the terms and conditions set forth in the Indenture. Each Guaranteeing Entity acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to this Guarantee are knowingly made in contemplation of such benefits.

Section 3.8. *Ratification of Indenture; Supplemental Indentures Part of Indenture*. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.9. *The Trustee and the Notes Collateral Agent*. The Trustee and the Notes Collateral Agent make no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.10. *Counterparts*. The parties hereto may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 3.11. *Execution and Delivery*. Each Guaranteeing Entity agrees that its Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of any such Guarantee.

Section 3.12. *Headings*. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NAME OF GUARANTOR(S)]
as a Guarantor

By: _____
    Name:
    Title:

RYAN SPECIALTY GROUP,
LLC

By: _____
    Name:
    Title:

U.S. BANK NATIONAL
ASSOCIATION,
as Trustee and Notes Collateral
Agent

By: _____
     Name:
     Title: